Exhibit 99.1

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.

Preliminary Information Statement

(Subject to Completion, Dated January 8, 2014)

Information Statement

Distribution of Common Stock of

Hess Retail Corporation

This information statement is being furnished in connection with the distribution by Hess Corporation (“Hess” or “Parent”) of 100 percent of the shares of common stock of Hess Retail Corporation (“Hess Retail”) outstanding immediately prior to the distribution. To implement the distribution, Hess will distribute shares of Hess Retail common stock on a pro rata basis to the holders of Hess common stock. Each of you, as a holder of Hess common stock, will receive one share of Hess Retail common stock for every [—] shares of Hess common stock that you held at 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution. Following the distribution, Hess Retail will hold, directly and through its subsidiaries, the assets and liabilities associated with Hess’s retail business.

The distribution of these shares will be made in electronic book-entry form, without the delivery of any physical share certificates. Following the distribution, stockholders may request that their shares of Hess Retail common stock be transferred to a brokerage or other account at any time. No fractional shares of Hess Retail common stock will be issued. The distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution.

The distribution will occur on [—], 2014. Immediately after the distribution is completed, Hess Retail will be an independent, publicly traded company. It is expected that the distribution will generally be tax-free to Hess stockholders for United States federal income tax purposes, except to the extent that cash is received in lieu of fractional shares.

No vote of the stockholders of Hess is required in connection with the distribution. Neither Hess nor Hess Retail is asking you for a proxy and you are requested not to send Hess or Hess Retail a proxy.

Hess stockholders will not be required to pay any consideration for the shares of Hess Retail common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their Hess common stock or take any other action in connection with the distribution. From and after the distribution, certificates representing Hess common stock will continue to represent Hess common stock, which at that point will include the remaining businesses of Hess.

All of the outstanding shares of Hess Retail common stock are currently owned by Hess. There currently is no public trading market for Hess Retail common stock. Hess Retail intends to apply to have its common stock authorized for listing on the New York Stock Exchange (“NYSE”) under the ticker symbol “HRE.” Hess Retail anticipates that a limited market, commonly known as a “when-issued” trading market, for Hess Retail common stock will develop on or shortly before the record date for the distribution and will continue up to and including the date the distribution occurs, and Hess Retail anticipates that the “regular-way” trading of Hess Retail common stock will begin on the first day of trading following the date the distribution occurs.

In reviewing this information statement, you should carefully consider the matters described under the caption “Risk Factors” beginning on page 14 of this information statement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [—], 2014.

Hess first mailed this information statement to Hess stockholders on or about [—], 2014.

1

NOTE REGARDING THE USE OF CERTAIN TERMS

We use the following terms to refer to the items indicated:

•	“We,” “us,” “our” and “the Company,” unless the context requires otherwise, refer to Hess Retail, the entity that at the time of the distribution will hold, directly and through its subsidiaries, the assets and liabilities associated with Hess’s retail business.

•	“Hess Retail” refers to Hess Retail Corporation, a Delaware corporation, and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole.

•	“Hess” and “Parent” refer to Hess Corporation and, where appropriate in context, to one or more of its subsidiaries, or all of them taken as a whole.

•	The term “separation” refers to the separation of the retail business from Hess’s other businesses and the creation of an independent publicly traded company, Hess Retail, to hold the assets and liabilities associated with the retail business from and after the distribution.

•	The term “distribution” refers to the distribution of 100 percent of the shares of Hess Retail common stock outstanding immediately prior to the distribution date by Hess to stockholders of Hess as of the record date.

•	The term “distribution date” means the date on which the distribution occurs.

•	The term “guests” refers to our customers.

Solely for convenience, the trademarks, service marks and trade names referred to in this information statement are listed without the ® and ™ symbols, but we will assert, to the fullest extent under applicable law, our rights or the rights of the applicable licensors to these trademarks, service marks and trade names. This information statement may include trademarks, service marks or trade names of other companies. Our use or display of other parties’ trademarks, service marks, trade names is not intended to, and does not imply a relationship with, or endorsement or sponsorship of us by, the trademark, service mark or trade name owners.

SUMMARY

This summary highlights selected information contained elsewhere in this information statement. For a more complete understanding of our business, the distribution and the separation, you should read the entire information statement carefully, particularly “Risk Factors” beginning on page 14 and our combined financial statements and related notes thereto. Some of the statements in this information statement constitute forward-looking statements. Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement assumes the completion of all the transactions referred to in this information statement in connection with the separation, the distribution and the WilcoHess Acquisition (as defined herein), including in the case of operational data, assuming the completion of the WilcoHess Acquisition as of the date such information is presented.

“We,” “us,” “our” and “the Company,” unless the context requires otherwise, refer to Hess Retail, the entity that at the time of the distribution will hold, directly and through its subsidiaries, the assets and liabilities associated with Hess’s retail business.

Our Company

Hess Retail is the largest operator of convenience stores along the East Coast and the fifth largest in the United States by number of company operated sites. Our operations include the sale of motor fuel and convenience store offerings, such as fresh food offered in connection with our Good to Go brand, immediate consumption food and beverage products, tobacco products and alcoholic beverages. We primarily operate our sites on the East Coast in densely populated areas with above average fuel margins and household incomes that are greater than the national average under the Hess, Hess Express and Wilco Travel Plaza brands.

Our business model is focused on providing superior in-store offerings and value priced motor fuel to optimize in-store traffic. We do this by leveraging our expertise in providing service to auto and truck driving consumers, our prime locations and our scale advantage. We also leverage our company operated business model to create strong brand recognition. With respect to motor fuel, we believe our status as the leader in gallons of motor fuel sold in each of our primary markets will allow us to increase in-store traffic. We believe we can utilize this traffic to improve revenue and margin growth through in-store initiatives including proprietary brands, fresh food offerings and positive in-store customer experiences.

With respect to in-store sales, we are particularly focused on further increasing our pump to store conversion ratio and the size of our guests’ purchases through improvements to our in-store environment and product offering. Primarily as a result of these efforts, we improved merchandise and other income margins from approximately 25.5% to 27.0% for the year ended December 31, 2012 compared to the year ended December 31, 2011. We believe the key drivers of sales, in-store traffic, pump to store conversion, size of guest purchases and margin expansion have been and will continue to be the expansion of our proprietary brand, fresh food selection, improvements to our coffee and breakfast offerings and relationships with franchise partners, such as Dunkin’ Donuts, Wendy’s, Dairy Queen and Bojangles’.

We classify our company operated locations as either convenience stores or travel plazas. As of September 30, 2013, we had 1,258 company operated locations, of which 1,177 were convenience stores and 81 were travel plazas. Our convenience stores are located in urban and suburban markets and are primarily focused on serving retail consumers. Our convenience stores vary in size and range from 250 square feet (located primarily in urban locations) to larger stores averaging approximately 2,280 square feet, which offer a wider variety of merchandise and food. Of our 81 travel plazas, 38 are large interstate highway-based locations, which average approximately 10,700 square feet and cater to the needs of long-haul truckers by offering a full range of products and services, and 43 are smaller suburban-based locations, which average approximately 3,700 square feet and cater to mid-sized trucks by offering a separate diesel island.

Our Industry

The Company believes it is well positioned to benefit from positive long-term trends in the large, growing and fragmented convenience store market.

Convenience stores have been and continue to be structurally protected from retail trends towards reduced in-store traffic due to changing consumer behaviors towards more online purchases. Fuel purchases require a physical presence at the convenience store which translates into in-store traffic and merchandise sales. Additionally, trends towards more convenient purchases are positive for the convenience store market, as approximately 85% of convenience store purchases are consumed within the hour.

Convenience store merchandise sales represent the fastest growing retail segment in the United States, with the exception of dollar stores, and experienced an approximately 3.5% compound annual growth rate, or CAGR, in same store sales from 2008 through 2012. In addition, we believe we will also continue to benefit from other key advantages in the convenience store sector, including:

•	convenience stores having among the largest consumer reach with among the most frequent visits in the retail industry;

•	the need to purchase motor fuel, which we offer across our locations;

•	shifts in eating patterns resulting in increasing consumer demand for high quality food, coffee, snack and beverage products that are delivered “on the go”;

•	the fragmented nature of the convenience store sector, which provides us with scale advantages and enhances the benefits of our company operated model; and

•	our specialized expertise in the less fragmented travel plaza sector, which gives us a competitive advantage and opportunity for future growth.

The U.S. convenience store market comprises a number of competing models, including (i) major motor fuel refiners with franchisee operated stores, such as BP, Shell and ExxonMobil, (ii) national or public company chains with a major convenience store brand presence, such as 7-Eleven, Circle K and The Pantry, and regional chains with strong proprietary food offerings, such as RaceTrac, Sheetz and Wawa, and (iii) non-traditional motor fuel retailers, such as supermarkets and club stores, such as Kroger and Costco. We believe we are advantageously situated within our industry due to (i) our geographic focus along the East Coast in densely populated locations with higher than average fuel margins and median incomes, (ii) our predominately company operated sites, which allows us to control the guest experience, stimulate traffic and convert that traffic to in-store purchases, (iii) our brand reputation and customer recognition for a superior offering and (iv) our fresh food offerings and unique relationships with key suppliers to offer targeted customer promotions.

Approximately 60% of the convenience store market is comprised of companies with less than 100 company-owned and franchised sites. We believe that this market fragmentation presents an attractive opportunity for us to expand selectively through acquisition to particularly take advantage of our competitive position in core markets where new store growth opportunities may be limited.

The U.S. travel plaza sector is concentrated among a few national, mainly privately-owned, companies with the necessary expertise to operate these sites. Travel plazas offer a unique platform for growth as diesel fuel sales are expected to grow at a CAGR of 1.6% in the United States from 2014 to 2018. We believe travel plazas will benefit from many of the same key advantages as convenience stores.

Our Competitive Strengths

Hess Retail believes the following factors contribute to its position as a leading operator of convenience stores in the United States:

Strategically Positioned in an Attractive Market. We are the fifth largest operator of convenience stores in the United States and the largest along the East Coast by number of company operated sites. Most of our convenience stores are strategically situated in densely populated areas, which has resulted in our average motor fuel sales per company operated site per month to approximately double the industry average and serves as a competitive advantage to drive traffic, which results in greater in-store sales and improved margins. We have and will continue to position our sites strategically in geographies where we believe our brand recognition, in-store offerings and distribution network provide us with competitive advantages.

We also operate 81 travel plazas, which makes us among the largest operators on the East Coast. Our extensive network of travel plazas not only attracts commercial motor fuel traffic, but also allows us to offer long-haul truckers a full range of products and services to meet their needs. Our travel plazas offer a fully integrated portfolio of services, such as showers, quick service restaurants, parking facilities and various convenience store items that cater to the need of long-haul truckers. In July 2013, the Department of Transportation instituted new hours-of-service regulations that require commercial motor vehicle drivers to stop more often and rest for longer periods. As a result of our extensive travel plaza network and our fully integrated portfolio of services, we believe we have successfully positioned ourselves to meet the growing need for travel plazas within our geographic footprint.

Focus on a Company Operated Business Model. We operate the majority of our sites which allows us to implement important strategic initiatives across our broad network of locations. This model allows us to efficiently react to changing dynamics in each of our markets to price fuel to optimize in-store traffic, implement best-in-class operations and alter product offerings quickly as a result of changing consumer behaviors. Success in these initiatives allows us to maintain and promote the strong brand recognition we enjoy.

Strong Brand Recognition and Consumer Preference. We operate our sites primarily under the Hess, Hess Express and Wilco Travel Plaza brands. We enjoy strong brand recognition in our primary markets, having operated under the Hess brand for over 50 years. We have sought to build on this brand recognition through a sustained focus on our in-store guest experience, which is aimed at ensuring our sites remain the preferred destination for consumers. The cornerstone of the guest experience is our guest pledge—service with a smile, speed and convenience, fresh quality products and bright, clean and safe store environments and restrooms.

Ability to Leverage Our Significant Scale and Regional Position. We believe we have led each of our primary markets in total traffic at our sites using gallons of motor fuel sold as a proxy, which includes Long Island, New York City, upstate New York, New Jersey, the New England region, Florida, North Carolina, South Carolina and Pennsylvania. For the years ended December 31, 2010, 2011 and 2012, we sold 2,731 million, 2,654 million and 2,659 million gallons of gasoline, respectively. We sold 505 million, 515 million and 523 million gallons of diesel fuel for the years ended December 31, 2010, 2011 and 2012, respectively.

We believe our significant scale, together with our retention of key members of Hess’s fuel supply organization, will allow us to source motor fuel at competitive prices. With respect to motor fuel pricing, we analyze and manage our motor fuel pricing on a site-by-site basis through automated motor fuel pricing software, which provides analytics that we believe will allow us to improve motor fuel gross margins across our system by enhancing our flexibility to analyze, assess and manage fuel pricing on a real-time, site-by-site basis. Following the separation, pursuant to a new fuel procurement process, we intend to purchase 75% to 80% of our motor fuel requirements from third-parties pursuant to long-term contracts, with the remainder to be purchased on a spot basis. We have also contracted with terminal operators for long-term storage capacity of approximately

32 million gallons. This long-term storage capacity should enable us to pursue a supply strategy that is to a degree opportunistic by acquiring motor fuel at times when we consider the spot price to be most attractive.

Focus on Operational Excellence and Cost Efficiency. We are committed to tight operational controls and the containment of costs. In order to incentivize our employees to maintain our standards of operational excellence, we aim to provide an attractive employee experience, including the use of policies such as hiring for promotability, training for service and incentivizing outcomes. As a result of these policies, we have had strong manager retention rates over the past four years, which we believe has contributed to being an industry leader in total recordable safety incidents and merchandise inventory loss as a percentage of sales. We believe our focus on employee experience also enhances the guest experience.

Our Business Strategy

Hess Retail’s business strategy is built on four key platforms:

Drive Margin Expansion Through Expanded Convenience Store Sales. We will continue to focus on improving our overall gross margin though an increase in higher margin in-store sales. We primarily operate our sites on the East Coast in densely populated areas with above average fuel margins and household incomes that are greater than the national average. We have and will continue to increase in-store sales through our focus on making our convenience stores attractive to our guests, which allows us to capitalize on our position as a leader in total traffic at our sites using gallons of motor fuel sold as a proxy. We seek to maximize our brand equity through the application of our guiding principles, namely: offering our guests bright, clean and safe convenience store environments and restrooms; locating higher margin offerings in the flow of foot traffic; and expanding the fresh food offered in connection with our Good to Go brand, as well as emphasizing immediate consumption food and beverage products.

Selective Expansion in Core and New Markets. We intend to leverage our scale and regional position to create a strong platform for both new store organic growth and strategic acquisitions. Prior to the separation, our ownership by Hess resulted in competition for capital with other Hess businesses. Following the separation, we intend to increase site density in our most attractive markets, including Long Island, Massachusetts, north and central New Jersey and New York, and to expand into new financially attractive markets that were previously inaccessible by law when we were affiliated with the refining activities of Hess.

We believe the travel plaza market also represents an important area for growth, in particular given the integrated portfolio of services that our travel plazas provide. As such, we intend to accelerate our roll-out into this important market.

Focus on Efficient Deployment of Capital. We believe that we have the financial flexibility to fund growth. We believe that the best use of our capital is a combination of new site construction, strategic acquisitions and rebuilds of convenience stores and travel plazas, which we believe will allow us to grow and offer a more desirable experience to our current and potential guests. We will seek to ensure that our capital is efficiently deployed to maximize the growth opportunities that we have identified. We will continue to monitor our real estate portfolio to identify appropriate strategic opportunities to redeploy capital to fund growth.

Enhance Profitability and Create Value Through Cost Optimization and Savings Initiatives. Following the separation, we believe that there are significant opportunities for cost optimization and savings initiatives. For example, we intend to offer our employees industry benchmarked benefit plans with a significant investment in education for our employees. In particular, we will discontinue Hess’s defined benefit pension program and post-retirement medical benefits program. We believe that our benefit plans and investment in employee education will reduce overall employee costs, will be more consistent with the retail industry generally and will help us maintain our high level of employee retention, which we believe improves safety and customer service. We also expect to realize cost savings in connection with the WilcoHess Acquisition by eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. We believe our cost optimization and savings initiatives will result in estimated annual cost savings of approximately $35 million, which will result in a cost structure that is more competitive within the industry and appropriately configured to deliver enhanced profitability and the achievement of our long-term strategies. We estimate that we will achieve approximately 60% of these cost savings within a year of the separation and that the remainder will be achieved within two years of the separation.

Risk Factors

Hess Retail is subject to a number of risks and uncertainties. You should carefully consider the following, as well as the more detailed discussion of risk factors under “Risk Factors” and other information included in this information statement:

•	Volatility in crude oil and wholesale motor fuel prices, seasonality in those prices and seasonality in motor fuel and merchandise sales volumes could have a material adverse effect on our business, financial condition and results of operations.

•	General economic conditions that are largely out of our control may have a material adverse effect on our business, financial condition and results of operations.

•	We may be unable to achieve some or all of the benefits that we expect to achieve from the WilcoHess acquisition, including possible disruptions caused by the WilcoHess acquisition.

•	Changes in economic conditions generally or in the regions in which we operate could adversely affect consumer spending patterns and travel in our markets.

•	Changes in credit card expenses could reduce our gross margin, especially on motor fuel.

•	We may not realize the potential benefits from the separation.

•	We have no history operating as an independent public company.

Recent Developments

On December 24, 2013, Hess Wilco Holdings LLC (the “Purchaser”), a subsidiary of Hess, entered into a purchase agreement with Trade Oil Company and A.T. Williams Oil Company, pursuant to which, among other things, the Purchaser will purchase the issued and outstanding limited liability company interests of WilcoHess LLC, a Delaware limited liability company (“WilcoHess”), that Hess does not own for cash consideration of $290 million and the settlement of liabilities, subject to the terms and conditions of the purchase agreement (the “WilcoHess Acquisition”). Prior to the WilcoHess Acquisition, Hess owned 44% of the issued and outstanding limited liability company interests of WilcoHess, and thus, Hess Retail’s historical combined financial statements account for WilcoHess under the equity method of accounting. In connection with the separation, all of the interests of WilcoHess will be contributed to Hess Retail. Consummation of the WilcoHess Acquisition is subject to closing conditions. See “The Separation and the Distribution—The WilcoHess Acquisition” and “Unaudited Pro Forma Combined Financial Statements.”

Questions and Answers About the Separation and the Distribution

Q:	Why is Hess separating its retail business from its other businesses?

A:	The board of directors of Hess believes the separation and the distribution will enable each company to: (1) pursue a more focused, industry-specific strategy; (2) allocate resources and deploy capital in a manner consistent with its own priorities; (3) receive more focused coverage from equity research analysts; (4) provide current and prospective investors with a more targeted investment opportunity; and (5) in the case of Hess Retail, use its equity for management compensation and as currency for acquisitions. See “The Separation and the Distribution—Reasons for the Separation and the Distribution.”

Q:	How will Hess accomplish the separation and the distribution of Hess Retail?

A:	The separation will be accomplished through a series of transactions in which the assets and liabilities associated with Hess’s retail business will be transferred to Hess Retail or entities that are, or will become prior to the distribution, subsidiaries of Hess Retail. In the distribution, Hess will distribute to its stockholders 100 percent of the shares of Hess Retail’s common stock. Following the distribution, Hess Retail will be a publicly traded company. See “The Separation and the Distribution—Manner of Effecting the Separation and the Distribution.”

Q:	What will I receive in the distribution?

A:	Hess will distribute one share of Hess Retail common stock for every [—] shares of Hess common stock outstanding at 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution. You will pay no consideration and will not give up any portion of your Hess common stock to receive shares of Hess Retail common stock in the distribution.

Q:	What is the record date for the distribution, and when will the distribution occur?

A:	The record date is [—], 2014, and ownership will be determined as of 5:00 p.m. Eastern Time on that date. When we refer to the “record date,” we are referring to that time and date. Hess will distribute shares of Hess Retail common stock on [—], 2014, which we refer to as the “distribution date.”

Q:	As a holder of Hess common stock on the record date, what do I need to do to participate in the distribution?

A:	Nothing. You do not need to take any action, but we urge you to read this entire document carefully. No stockholder approval of the distribution is required or sought. You are not being asked for a proxy. You are not required to make any payment, surrender or exchange any of your shares of Hess common stock or take any other action to receive your shares of Hess Retail common stock.

Q:	How will fractional shares be treated in the distribution?

A:	Hess will not distribute any fractional shares of Hess Retail common stock to Hess stockholders. Fractional shares of Hess Retail common stock to which Hess stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Each stockholder entitled to receive cash proceeds from these shares should consult his, her or its own tax adviser as to such stockholder’s particular circumstances. The tax consequences of the distribution are described in more detail under “The Separation and Distribution—Material United States Federal Income Tax Consequences of the Distribution.”

Q:	If I sell, on or before the distribution date, shares of Hess common stock that I held on the record date, am I still entitled to receive shares of Hess Retail common stock in the distribution?

A:	Beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be two markets in Hess common stock: a “regular way” market and an “ex-distribution” market. Shares of Hess common stock that trade on the regular way market will trade with an entitlement to receive shares of Hess Retail common stock to be distributed in the distribution. Shares that trade on the ex-distribution market will trade without an entitlement to receive shares of Hess Retail common stock to be distributed in the distribution, so that holders who sell shares ex-distribution will be entitled to receive shares of Hess Retail common stock even though they have sold their shares of Hess common stock after the record date. Therefore, if you owned shares of Hess common stock on the record date and sell those shares on the regular way market before the distribution date, you will also be selling the shares of our common stock that would have been distributed to you in the distribution. You are encouraged to consult with your financial adviser regarding the specific implications of selling your Hess common stock prior to or on the distribution date.

Q:	Will the distribution affect the number of shares of Hess I currently hold?

A:	No. The number of shares of Hess common stock held by a stockholder will be unchanged. The market value of each Hess share, however, is expected to decline to reflect the impact of the distribution. See “The Separation and the Distribution—The Number of Shares You Will Receive.”

Q:	What are the United States federal income tax consequences of the distribution?

A:	Hess (i) has received a private letter ruling from the United States Internal Revenue Service (the “IRS”) and (ii) will receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code of 1986, as amended (the “Code”), and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock. Please see “Risk Factors—Risks Related to the The Separation and the Distribution—The distribution could result in significant tax liability,” “Risk Factors—Risks Related to Our Common Stock—If there is a later determination that the distribution or certain related transactions are taxable for United States federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or tax opinion are incorrect or for any other reason, then Hess and its stockholders could incur significant United States federal income tax liabilities, and Hess Retail could incur significant liabilities” and “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution” for more information regarding the potential tax consequences of the distribution. Holders of Hess common stock should consult their tax advisors as to the particular tax consequences of the distribution.

Q:	Will I receive a stock certificate for Hess Retail shares distributed in the distribution?

A:	No. Registered holders of Hess common stock (meaning Hess stockholders who hold Hess stock directly through an account with Hess’s transfer agent, Computershare Investor Services LLC (which, together with its affiliate, Computershare Trust Company, N.A., we collectively refer to as “Computershare”), who are entitled to participate in the distribution will receive from Computershare a book-entry account statement reflecting their ownership of Hess Retail common stock. For additional information, registered stockholders in the United States (“U.S.”) should contact Hess’s transfer agent, Computershare, at (800) 736-3001 or through its website at www.computershare.com. Stockholders from outside the U.S. may call Computershare at (781) 575-3100. See “The Separation and the Distribution—When and How You Will Receive the Distribution of Hess Retail Shares.”

Q:	What if I hold my shares through a broker, bank or other nominee?

A:	Hess stockholders who hold their shares through a broker, bank or other nominee will have their brokerage account credited with Hess Retail common stock. For additional information, those stockholders should contact their broker, bank or other nominee directly.

Q:	What if I have stock certificates reflecting my shares of Hess common stock? Should I send them to the transfer agent or to Hess?

A:	No. You should not send your stock certificates to the transfer agent or to Hess. You should retain your Hess stock certificates.

Q:	Can Hess decide to cancel the distribution of Hess Retail common stock, even if all the conditions are met?

A:	Yes. Until the distribution has occurred, the Hess board of directors has the right, in its sole discretion, to terminate the distribution, even if all the conditions are met. See “The Separation and the Distribution—Conditions to the Distribution.”

Q:	Will Hess Retail incur any debt prior to or at the time of separation?

A:	Yes. Hess Retail intends to enter into new financing arrangements in connection with the separation and the distribution. We expect that we may incur up to $[—] million in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed. See “Description of Certain Indebtedness.”

Following the separation, our debt obligations will impose restrictions on us that could materially adversely affect our business, financial condition or results of operations. In addition, our separation from Hess’s other businesses may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to the businesses collectively. Also, our business, financial condition or results of operations could be harmed by a deterioration of our credit profile or by factors adversely affecting the credit markets generally. See “Risk Factors—Risks Relating to the Separation and the Distribution.”

Q:	Does Hess Retail intend to pay dividends?

A:	Any future determination to pay dividends will be at the discretion of our board of directors and will be dependent upon then-existing conditions, including our earnings, capital requirements, results of operations, financial condition, business prospects and other factors that our board of directors considers relevant. Our ability to pay dividends on our common stock may be restricted by the terms of our new financing arrangements and any future indebtedness or preferred securities. See “Dividend Policy.”

Q:	Will my shares of Hess Retail common stock trade on a stock market?

A:	Yes. Currently, there is no public market for Hess Retail common stock. Hess Retail intends to apply to have its common stock authorized for listing on the NYSE under the ticker symbol “HRE.” We cannot predict the trading prices for Hess Retail common stock when such trading begins.

Q:	Will my shares of Hess common stock continue to trade?

A:	Yes. Hess common stock will continue to be listed and trade on the NYSE under the ticker symbol “HES.”

Q:	Will the distribution of Hess Retail common stock affect the market price of my Hess shares?

A:

Yes. As a result of the distribution, the trading price of shares of Hess common stock immediately after the distribution is expected to change from the trading price immediately before the distribution, because the trading price immediately after the distribution will no longer reflect the value of Hess’s retail business. Furthermore, until the market has fully analyzed the value of Hess after the distribution, Hess may experience more stock price volatility than usual. It is possible that the combined trading prices of Hess common stock and Hess Retail common stock immediately after the distribution will be less than the trading price of shares of Hess common stock immediately before the distribution.

Q:	What will happen to Hess stock-based compensation?

A:	We are in the process of determining the treatment of Hess stock-based compensation, and we will provide information regarding such treatment in an amendment to this information statement.

Q:	What will the relationship be between Hess and Hess Retail after the separation and the distribution?

A:	Following the distribution, Hess Retail will be an independent, publicly owned company, and Hess will not retain any common stock of Hess Retail. In connection with the separation and the distribution, Hess Retail will enter into a Separation and Distribution Agreement and several other agreements with Hess for the purpose of both effecting the separation and governing the relationship between Hess and Hess Retail following the separation. We describe these agreements in more detail under “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

Q:	Are there risks to owning Hess Retail common stock?

A:	Yes. These risks are described in the section entitled “Risk Factors” included elsewhere in this information statement. We encourage you to read that entire section carefully.

Q:	Will I have appraisal rights in connection with the separation and the distribution?

A:	No. Holders of Hess common stock are not entitled to appraisal rights in connection with the separation or the distribution.

Q:	Where can I get more information?

A:	If you have any questions relating to the transfer or mechanics of the stock distribution, you should contact the distribution agent:

Computershare Trust Company, N.A.

c/o Computershare Inc.

250 Royall Street

Canton, MA 02021

Attn: Reorganization Department

(866) 203-6215 or (201) 680-6578

For other questions relating to the separation or the distribution, prior to the distribution, or for questions relating to Hess’s stock after the distribution, you should contact Hess’s investor relations department:

Hess Corporation

1185 Avenue of the Americas

New York, New York 10036

investorrelations@hess.com

(212) 536-8940

For other questions relating to the separation or the distribution, after the distribution, you should contact Hess Retail’s investor relations department:

Hess Retail Corporation

[—]

Summary of the Separation and the Distribution

Distributing Company	Hess is currently the sole stockholder of Hess Retail. Immediately after the distribution, Hess will not retain any shares of Hess Retail’s common stock.

Distributed Company	Hess Retail is currently a wholly owned subsidiary of Hess. After the distribution, Hess Retail will be an independent, publicly traded company.

Distribution Ratio	One share of Hess Retail common stock for every [—] shares of Hess common stock held on the record date.

Shares to Be Distributed	Hess will distribute 100 percent of the shares of Hess Retail common stock outstanding immediately before the distribution. Based on approximately [—] shares of Hess common stock outstanding as of [—], 2014, and applying the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), we expect that approximately [—] shares of Hess Retail common stock will be distributed to Hess stockholders.

Record Date for the Distribution	The record date for the distribution is 5:00 p.m. Eastern Time on [—], 2014.

Distribution Date	The distribution date is [—], 2014.

Fractional Shares	The distribution agent will not distribute any fractional shares of Hess Retail common stock to Hess stockholders. Instead, it will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing prices and distribute the net cash proceeds from the sales pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Hess stockholders will not be entitled to any interest on the amount of any payment made in lieu of a fractional share.

Distribution Method	The distribution will be made in electronic book-entry form, without the delivery of any physical share certificates. Registered stockholders will receive additional information from the distribution agent shortly before the distribution date. Beneficial holders will receive information from their brokerage firms.

Conditions to the Distribution	The distribution is subject to the satisfaction, or waiver by Hess, of the following conditions, among others:

•	The Securities and Exchange Commission (the “SEC”) will have declared our registration statement on Form 10 effective, of which this information statement is a part, under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	Hess Retail’s common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by Hess, subject to official notice of issuance.

•	Prior to the distribution, this information statement will have been mailed to the holders of Hess common stock as of the record date.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•	Hess’s receipt of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock.

•	The Separation and Distribution Agreement will not have been terminated.

See “The Separation and the Distribution—Conditions to the Distribution.”

Stock Exchange Listing	There currently is not a public market for Hess Retail common stock. Hess Retail intends to have its common stock authorized for listing on the NYSE under the symbol “HRE.”

Dividend Policy after the Distribution	Any future determination to pay dividends will be at the discretion of Hess Retail’s board of directors and will be dependent upon then-existing conditions, including its earnings, capital requirements, results of operations, financial condition, business prospects and other factors that its board of directors considers relevant. Our ability to pay dividends on our common stock may be restricted by the terms of our new financing arrangements and any future indebtedness or preferred securities. See “Dividend Policy.”

Distribution Agent	Computershare Trust Company, N.A.

c/o Computershare Inc.

250 Royall Street

Canton, MA 02021

Attn: Reorganization Department

(866) 203-6215 or (201) 680-6578

Transfer Agent and Registrar for Our Shares of Common Stock	Computershare Investor Services LLC

480 Washington Blvd

Jersey City, NJ 07310

(866) 203-6215 or (201) 680-6578

Material United States Federal Income Tax Consequences	Hess (i) has received a private letter ruling from the IRS and (ii) will receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock. A United States holder (as defined in “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution”) of Hess common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of Hess Retail common stock.

If the distribution were determined not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, each United States holder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the shares of Hess Retail common stock received by the holder. In addition, Hess generally would recognize gain with respect to the distribution and certain related transactions.

The distribution and certain related transactions could be taxable to Hess, but not its stockholders, if Hess Retail or its stockholders were to engage in certain transactions after the distribution. In such cases, Hess Retail would be required to indemnify Hess for any resulting taxes and related expenses, which amount could be material.

Please see “Risk Factors—Risks Related to the Separation and the Distribution—The distribution could result in significant tax liability,” “Risk Factors—Risks Related to Our Common Stock—If there is a later determination that the distribution or certain related transactions are taxable for United States federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or tax opinion are incorrect or for any other reason, then Hess and its stockholders could incur significant United States federal income tax liabilities, and Hess Retail could incur significant liabilities” and “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution” for more information regarding the potential tax consequences of the distribution. Holders of Hess common stock should consult their tax advisors as to the particular tax consequences to them of the distribution.

RISK FACTORS

You should carefully consider the risks and uncertainties described below. In assessing these risks, you should also refer to the other information contained in this information statement, including Hess Retail’s combined financial statements and related notes thereto. If any of the risks described below actually occur, Hess Retail’s business, financial conditions or results of operation could be materially adversely affected. In any such case, the trading price of Hess Retail’s common stock could decline. The risks described below are not the only ones Hess Retail faces. Additional risks we are not presently aware of or that we currently believe are immaterial may also impair Hess Retail’s business, financial condition and results of operations.

Risks Related to Our Business

Volatility in crude oil and wholesale motor fuel prices, seasonality in those prices and seasonality in motor fuel and merchandise sales volumes could have a material adverse effect on our business, financial condition and results of operations.

Motor fuel sales comprise a substantial portion of our overall sales. For example, in 2012, approximately 87%, or $11.7 billion, of our sales came from the sale of motor fuel. The margins on our motor fuel sales are substantially impacted by the price we pay for wholesale motor fuel.

Wholesale motor fuel prices are directly related to the price of crude oil and are volatile. General political conditions, acts of war or terrorism, instability in oil producing regions, particularly in the Middle East and South America, and the value of U.S. dollars relative to other foreign currencies, particularly those of oil producing nations, could significantly affect oil supplies and, consequently, wholesale motor fuel costs. In addition, the supply of motor fuel and our wholesale purchase costs could be adversely affected in the event of a shortage, which could result from, among other things, lack of capacity at oil refineries, sustained increase in global demand or the fact that our motor fuel contracts do not guarantee an uninterrupted, unlimited supply of motor fuel.

Significant increases and volatility in wholesale motor fuel prices could result in lower motor fuel gross margins per gallon. Dramatic increases in oil prices reduce motor fuel gross margins because wholesale motor fuel prices typically increase faster than we are able to pass such costs along to our guests.

Furthermore, oil prices, wholesale motor fuel prices, motor fuel sales volumes, motor fuel gross margins and merchandise sales can be subject to seasonal fluctuations. For example, consumer demand for motor fuel typically increases during the summer driving season when travel, recreation and construction are typically greater, and typically falls during the winter months. Therefore, our sales are typically higher in the second and third quarters of our fiscal year.

A significant change in any of these factors, including a significant decrease in consumer demand (other than typical seasonal variations), could materially affect our motor fuel and merchandise volumes, motor fuel gross profit and overall guest traffic, which in turn could have a material adverse effect on our business, financial condition and results of operations.

General economic conditions that are largely out of our control may have a material adverse effect on our business, financial condition and results of operations.

Recessionary economic conditions, higher interest rates, higher motor fuel and other energy costs, inflation, increases in commodity prices, higher levels of unemployment, higher consumer debt levels, higher tax rates and other changes in tax laws or other economic factors may affect consumer spending or buying habits, and could adversely affect the demand for products we sell. Unfavorable economic conditions, higher motor fuel prices and higher unemployment levels can also affect consumer confidence, spending patterns and miles driven, with many guests “trading down” to lower priced products in certain categories when unfavorable conditions exist. These factors can lead to sales declines in both motor fuel and general merchandise, and in turn, have a material adverse effect on our business, financial condition and results of operations.

We may be unable to achieve some or all of the benefits that we expect to achieve from the WilcoHess Acquisition, including because of possible disruptions caused by the WilcoHess Acquisition.

Prior to the consummation of the WilcoHess Acquisition, Hess owned 44% of the issued and outstanding limited liability company interests of WilcoHess. WilcoHess was operated as an independent company. We may not be able to achieve some or all of the benefits we anticipate in connection with the WilcoHess Acquisition. Acquisitions inherently involve risks, including those associated with assimilating and integrating different business operations, corporate cultures, personnel, infrastructure and technologies and increasing the scope, geographic diversity and complexity of operations. In particular, while we believe the travel plaza market represents an important area for growth, we have not historically operated travel plazas.

In order to successfully combine and operate the historic Hess Retail and WilcoHess businesses, our management will need to continue to focus on managing its current business while also working to realize anticipated benefits on a timely basis. Our operations could be negatively affected if we are unable to successfully manage the integration of WilcoHess, including the integration of IT systems.

In addition, there may be additional costs or liabilities associated with the WilcoHess Acquisition that are not currently anticipated, including unexpected loss of key employees and hiring additional management and other critical personnel. Any of these risks could have a material adverse effect our business, financial condition and results of operations.

Changes in consumer behavior and travel as a result of changing economic conditions or otherwise could have a material adverse effect on our business, financial condition and results of operations.

In the convenience store industry, guest traffic is generally driven by consumer preferences and spending trends, growth rates for commercial truck traffic and trends in travel. Changes in economic conditions generally, or in the regions in which we operate, could adversely affect consumer spending patterns and travel in our markets. In particular, weakening economic conditions may result in decreases in miles driven and discretionary consumer spending and travel, which affect spending on motor fuel and convenience items. In addition, changes in the types of products and services demanded by consumers may adversely affect our merchandise sales and gross margin. Additionally, negative publicity or perception surrounding motor fuel suppliers could adversely affect their reputation and brand image, which may adversely affect our motor fuel sales and gross margin. Any adverse change in our merchandise or motor fuel sales and our gross margins could have a material adverse effect on our business, financial condition and results of operations.

Changes in credit card expenses could reduce our gross margin, especially on motor fuel.

A significant portion of our sales involve payment using credit cards, totaling approximately 66% of our sales in 2012. We are assessed credit card fees as a percentage of transaction amounts and not as a fixed dollar amount or percentage of our gross margins. Higher motor fuel prices result in higher credit card expenses, and an increase in credit card use or an increase in credit card fees would have a similar effect. Credit card fees charged on motor fuel purchases that are more expensive as a result of higher motor fuel prices are not necessarily accompanied by higher gross margins, particularly if we cannot pass higher motor fuel prices on to our guests. In fact, such fees may cause lower gross margins. Lower gross margins on motor fuel sales caused by higher credit card fees may decrease our overall gross margin and could have a material adverse effect on our business, financial condition and results of operations.

The convenience store industry is highly competitive and fragmented, and new entrants or increased competition could result in reduced gross margins.

The convenience store industry in the U.S. and in the geographic areas in which we operate is highly competitive and fragmented. We compete with numerous other convenience store chains, independent convenience stores, supermarkets, drugstores, discount clubs, motor fuel service stations, mass merchants, fast food operations and other similar retail outlets. In recent years, several non-traditional retailers, including supermarkets, club stores and mass merchants, have begun to compete directly with convenience stores, particularly in the sale of motor fuel. These non-traditional motor fuel retailers have obtained a significant share of the motor fuel market, and their market share is expected to grow, and these retailers may use promotional pricing or discounts, both at the pump and in the convenience store, to encourage in-store merchandise sales and motor fuel sales. Some of our competitors are larger than us and have greater financial, marketing and other resources than we do. As a result, our competitors may be able to respond better to changes in the economy and new opportunities within the industry. Any reduction in our gross margins could have a material adverse effect on our business, financial condition and results of operations.

We are exposed to risks of loss in the event of nonperformance by our suppliers.

A tightening of credit in the financial markets or an increase in interest rates may make it more difficult for suppliers to obtain financing and, depending on the degree to which it occurs, there may be a material increase in the nonperformance by our suppliers. Even if our credit review and analysis mechanisms work properly, we may experience financial losses in our dealings with these third parties. A material increase in the nonperformance by our suppliers could have a material adverse effect on our business, financial condition and results of operations.

Legal, technological, political and scientific developments regarding climate change and alternative technologies may decrease demand for motor fuel.

Developments regarding climate change and the effects of greenhouse gas emissions on climate change and the environment may decrease the demand for our major product, petroleum-based motor fuel. Legislative and regulatory initiatives concerning climate change and greenhouse gas emissions have accelerated recently in the United States. Negative publicity or changing perceptions about petroleum-based motor fuel and its relationship to the environment may significantly affect our sales and ability to market our products. New technologies developed to steer the public toward non-petroleum fuel dependent means of transportation may create an environment with negative attitudes toward petroleum-based motor fuel, thus affecting the public’s attitude toward our major product and could have a material adverse effect on our business, financial condition and results of operations. Further, new “green” technologies, such as automobiles that do not use petroleum-based motor fuel or that are powered by hybrid or electric engines, or governmental mandates to improve motor fuel efficiency may result in decreased demand for petroleum-based motor fuel, which could have a material adverse effect on our business, financial condition and results of operations. Our success depends on our ability to anticipate and respond in a timely manner to changing consumer demands and preferences while continuing to sell products and services that remain relevant to the consumer and thus will positively impact overall merchandise gross margin.

Following the separation, we will be dependent on third party suppliers for the majority of our motor fuel requirements. A disruption in supply or a change in our relationships with our motor fuel suppliers could have a material adverse effect on our business, financial condition and results of operations.

Prior to the separation, Hess was the supplier for our motor fuel requirements. Following the separation, we will be dependent on third party suppliers for the majority of our motor fuel requirements. We intend to purchase 75% to 80% of our motor fuel requirements from third-parties pursuant to long-term contracts, with the remainder to be purchased on a spot basis. As a result, a change of motor fuel suppliers, a disruption in supply, a significant change in our relationship or payment terms with our motor fuel suppliers or the inability to renew supply agreements on acceptable terms or at all, including in each case as a result of our suppliers inability to access the necessary credit to operate their businesses, could have a material adverse effect on our business, financial condition and results of operations.

We depend on McLane Company, Inc. and H.T. Hackney Co. as the principal suppliers for the majority of our merchandise. A disruption in supply or a change in our relationship could have a material effect on our business, financial condition and results of operations.

The majority of our general merchandise, including most tobacco products and grocery items, is purchased from two wholesale grocers, McLane Company, Inc. (“McLane”) and H.T. Hackney Co. (“H.T. Hackney”). We have a contract with McLane through December 31, 2014 and H.T. Hackney through March 31, 2017, but we may not be able to renew the contracts when they expire, or on similar terms. A change of merchandise suppliers, a disruption in supply or a significant change in our relationship with our principal merchandise suppliers, including McLane and H.T. Hackney, could have a material adverse effect on our business, financial condition and results of operations.

We will lease certain sites from Hess pursuant to the Lease Agreement and we will be required to purchase these sites.

Hess leases approximately 180 sites related to the retail business from trusts (the “Lease Trusts”) created in connection with certain lease transactions. Following the separation, and pursuant to the Lease Agreement, Hess will continue to lease the sites from the Lease Trusts and we will lease these sites from Hess at market rates determined at the time of the separation. Hess will remain liable as the lessee under the Lease Trusts, including for lease payments due to the Lease Trusts. In addition, pursuant to the Lease Agreement, we will be required to purchase sites from Hess at fixed prices based on the fair market value of these sites at the time of the separation. We expect that the purchases will occur as Hess becomes entitled to exercise early buy-out options under the Lease Trusts. For more information, see “The Separation and the Distribution—General” and “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

If Hess does not or cannot effectively perform under the Lease Trusts or the Lease Agreement, including any default by Hess under the Lease Trusts, or we do not or cannot effectively perform under the Lease Agreement, we may not be able to operate our business effectively, including as a result of the termination of some or all of these leases, which could have a material adverse effect on our business, financial condition and results of operations.

The requirement to purchase sites leased by Hess from the Lease Trusts upon Hess’s exercise of the early buy-out options will require significant capital expenditures. These early buy-out options occur on specified dates and we may not have access to the required capital. In addition, the purchase of these sites may not be the most productive use of our resources, may be at prices that do not represent then-current fair market value and may not yield the expected benefits, which could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive federal, state and local environmental laws and regulations.

Our operations are subject to a variety of environmental laws and regulations, including those relating to petroleum storage, the content of fuel products, emissions to the air, discharges into water, releases of hazardous and toxic substances, and remediation of contaminated sites. These laws and regulations require us to obtain permits and registrations from governmental authorities for our operations. We may not always be in compliance with all applicable environmental laws, regulations and permits. Failure to comply could result in fines, penalties, revocations of permits or other sanctions.

In particular, we are subject to environmental laws and regulations governing our underground storage tanks (“USTs”), including standards for leak detection, spill and overflow protection, corrosion protection, and the reporting and remediation of releases. Currently proposed revisions to the 1988 federal UST regulations by the U.S. Environmental Protection Agency would make changes to technical, financial responsibility, and state program approval requirements. Compliance with these requirements may require significant expenditures. We are also required to comply with financial responsibility requirements and pay fees to state “leaking UST” funds in states where they exist. These state funds are expected to pay or reimburse us for certain cleanup expenses related to contamination associated with USTs subject to their jurisdiction. Such payments are always subject to a deductible paid by us, specified per incident caps and specified maximum annual payouts, which vary among the funds. Such funds have eligibility requirements that may not be met by all of our sites. A state fund may not have enough money to pay all cleanup claims. To the extent state funds or other responsible parties do not pay or delay payments for cleanups, we could be obligated to make these payments without reimbursement, which could have a material adverse effect on our business, financial condition and results of operations.

Under certain environmental laws, we may be liable for the costs of remediation of contamination at our current sites, our former sites, or third party waste disposal sites, whether or not we knew of such contamination. In particular, as an owner and operator of motor fueling stations, we face risks relating to petroleum product contamination that other convenience store operators not engaged in such activities would not face. The costs of investigation, remediation and other requirements for the clean-up or treatment of contaminated sites could be substantial. We record accruals on a site-by-site basis when remediation costs are probable and reasonably estimable. However, there may be undiscovered contamination for which we are responsible, and the cost to clean up known contamination could exceed our accruals.

Contamination on and from our current or former sites may subject us to liability to third parties or governmental authorities for remediation costs, injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral. We could also be held liable for the cleanup of third party disposal sites where we have arranged for the disposal of our wastes. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous wastes, materials generated during cleanups of contamination at our sites could expose us to such liability.

Hess is named in cases alleging liability related to methyl-tertiary butyl ether (“MTBE”) contamination in groundwater. The plaintiffs are generally water providers, governmental authorities, private water companies and others who allege that refiners, marketers or retailers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. Three of the cases are pending in federal court and have been consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York (Multi-District Litigation Docket No. 1358, In re: Methyl-Tertiary Butyl Ether Products Liability Litigation). Hess will retain the liabilities associated with the above referenced MTBE litigation and any related remediation costs or damages. We will be required to defend ourselves from, and if necessary, settle all claims or litigation associated with, MTBE claims and any related remediation costs or damages that become known and asserted against Hess Retail after the date of the separation. We do not believe the Hess Retail business has undertaken any activities resulting in MTBE liability. Nonetheless, plaintiffs may attempt to assert claims against us. The liability for, or settlement of, any MTBE related claims could have a material adverse effect on our business, financial condition and results of operation. Even if we are successful in defending any such litigation, our litigation costs could be significant, and the litigation may divert time and money away from our operations and could have a material adverse effect on our business, financial condition and results of operation.

The U.S. Clean Air Act and state air laws require that certain of our sites be equipped with gasoline vapor recovery systems that collect gasoline vapors from vehicles’ fuel tanks while customers dispense gasoline products into their vehicles. Any failure to maintain these systems where they are required, or comply with system testing and reporting requirements, could subject us to penalties, which could have a material adverse effect on our business, financial condition and results of operations.

Legislative, regulatory and executive branch initiatives regarding climate change and greenhouse gas emissions are being discussed in the U.S. Greenhouse gases are certain gases, including carbon dioxide, which may be contributing to global warming and other climatic changes. If governmental climate change or greenhouse gas reduction initiatives are enacted, such as increased fuel economy standards, vehicle emission reduction measures or promotion of alternative vehicle technologies, they could increase our regulatory compliance expenses, increase our motor fuel costs and/or decrease guest demand for motor fuel sold at our sites. To the degree such programs increase costs that we are unable to recover or otherwise adversely affect consumer demand, these matters could have a material adverse effect on our business, financial condition and results of operations.

We are subject to extensive government laws and regulations, and the cost of compliance with such laws and regulations can be material.

Our business and properties are subject to extensive local, state and federal governmental laws and regulations relating to, among other things, the sale of alcohol, tobacco and money orders, sanitation, food safety, employment conditions, including minimum wage requirements, and public accessibility requirements. The cost of compliance with these laws and regulations could have a material adverse effect on our business, financial condition and results of operations. In addition, failure to comply with local, state and federal laws and regulations to which our operations are subject may result in penalties and costs that could have a material adverse effect on our business, financial condition and results of operations.

In certain areas where our convenience stores are located state or local laws limit the convenience stores’ hours of operation or their sale of alcoholic beverages, tobacco products, possible inhalants and lottery tickets, in particular to minors. Failure to comply with these laws could have a material adverse effect on our business, financial condition and results of operations because these state and local regulatory agencies have the power to revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of these products or to seek other remedies, such as the imposition of fines or other penalties.

Regulations related to wages also affect our business. Any appreciable increase in the statutory minimum wage would result in an increase in our labor costs and such cost increase, or the penalties for failing to comply with such statutory minimums, could have a material adverse effect on our business, financial condition and results of operations.

Further, although we are still evaluating what effect, if any, U.S. health care reform legislation may have on our business, a requirement to provide additional health insurance benefits to our employees, or health insurance coverage to additional employees, would likely increase our costs and expenses, and such increases could be significant enough to have a material adverse effect on our business, financial condition and results of operations.

Any changes in the laws or regulations described above that are adverse to us and our properties could have a material adverse effect on our business, financial condition and results of operations. In addition, new regulations are proposed from time to time which, if adopted, could have a material adverse effect on our business, financial condition and results of operations.

Negative events or developments associated with us, Hess Corporation, Hess Retail franchisees or our franchisors could have a material adverse effect on our business, financial condition and results of operations.

We believe that the success of our operations is dependent, in part, on the continuing favorable reputation, market value and name recognition associated with the Hess name, as well as the brands associated with our franchisors, including Dunkin’ Donuts and Wendy’s. Negative events or developments associated with us, Hess Corporation, Hess Retail franchisees or our franchisors could erode the value of those brands, which could have an adverse impact on the volumes of motor fuel and merchandise we sell, which in turn could have a material adverse effect on our business, financial condition and results of operations.

Due to our lack of geographic diversification, adverse developments in our operating areas could have a material adverse effect on our business, financial condition and results of operations.

Our operations are primarily located along the eastern seaboard of the United States. Due to our lack of geographic diversification, an adverse development in the areas in which we operate, such as sustained poor economic conditions or adverse weather events, could have a significantly greater impact on our business, financial condition and results of operations than it would if we operated in more diverse locations.

Unfavorable weather conditions, the impact of climate change or other trends or developments in the regions in which we operate could have a material adverse effect on our business, financial condition and results of operations.

Our operations are primarily located along the eastern seaboard of the United States. This region is susceptible to certain severe weather events, such as hurricanes, severe thunderstorms, snowstorms, tornadoes and extreme heat and cold. Inclement weather conditions could damage our facilities or our suppliers, interrupt or impair our ability to operate our sites, or have a significant impact on consumer behavior, travel and convenience store traffic patterns. We could also be affected by regional occurrences, such as energy shortages or increases in energy prices, fires or other natural disasters. Aside from these consequences of severe weather, our ability to insure these sites and the related cost of such insurance could have a material adverse effect on our business, financial condition and results of operations.

We rely on our suppliers to provide trade credit terms to adequately fund our ongoing operations.

Our business is impacted by the availability of trade credit to fund motor fuel and merchandise purchases. An actual or perceived downgrade in our liquidity or operations (including any credit rating downgrade by a rating agency) could cause our suppliers to seek credit support in the form of additional collateral, limit the extension of trade credit, or otherwise materially modify their payment terms. Any material changes in our payments terms, including early payment discounts, or availability of trade credit provided by our principal suppliers could have a material adverse effect on our business, financial condition and results of operations.

The dangers inherent in the storage of motor fuel could cause disruptions in our operations and could expose us to potentially significant losses, costs or liabilities.

We store motor fuel in underground and above ground storage tanks. Our operations are subject to hazards and risks inherent in storing motor fuel. These hazards and risks include, but are not limited to, fires, explosions, spills, discharges and other releases, any of which could result in distribution difficulties and disruptions, environmental pollution, governmentally-imposed fines or clean-up obligations, personal injury or property damage claims. Any such event could disrupt our operations or affect our ability to maintain insurance. Therefore, the occurrence of such an event could have a material adverse effect on our business, financial condition and results of operations.

We are not fully insured against all risks incident to our business.

We are not fully insured against all risks incident to our business. We may be unable to obtain or maintain insurance with the coverage that we desire at reasonable rates. As a result of market conditions, the premiums and deductibles for certain of our insurance policies have increased and could continue to do so. Certain insurance coverage could become unavailable or available only for reduced amounts of coverage. If we were to incur a significant liability for which we were not fully insured, it could have a material adverse effect on our business, financial condition and results of operations.

Acquisitions and other strategic transactions could result in operating difficulties, dilution and other harmful consequences.

We may from time to time consider a wide array of potential strategic transactions, including acquisitions, joint ventures, business combinations and dispositions. Any of these transactions could be material to our business, financial condition and results of operations. The process of integrating any acquired assets may create unforeseen operating difficulties and expenditures and is itself risky. Moreover, we may not realize the anticipated benefits of any or all of our acquisitions, or may not realize them in the expected time frame. Future acquisitions may require us to issue additional equity securities, spend our cash, or incur debt, liabilities and amortization expenses related to intangible assets or write-offs of goodwill, any of which could have a material adverse effect on our business, financial condition and results of operations.

Our new building and store improvement strategies require significant resources, which, if they are not completed successfully, could divert our resources from more productive uses and have a material adverse effect on our business, financial condition and results of operations.

We expect to devote significant resources to our new building and store improvement strategies, which may include reconstruction and/or re-modeling. In particular, we anticipate that our sustaining-focused capital expenditures may initially increase substantially as we remodel our older sites. These initiatives may not be successful and they may not be the most productive use of our resources. If we are unable to successfully implement our strategies, or if these strategies do not yield the expected benefits, our business, financial condition and results of operations could be materially adversely affected.

Future cigarette legislation, campaigns to discourage smoking, increases in cigarette taxes and wholesale cost increases of cigarettes could have a material adverse effect on our business, financial condition and results of operations.

Sales of cigarettes account for an important portion of our total sales of convenience store merchandise, totaling approximately 48% of our merchandise sales and 20% of our merchandise gross profit for the year ended December 31, 2012. Significant increases in wholesale cigarette costs and tax increases on cigarettes, as well as future legislation and national and local campaigns to discourage smoking in the U.S., including legislation limiting cigarette displays and advertising, may have an adverse effect on the demand for cigarettes, and therefore reduce our revenues and profits. Competitive pressures in our markets can make it difficult to pass price increases on to our guests. These factors could materially adversely affect our retail price of cigarettes, cigarette unit volume and sales, merchandise gross margin and overall guest traffic. Reduced sales of cigarettes or reduced gross margins on the sales we make could have a material adverse effect on our business, financial condition and results of operations.

Currently, major cigarette manufacturers offer substantial rebates to retailers. We include these rebates as a component of our gross margin. In the event these rebates are no longer offered, or are decreased, our profit from cigarette sales will decrease accordingly. In addition, reduced retail display allowances on cigarette products offered by cigarette manufacturers and restrictions on cigarette displays could negatively affect our gross margins. These factors could materially affect our retail price of cigarette, cigarette sales volume and revenues, merchandise gross margin and overall guest traffic, which could in turn have a material adverse effect on our business, financial condition and results of operations.

Food safety and foodborne illness concerns could have a material adverse effect on our business, financial condition and results of operations.

Our internal controls and training may not be fully effective in preventing all food safety issues, including any occurrences of foodborne illnesses, such as salmonella, E. coli and hepatitis A. Furthermore, we rely on third-party suppliers, making it difficult to monitor food safety compliance and increasing the risk that a foodborne illness would affect multiple sites. Some foodborne illnesses could be caused by third-party suppliers and transporters outside of our control. New foodborne illnesses resistant to our or our suppliers current precautions may develop in the future, or foodborne illnesses with long incubation periods could arise, which could give rise to claims or allegations on a retroactive basis. One or more instances of foodborne illness in any of our sites or markets or related to food products we sell could negatively affect our sales at all of our sites or expose us to litigation or regulatory actions, which could have a material adverse effect on our business, financial condition and results of operations. This risks exists even if it were later determined that the foodborne illness was wrongly attributed to us.

We are insured under Hess’s insurance policies for occurrences prior to the completion of the separation and the distribution. The specifications and insured limits under those policies, however, are at a level consistent with Hess as a whole. As a result, we are effectively self-insured and are exposed to most losses relating to occurrences prior to the completion of the separation and distribution. Upon completion of the separation and distribution, we expect to obtain comprehensive insurance coverage, but we may incur losses that are not covered by insurance or reserves in whole or in part, and such losses could have a material adverse effect on our business, financial condition and results of operations.

We reserve for estimated general liability and workers’ compensation losses, and, in connection with our separation from Hess, we expect to enter into an agreement that will permit us to access Hess’s insurance for general liability and workers’ compensation losses that we incur up to the distribution date. The specifications and insured limits under these policies are at a level consistent with Hess as a whole, and we may suffer losses for which insurance coverage is not available. Upon our separation from Hess, we expect to carry comprehensive insurance policies to cover general liabilities, workers’ compensation liabilities, employee work injury liabilities, property losses and directors and officers liabilities. We expect both the coverage limits and deductibles will be consistent with industry standards for companies of a similar size and operations. A significant portion of the risk may be self-insured where the risk may not be insurable or cannot be insured at a reasonable cost. Some losses, such as those resulting from wars or acts of terrorism may not be insurable at any cost. Self-insured losses and uninsurable losses, if large enough, could have a material adverse effect on our business, financial condition and results of operations. Should an uninsured loss or a loss in excess of insured limits occur, we could lose capital invested in that property, as well as the anticipated future revenues derived from the retailing activities conducted at that property, while remaining obligated for any mortgage debt or other financial obligations related to the property. Any such loss could have a material adverse effect on our business, financial condition and results of operations.

We will rely on third-party carriers for transportation of a significant portion of our motor fuel. As a result, a change in third-party carriers, a significant change in our relationship with third-party carriers or the nonperformance or disruption of motor fuel transportation services by these third-party carriers could have a material adverse effect on our business, financial condition and results of operations.

We will rely on third-party carriers to deliver a significant portion of our motor fuel. A change in third-party carriers, a significant change in our relationship with third-party carriers or the nonperformance or disruption of motor fuel transportation services because of weather-related problems, mechanical difficulties, infrastructure damage, strikes, lock-outs, transportation delays, accidents, terrorism, domestic catastrophe or other events by these third-party carriers could have a material adverse effect on our business, financial condition and results of operations.

We rely on our IT systems and network infrastructure to manage numerous aspects of our business, and a disruption of these systems could have a material adverse effect on our business, financial condition and results of operations.

We depend on our IT systems and network infrastructure to manage numerous aspects of our business and provide analytical information to management. These systems are an essential component of our business and growth strategies, and a serious disruption to them could significantly limit our ability to manage and operate our business efficiently. These systems are vulnerable to, among other things, damage and interruption from power loss or natural disasters, computer system and network failures, loss of telecommunications services, physical and electronic loss of data, security breaches and computer viruses, which could result in a loss of sensitive business information, systems interruption or the disruption of our business operations. To protect against unauthorized access or attacks, we have implemented infrastructure protection technologies and disaster recovery plans, but a technology systems breach or systems failure could have a material adverse effect on our business, financial condition and results of operations.

Following the separation and after the expiration of the Transition Services Agreement, we will no longer have access to Hess’s IT systems and network infrastructure, and we will need to establish our own, for which we will incur costs. See “—Risks Related to the Separation and the Distribution—We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company. We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company. We may experience increased ongoing costs in connection with being an independent public company.”

Our reputation, business, financial condition and results of operations could be materially adversely affected by the failure to protect sensitive guest, employee or vendor data or to comply with applicable regulations relating to data security and privacy.

In the normal course of our business, we obtain large amounts of personal data, including credit and debit card information from our guests. While we have invested in the protection of our IT systems and maintain what we believe are adequate security controls over individually identifiable guest, employee and vendor data provided to us, a breakdown or a breach in our systems that results in the unauthorized release of individually identifiable guest or other sensitive data could nonetheless occur and have a material adverse effect on our reputation, business, financial condition and results of operations. Such a breakdown or breach could also materially increase the costs we incur to protect against such risks. Also, a material failure on our part to comply with data security and privacy and other similar laws and regulations, including with respect to the protection of sensitive data or to the privacy rights of our guests, employees and others could subject us to fines or other regulatory sanctions and potentially to lawsuits and other liabilities.

Pending or future litigation could materially adversely affect our business, financial condition and results of operations. Litigation and publicity concerning motor fuel or food quality, health and other related issues could result in significant liabilities or litigation costs and cause consumers to avoid our sites.

Convenience stores can be adversely affected by litigation and complaints from guests or government agencies resulting from motor fuel or food quality, illness or other health or environmental concerns or operating issues stemming from one or more sites. Adverse publicity about these allegations may negatively affect us, regardless of whether the allegations are true, by discouraging guests from purchasing motor fuel or merchandise at one or more of our sites. We could also incur significant liabilities if a lawsuit or claim results in a decision against us. Even if we are successful in defending such litigation, our litigation costs could be significant, and the litigation may divert time and money away from our operations and could have a material adverse effect on our business, financial condition and results of operation. Our defense costs and any resulting damage awards may not be fully covered by our insurance policies.

Our business, financial condition and results of operation could be materially adversely affected if we are not able to attract and retain a strong management team.

We are dependent on our ability to attract and retain a strong management team. If, for any reason, we are not able to attract and retain qualified senior personnel, our business, financial condition and results of operations could be materially adversely affected. We also are dependent on our ability to recruit qualified convenience store and field managers. If we fail to attract and retain these individuals at reasonable compensation levels, our business, financial condition and results of operations could be materially adversely affected.

Uncertainty and illiquidity in credit and capital markets could impair our ability to obtain credit and financing on acceptable terms.

Our ability to obtain credit and capital depends in large measure on capital markets and liquidity factors that we do not control. Our ability to access credit and capital markets may be restricted at a time when we would like, or need, to access those markets, which could have an impact on our flexibility to react to changing economic and business conditions. In addition, the cost and availability of debt and equity financing may be adversely affected by unstable or illiquid market conditions. Protracted uncertainty and illiquidity in these markets also could have an adverse impact on our lenders, causing them to fail to meet their obligations to us. Our access to credit and capital markets may be affected by the credit ratings assigned to our debt by independent credit rating agencies.

Compliance with and changes in tax laws could materially adversely affect our business, financial condition and results of operation.

We are subject to extensive tax liabilities imposed by multiple jurisdictions, including income taxes, indirect taxes (excise/duty, sales/use and gross receipts taxes), payroll taxes, franchise taxes, withholding taxes and ad valorem taxes. New tax laws and regulations and changes in existing tax laws and regulations are continuously being enacted or proposed that could result in increased expenditures for tax liabilities in the future. Many of these liabilities are subject to periodic audits by the relevant taxing authorities. Subsequent changes to our tax liabilities as a result of these audits may subject us to interest and penalties.

Terrorist attacks and threatened or actual war could materially adversely affect our business, financial condition and results of operation.

Our business is affected by general economic conditions and fluctuations in consumer confidence and spending, which can decline as a result of numerous factors outside of our control. Terrorist attacks or threats, including cyber-terrorism, whether within the United States or abroad, rumors or threats of war, actual conflicts involving the United States or its allies, or military or trade disruptions impacting our suppliers or our guests could materially adversely affect our business, financial condition and results of operation. Specifically, strategic targets such as energy related assets (which could include refineries that produce the motor fuel we purchase or ports in which crude oil is delivered) may be at greater risk of future terrorist attacks than other targets in the United States. These occurrences could have an adverse impact on energy prices, including prices for motor fuels, and an adverse impact on our operations. Any or a combination of these occurrences could have a material adverse effect on our business, financial condition and results of operations.

Risks Related to the Separation and the Distribution

We may not realize the potential benefits from the separation, and our historical and pro forma combined financial information is not necessarily indicative of our future prospects. We may be unable to achieve some or all of the benefits that we expect to achieve as an independent, publicly traded company.

We may not realize the potential benefits we expect from our separation from Hess. We have described those potential benefits elsewhere in this information statement. See “The Separation and Distribution—Reasons for the Separation and the Distribution.” In particular, we may be unable to achieve some or all of the benefits that we expect to achieve from the WilcoHess Acquisition, including because of possible disruptions caused by the WilcoHess Acquisition. See “—Risks Related to Our Business—We may be unable to achieve some or all of the benefits that we expect to achieve from the WilcoHess Acquisition, including because of possible disruptions caused by the WilcoHess Acquisition.” In addition, we will incur significant costs, including those described below, which may exceed our estimates, and we will incur some negative effects from our separation from Hess, including loss of access to some of the financial, managerial and professional resources from which we have benefited in the past.

Our historical and pro forma combined financial statements do not necessarily reflect the financial condition, results of operations or cash flows that we would have achieved as an independent, publicly traded company during the periods presented or those that we will achieve in the future, as a result of factors including the following:

•	Our historical combined financial results reflect allocations of expenses for services historically provided by Hess, and those allocations may be significantly lower than the comparable expenses we would have incurred as an independent company.

•	Our working capital requirements historically have been satisfied as part of Hess’s corporate-wide cash management programs, and our cost of debt and other capital may significantly differ from that reflected in our historical combined financial statements.

•	Our historical combined financial results may not fully reflect the costs associated with being an independent public company, including significant changes that may occur in our cost structure, management, financing arrangements and business operations as a result of our separation from Hess.

•	Our historical combined financial results account for WilcoHess under the equity method of accounting.

We based the pro forma adjustments on available information and assumptions that we believe are reasonable; however, our assumptions may prove not to be accurate. In addition, our unaudited pro forma combined financial information may not give effect to various ongoing additional costs we may incur in connection with being an independent public company. Accordingly, our unaudited pro forma combined financial information does not reflect what our financial condition, results of operations or cash flows would have been as an independent public company and is not necessarily indicative of our future financial condition or future results of operations.

We have no history operating as an independent public company. We will incur significant costs to create the corporate infrastructure necessary to operate as an independent public company. We may be unable to make, on a timely or cost-effective basis, the changes necessary to operate as an independent company. We may experience increased ongoing costs in connection with being an independent public company.

We have historically used Hess’s corporate infrastructure to support our business functions, including Hess’s IT systems. Hess has been performing various corporate functions for us, including tax administration, treasury activities, accounting, IT services, ethics and compliance program administration, risk management and public relations. The expenses related to establishing and maintaining this infrastructure were spread among all of Hess’s businesses.

Following the separation and after the expiration of the transition arrangements described below, we will no longer have access to Hess’s infrastructure, and we will need to establish our own, for which we will incur costs.

Following the separation, Hess will be contractually obligated to provide to us only those transition services specified in the Transition Services Agreement and the other agreements we enter into with Hess in connection with the separation. The expiration date of the Transition Services Agreement will vary by service provided, but will be generally no longer than 18 months from the distribution date. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.” We may be unable to replace in a timely manner or on comparable terms the services or other benefits that Hess previously provided to us. Upon the expiration of the Transition Services Agreements or other agreements, many of the services that are covered in such agreements will be provided internally or by unaffiliated third parties. We expect that, in some instances, we will incur higher costs to obtain such services than we incurred prior to the separation or under the terms of such agreements. If Hess does not effectively perform the services that are called for under the Transition Services Agreements and other agreements, we may not be able to operate our business effectively, and our profitability may decline. After the expiration of the Transition Services Agreements and the other agreements, we may be unable to replace the services specified in such agreements in a timely manner or on comparable terms.

Similarly, we currently purchase a wide variety of products and services, including software licenses, from third parties as part of Hess. We may experience some increased costs after the separation as a result of our inability to continue to purchase products and services on terms that are as favorable to us as those obtained under these combined purchasing arrangements. It is possible that such costs could have a material adverse effect on our business, financial condition and results of operations.

Until the distribution occurs, Hess has sole discretion to change the terms of the distribution in ways that may be unfavorable to us.

Until the distribution occurs, we are a wholly owned subsidiary of Hess. Accordingly, Hess has the sole and absolute discretion to determine and change the terms of the distribution, including the establishment of the record date and distribution date. These changes could be unfavorable to us. In addition, Hess may decide at any time not to proceed with the separation or the distribution.

In connection with our separation from Hess, Hess will indemnify us for certain liabilities, and we will indemnify Hess for certain liabilities. If we are required to act on these indemnities to Hess, we may need to divert cash to meet those obligations, which could have a material adverse effect on our business, financial condition and results of operations. In the case of Hess’s indemnity, there can be no assurance that the indemnity will be sufficient to insure us against the full amount of such liabilities, or as to Hess’s ability to satisfy its indemnification obligations in the future.

Pursuant to the Separation and Distribution Agreement and other agreements with Hess, Hess will agree to indemnify us for certain liabilities, and we will agree to indemnify Hess for certain liabilities. Indemnities that we may be required to provide Hess may be significant and could have a material adverse effect on our business, financial condition and results of operations, particularly indemnities relating to certain actions that could impact the tax free nature of the distribution. Third parties could also seek to hold us responsible for any of the liabilities that Hess has agreed to retain. Further, there can be no assurance that the indemnity from Hess will be sufficient to protect us against the full amount of such liabilities, or that Hess will be able to fully satisfy its indemnification obligations. Moreover, even if we ultimately succeed in recovering from Hess any amounts for which we are held liable, we may be temporarily required to bear these losses ourselves. Each of these risks could have a material adverse effect on our business, financial condition and results of operations.

We will be subject to continuing contingent liabilities of Hess following the separation.

Following the separation, there will be several significant areas where the liabilities of Hess may become our obligations. For example, under the Internal Revenue Code of 1986, as amended (the “Code”) and the related rules and regulations, each corporation that was a member of the Hess consolidated group for United States federal income tax purposes during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is severally liable for the United States federal income tax liability of the entire Hess consolidated tax reporting group for such taxable periods. In connection with the separation, we will enter into a Tax Matters Agreement with Hess that will allocate the responsibility for prior period taxes of the Hess consolidated tax reporting group between us and Hess. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.” However, if Hess is unable to pay any prior period taxes for which it is responsible, we could be required to pay the entire amount of such taxes.

The distribution could result in significant tax liability.

Hess (i) has received a private letter ruling from the IRS and (ii) will receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of

Hess common stock. A United States holder (as defined in “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution”) of Hess common stock generally will recognize capital gain or loss with respect to cash received in lieu of a fractional share of Hess Retail common stock.

Although a private letter ruling generally is binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Also, as part of the IRS’ current policy with respect to rulings on spin-off transactions (including the distribution), the private letter ruling received by Hess is not based upon a determination by the IRS that all conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Rather, the ruling is based upon representations by Hess that certain conditions are satisfied, and any inaccuracy in such representations could invalidate the ruling. For this reason, in addition to obtaining the private letter ruling from the IRS, Hess expects to obtain the opinion of counsel described above. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Hess and Hess Retail, and will rely on the IRS private letter ruling as to matters covered by such ruling. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the distribution, the distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in an opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

If the distribution were determined not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, each United States holder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the shares of Hess Retail common stock received by the holder with the consequences described in “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution.” In addition, Hess generally would recognize gain with respect to the distribution and certain related transactions.

The distribution and certain related transactions could be taxable to Hess if Hess Retail or its stockholders were to engage in certain transactions after the distribution. In such cases, Hess Retail would be required to indemnify Hess for any resulting taxes and related expenses, which could be material.

To preserve the tax-free treatment to Hess and/or its stockholders of the distribution and certain related transactions, Hess Retail may not be able to engage in certain transactions.

To preserve the tax-free treatment to Hess and/or holders of Hess common stock of the distribution and certain related transactions, under the Tax Matters Agreement, Hess Retail is restricted from taking any action that adversely affects or could reasonably be expected to adversely affect such tax-free status for United States federal, state and local income tax purposes. These restrictions may limit Hess Retail’s ability to pursue certain strategic transactions or engage in other transactions, including, in certain circumstances, using Hess Retail common stock to make acquisitions and other transactions that might increase the value of Hess Retail’s business or Hess Retail common stock.

For more information, see “The Separation and the Distribution—Material United States Federal Income Tax Consequences of the Distribution” and “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess—Tax Matters Agreement.”

We potentially could have received better terms from unaffiliated third parties than the terms we receive in our agreements with Hess.

The agreements we will enter into with Hess in connection with the separation, including the Separation and Distribution Agreement and other agreements, were negotiated in the context of the separation while we were still a wholly owned subsidiary of Hess. Accordingly, during the period in which the terms of those agreements were negotiated, we did not have an independent board of directors or a management team independent of Hess. As a result, the terms of those agreements may not reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties. The terms of the agreements to be negotiated in the context of the separation relate to, among other things, the allocation of assets, liabilities, rights and other obligations between Hess and us. Arm’s-length negotiations between Hess and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction, may have resulted in more favorable terms to us. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the separation and the distribution.

Our financial results previously were included within the consolidated results of Hess, and our reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, we are not directly subject to reporting and other requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. After the distribution, we will be subject to such reporting and other requirements, which will require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations will place significant demands on our management, administrative and operational resources, including accounting and IT resources.

To comply with these requirements, we will need to upgrade our systems, including computer hardware infrastructure, implement additional financial and management controls, reporting systems and procedures and hire additional accounting, finance and IT staff. We will incur additional annual expenses related to these steps, including with respect to, among other things, directors and officers liability insurance, director fees, reporting fees with the SEC, transfer agent fees, increased auditing and legal fees and similar expenses, which expenses may be significant. If we are unable to upgrade our financial and management controls, reporting systems, IT systems and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have a material adverse effect on our business, financial condition and results of operations.

Following the separation, we will have debt obligations that could restrict our business and materially adversely affect our financial condition and results of operations. In addition, the separation of our business from Hess may increase the overall cost of debt funding and decrease the overall debt capacity and commercial credit available to us.

Hess Retail intends to enter into new financing arrangements in connection with the separation and the distribution. We expect that we may incur up to $[—] million in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed. We may also incur additional indebtedness in the future. Our indebtedness will impose restrictions on us that could have material adverse consequences by:

•	limiting our ability to obtain additional financing in the future for working capital, capital expenditures and acquisitions;

•	limiting our ability to refinance our indebtedness on terms acceptable to us or at all;

•	limiting our ability to sell certain property or assets;

•	limiting our ability to incur liens;

•	limiting our ability to engage in mergers or other fundamental changes;

•	requiring us to dedicate a significant portion of our cash flows from operations to paying the principal of and interest on our indebtedness, thereby reducing funds available for other corporate purposes;

•	making it more difficult for us to pay any future cash dividends on our common stock; and

•	making us more vulnerable to economic downturns and limiting our ability to withstand competitive pressures.

Any bank debt we incur and our revolving credit facility will bear interest at a variable rate. Future increases in interest rates, therefore, could have a negative impact on our liquidity due to the amount of debt subject to variable interest rates. See “Description of Certain Indebtedness” for more information.

Risks Related to Our Common Stock

There is no existing market for Hess Retail’s common stock, and a trading market that will provide you with adequate liquidity may not develop for its common stock. In addition, once Hess Retail’s common stock begins trading, the market price of Hess Retail’s shares may fluctuate widely.

There is currently no public market for Hess Retail’s common stock. Hess Retail intends to apply to have its common stock authorized for listing on the New York Stock Exchange under the ticker symbol “HRE.” It is anticipated that on or prior to the record date for the distribution, trading of shares of our common stock will begin on a “when-issued” basis and will continue up to and including the distribution date. However, an active trading market for our common stock may not develop as a result of the distribution or be sustained in the future. The market price of our common stock may fluctuate widely, depending upon many factors, some of which may be beyond our control, including:

•	our business profile and market capitalization may not fit the investment objectives of Hess’s current stockholders, and our common stock may not be included in some indices, causing certain holders to sell their shares, though some of this selling pressure may be offset to the extent our stock is purchased by other investors due to our potential inclusion in other indices;

•	a shift in our investor base;

•	our quarterly or annual earnings, or those of other companies in our industry;

•	actual or anticipated fluctuations in our operating results;

•	announcements by us or our competitors of significant acquisitions or dispositions;

•	the failure of securities analysts to cover our common stock after the distribution;

•	changes in earnings estimates by securities analysts or our ability to meet our earnings guidance;

•	the operating and stock price performance of other comparable companies;

•	overall market fluctuations and general economic conditions; and

•	the other factors described in these “Risk Factors” and elsewhere in this information statement.

Stock markets in general have also experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations could negatively affect the trading price of our common stock.

Future sales or distributions of our common stock could depress the market price for shares of our common stock.

The shares of our common stock that Hess distributes to its stockholders generally may be sold immediately in the public market. It is possible that some stockholders of Hess, including possibly some of Hess’s major stockholders and index fund investors, will sell Hess or our common stock received in the distribution for various reasons (for example, if our business profile or market capitalization as an independent company does not fit their investment objectives). The sales of significant amounts of our common stock or the perception in the market that this will occur may result in the lowering of the market price of our common stock. Any disposition by any significant shareholder of our common stock in the public market, or the perception that such dispositions could occur, could adversely affect prevailing market prices for our common stock.

Your percentage ownership in us may be diluted in the future.

As with any publicly traded company, your percentage ownership in us may be diluted in the future because of equity issuances for acquisitions, capital market transactions or otherwise, including, without limitation, equity awards that we expect will be granted to our directors, officers and employees.

If there is a later determination that the distribution or certain related transactions are taxable for United States federal income tax purposes because the facts, assumptions, representations or undertakings underlying the IRS private letter ruling or tax opinion are incorrect or for any other reason, then Hess and its stockholders could incur significant United States federal income tax liabilities, and Hess Retail could incur significant liabilities.

Hess (i) has received a private letter ruling from the IRS and (ii) will receive a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP, each to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock. The ruling relies, and the tax opinion will rely on certain facts, assumptions, representations, and undertakings from Hess and Hess Retail regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, representations or undertakings are incorrect or not otherwise satisfied, Hess and its stockholders could be subject to significant tax liabilities. Notwithstanding the private letter ruling and tax opinion, the IRS could determine on audit that the distribution or certain related transactions are taxable if it determines that any of these facts, assumptions, representations or undertakings are not correct or have been violated or if it disagrees with the conclusions in the tax opinion that are not covered by the private letter ruling, or for other reasons, including as a result of certain significant changes in the stock ownership of Hess or Hess Retail after the distribution. If the distribution or certain related transactions are determined to be taxable for United States federal income tax purposes, Hess and/or its stockholders could incur significant United States federal income tax liabilities, and Hess Retail could incur significant liabilities under the Tax Matters Agreement or under applicable law.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This information statement contains forward-looking statements that involve risks and uncertainties. The forward-looking statements are contained principally in “Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect Hess Retail’s current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Important factors that could cause actual results to differ materially from those reflected in such forward-looking statements and that should be considered in evaluating our outlook include, but are not limited to, the following:

•	volatility and seasonality in crude oil and wholesale motor fuel prices and seasonality in motor fuel and merchandise sales volumes;

•	the impact of general economic, regional and competitive factors;

•	risks related to the WilcoHess Acquisition and any other acquisitions or strategic transactions in the future;

•	our ability to operate as an independent public company;

•	changes in consumer behavior and travel;

•	risks related to our suppliers and other contractual counterparties;

•	risks related to the favorable reputation, market value and name recognition associated with our owned or licensed trademarks;

•	expectations regarding environmental, tax and other regulatory initiatives;

•	our ability to service our indebtedness; and

•	other factors mentioned in this information statement, including in the section entitled “Risk Factors.”

Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward-looking statements represent our estimates and assumptions only as of the date of this information statement. Unless required by United States federal securities laws, we do not intend to update any of these forward-looking statements to reflect circumstances or events that occur after the statement is made.

Unless otherwise indicated, information in this information statement concerning economic conditions, our industry, our markets and our competitive position is based on a variety of sources, including information from independent industry analysts and publications, as well as our own estimates and research. Our estimates are derived from publicly available information released by third-party sources, as well as data from our internal research, and are based on such data and our knowledge of our industry, which we believe to be reasonable. However, although we believe such sources are reliable, we have not independently verified the data and can not guarantee the accuracy and completeness of such information.

You should read this information statement and the documents that we reference in this information statement and have filed as exhibits to the registration statement, completely and with the understanding that our actual future results may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

THE SEPARATION AND THE DISTRIBUTION

General

On [—], 2014, the board of directors of Hess approved the separation of Hess Retail from Hess via the Separation and Distribution Agreement.

The separation will be accomplished through a series of transactions in which the assets and liabilities associated with Hess’s retail business will be transferred to Hess Retail or entities that are, or will become prior to the distribution, subsidiaries of Hess Retail. The transferred assets will include, among others:

•	real and personal property assets, including owned and leased retail sites and retail sites under construction;

•	motor fuel, merchandise and supplies inventories;

•	dealer, vendor, and supplier contracts;

•	permits and licenses related to the business;

•	cash on hand related to the business; and

•	receivables related to the retail business and other assets reflected on Hess Retail’s combined balance sheet.

In addition, Hess leases approximately 180 sites related to the retail business from trusts (the “Lease Trusts”) created in connection with certain lease transactions. The Lease Trusts are comprised of ten outstanding tranches (each a “Lease Tranche”) with eleven to thirty-seven sites in each Lease Tranche. Hess remits lease payments to the Lease Trusts. Following the separation, and pursuant to the Lease Agreement, Hess will continue to lease the sites from the Lease Trusts and we will lease these sites from Hess at market rates determined at the time of the separation. Hess will remain liable as the lessee under the Lease Trusts, including for lease payments due to the Lease Trusts. Hess has early buy-out options on pre-determined dates to purchase all sites within a Lease Tranche, whereby it pays a pre-determined price under the Lease Tranche and a “make-whole” premium to debt holders under the Lease Tranche. Pursuant to the Lease Agreement, we will be required to purchase sites subject to an exercised early buy-out option from Hess at fixed prices based on the fair market value of these sites at the time of the separation. We expect that the purchases will occur as Hess becomes entitled to exercise early buy-out options under the Lease Trusts. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

The liabilities assumed by Hess Retail will consist of liabilities related to the transferred assets described above and the liabilities reflected on Hess Retail’s combined balance sheet. See “Business” for information regarding some of the particular assets and liabilities of the retail business and “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess” for information regarding the legal agreement pursuant to which the assets and liabilities of the retail business will be transferred to Hess Retail.

Hess Retail intends to enter into new financing arrangements in connection with the separation and the distribution. We expect that we may incur up to $[—] million in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed. See “Description of Certain Indebtedness.”

Following the separation, the distribution will be effected on the distribution date by way of a pro rata distribution of 100 percent of the outstanding shares of Hess Retail common stock to Hess’s stockholders of record as of 5:00 p.m. Eastern Time on [—], 2014, the record date for the distribution.

The WilcoHess Acquisition

On December 24, 2013, Hess Wilco Holdings LLC (the “Purchaser”), a subsidiary of Hess, entered into a purchase agreement with Trade Oil Company and A.T. Williams Oil Company (collectively, the “Sellers”), pursuant to which, among other things, the Purchaser will purchase the issued and outstanding limited liability company interests of WilcoHess LLC, a Delaware limited liability company (“WilcoHess”), that Hess does not own for cash consideration of $290 million and the settlement of liabilities, subject to the terms and conditions of the purchase agreement (the “WilcoHess Acquisition”). Prior to the WilcoHess Acquisition, Hess owned 44% of the issued and outstanding limited liability company interests of WilcoHess, and thus, Hess Retail’s historical combined financial statements account for WilcoHess under the equity method of accounting. In connection with the separation, all of the interests of WilcoHess will be contributed to Hess Retail.

Consummation of the WilcoHess Acquisition is subject to closing conditions and is expected to close prior to the separation and the distribution. Each party has made customary representations, warranties and covenants in the purchase agreement. The purchase agreement contains certain termination rights for the Sellers and the Purchaser, including that either the Sellers or the Purchaser may terminate the purchase agreement if the WilcoHess Acquisition is not consummated by March 31, 2014.

The consummation of the WilcoHess Acquisition is not subject to a financing condition nor is it contingent upon the consummation of the separation and the distribution. There can be no assurances that the WilcoHess Acquisition will be consummated on the terms described herein or at all.

Reasons for the Separation and the Distribution

The board of directors of Hess believes that the separation and the distribution are in the best interests of Hess and its stockholders and will provide opportunities and benefits. The opportunities and benefits that the Hess board of directors considered include the following:

•	Strategic Focus and Operational Flexibility. Hess is currently restructuring its business model from an integrated energy company to a “pure-play” exploration and production, or E&P, business. As Hess moves forward with its previously announced restructuring plan, it has focused on developing higher growth with respect to its E&P business assets (such as domestic shale assets) to improve shareholder returns. By pursuing the separation, Hess’s E&P business and Hess Retail can independently focus on their differing strategic priorities.

•	Capital Allocation. Hess has predominantly allocated capital for acquisitions and capital expenditures to its E&P business. Meanwhile, Hess Retail has identified significant growth opportunities that could be executed in the next five years. While Hess Retail has consistently generated significant cash flows, Hess has not reinvested a majority of these cash flows back into Hess Retail. As an independent company, Hess Retail would have greater financial flexibility to allocate cash flows toward these growth opportunities.

•	Research Focus. The equity research analysts that typically cover integrated oil businesses, such as Hess’s E&P business, are different from those that cover retail companies such as Hess Retail. As an independent company, Hess Retail should receive more focused coverage from research analysts that better understand its business model.

•	Differing Investor Bases. Many institutional investors focus on specific industries, and some are limited to specific sectors by their charters. Institutional investors often prefer pure-play businesses, particularly when the performance of different businesses within a single entity is not directly correlated.

•	Ability to Use Hess Retail Equity for Management Compensation and as Currency for Acquisitions. Hess Retail could customize stock-based compensation to reflect better its specific business objectives, financial goals and performance. Hess Retail could also use its stock to pursue acquisitions.

The board of directors of Hess also considered a number of potentially negative factors in evaluating the separation and the distribution, including potential loss of synergies from operating as one company, increased costs, loss of joint purchasing power, disruptions to the business as a result of the separation, limitations placed on Hess Retail as a result of the agreements it will enter into with Hess in connection with the separation, the impact of Hess Retail’s incurrence of new indebtedness in connection with the separation, the risk of not being able to realize the expected benefits of the separation in a timely manner or at all, the risk that the separation might not be completed in a timely manner or at all and the one-time and ongoing costs of the separation. The board of directors of Hess concluded that notwithstanding these potentially negative factors, the pursuit of the separation and the distribution would be in the best interests of Hess and its stockholders.

The Number of Shares You Will Receive

Each Hess stockholder of record will receive one share of Hess Retail common stock for every [—] shares of Hess common stock held on the record date for the distribution.

Treatment of Fractional Shares

Fractional shares will not be distributed in connection with the distribution. Instead, the distribution agent for the distribution will aggregate fractional shares into whole shares, sell the whole shares in the open market at prevailing market prices and distribute the aggregate cash proceeds from the sales, net of brokerage fees and other costs, pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Hess stockholders will not be entitled to interest on any cash payment made in lieu of fractional shares.

If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held directly, we encourage you to contact Computershare using the contact information for Computershare set forth elsewhere in this information statement. If you have any questions concerning the mechanics of the issuance of fractional shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

When and How You Will Receive the Distribution of Hess Retail Shares

Hess will distribute the shares of Hess Retail common stock on [—], 2014, the distribution date, to holders of record on the record date. The distribution is expected to occur at 12:01 a.m. Eastern Time on the distribution date. Computershare will serve as transfer agent and registrar for the Hess Retail common stock. Computershare will serve as distribution agent in connection with the distribution.

If you own Hess common stock as of 5:00 p.m. Eastern Time on the record date, the shares of Hess Retail common stock that you are entitled to receive in the distribution will be issued electronically, on the distribution date, to your account as follows:

•	Registered Stockholders. If you own your shares of Hess stock directly, either in book-entry form through an account at Hess’s transfer agent and/or if you hold paper stock certificates, you will receive your shares of Hess Retail common stock by way of direct registration in book-entry form. Registration in book-entry form refers to a method of recording stock ownership in which no physical paper share certificates are issued to stockholders, as is the case in this distribution. Commencing on or shortly after the distribution date, the distribution agent will mail to you an account statement that indicates the number of shares of Hess Retail common stock that have been registered in book-entry form in your name. If you have any questions concerning the mechanics of having shares of our common stock registered in book-entry form, we encourage you to contact Computershare using the contact information for Computershare set forth elsewhere in this information statement.

•	Beneficial Stockholders. If you hold your shares of Hess common stock beneficially through a bank or brokerage firm, the bank or brokerage firm would be said to hold the stock in “street name” and ownership would be recorded on the bank or brokerage firm’s books, and your bank or brokerage firm will credit your account for the shares of Hess Retail common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares of common stock held in “street name,” we encourage you to contact your bank or brokerage firm.

Treatment of Stock-Based Compensation

We are in the process of determining the treatment of Hess stock-based compensation, and we will provide information regarding such treatment in an amendment to this information statement.

Treatment of 401(k) Shares

The treatment of outstanding Hess common stock held in tax-qualified defined contribution retirement plans maintained by Hess will be subject to the same treatment as other outstanding shares of Hess common stock.

Results of the Separation and the Distribution

After the separation and the distribution, Hess Retail will be an independent, publicly traded company. Immediately following the distribution, we expect to have approximately [—] stockholders of record, based on the number of registered stockholders of Hess common stock on [—], 2014, and approximately [—] million shares of Hess Retail common stock outstanding. The actual number of shares to be distributed will be determined on the record date and will reflect any exercise or vesting of Hess equity-based awards prior to the record date for the distribution.

Before the distribution, we will enter into the Separation and Distribution Agreement and several other agreements with Hess to affect the separation and provide a framework for our relationship with Hess after the separation. These agreements will provide for the allocation between Hess and Hess Retail of Hess’s assets, liabilities and obligations subsequent to the separation and the distribution, including with respect to transition matters, employee matters, intellectual property matters, tax matters, real estate and other commercial relationships. For a description of these agreements, see “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

The distribution will not affect the number of outstanding shares of Hess common stock or any rights of Hess stockholders, except that the trading price of Hess shares will likely change as a result of the distribution.

Material United States Federal Income Tax Consequences of the Distribution

This section describes the material United States federal income tax consequences to United States holders, as defined below, of the distribution. This section is based on the Code, the Treasury regulations promulgated under the Code, and interpretations of such authorities by the courts and the IRS, all as they exist as of the date of this information statement and all of which are subject to change, possibly with retroactive effect. This section is limited to United States holders, as defined below, of Hess common stock that hold their shares of Hess common stock as capital assets within the meaning of Section 1221 of the Code. Further, this section does not discuss all tax considerations that may be relevant to holders of Hess common stock in light of their particular circumstances, nor does it address the consequences to holders of Hess common stock subject to special treatment under the United States federal income tax laws, such as tax-exempt entities, partnerships (including entities treated as partnerships for United States federal income tax purposes) and the owners thereof, persons liable for the alternative minimum tax, United States holders whose functional currency is not the United States dollar, persons who acquire shares of Hess common stock pursuant to the exercise of employee stock options or otherwise as compensation, financial institutions, insurance companies, dealers or traders in securities, and persons who hold their shares of Hess common stock as part of a straddle, hedge, conversion, constructive sale, synthetic security, integrated investment or other risk-reduction transaction for United States federal income tax purposes. This section does not address any United States federal estate, gift or other non-income tax consequences or any state, local or foreign tax consequences, or the consequences of the Medicare tax on net investment income. Holders of Hess common stock should consult their tax advisors as to the particular tax consequences to them of the distribution.

For purposes of this section, a United States holder is a beneficial owner of Hess common stock that is, for United States federal income tax purposes:

•	an individual who is a citizen or a resident of the United States;

•	a corporation, or other entity taxable as a corporation for United States federal income tax purposes, created or organized under the laws of the United States or any state or political subdivision thereof;

•	an estate, the income of which is subject to United States federal income taxation regardless of its source; or

•	a trust, if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more United States persons have the authority to control all of its substantial decisions, or (ii) in the case of a trust that was treated as a domestic trust under the law in effect before 1997, a valid election is in place under applicable Treasury regulations.

If a partnership (including any entity taxable as a partnership for United States federal income tax purposes) holds shares of Hess common stock, the tax treatment of a partner in the partnership generally will depend upon the status of the partner and the activities of the partner and the partnership. A partner of a partnership (or other entity taxable as a partnership for United States federal income tax purposes) holding shares of Hess common stock should consult its tax advisor regarding the tax consequences of the distribution.

General

Hess has received a private letter ruling from the IRS and will receive an opinion of Skadden, Arps, Slate, Meagher & Flom LLP, each to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock. The IRS private letter ruling generally concludes and the tax opinion is generally expected to conclude that, for United States federal income tax purposes:

•	Hess will recognize no gain or loss as a result of the distribution;

•	United States holders of Hess common stock will recognize no gain or loss (and will include no amount in income) as a result of the receipt of shares of Hess Retail common stock pursuant to the distribution;

•	the tax basis of the Hess Retail common stock, including any fractional share deemed received, in the hands of a United States holder of Hess common stock will be determined by allocating the tax basis of the Hess common stock with respect to which such shares of Hess Retail common stock are received between such shares of Hess Retail common stock and the Hess common stock in proportion to their relative fair market value;

•	each United States holder’s holding period in the Hess Retail common stock received in the distribution will include the holding period of the Hess common stock with respect to which such share was received; and

•	a United States holder of Hess common stock who receives cash in lieu of a fractional share of Hess Retail common stock in the distribution will recognize capital gain or loss measured by the difference between the tax basis of the fractional share deemed to be received, as determined above, and the amount of cash received.

Although a private letter ruling generally is binding on the IRS, the continuing validity of such ruling will be subject to the accuracy of factual representations and assumptions made in the ruling request. Also, as part of the IRS’s current policy with respect to rulings on spin-off transactions (including the distribution), the private letter ruling received by Hess is not based upon a determination by the IRS that all conditions which are necessary to obtain tax-free treatment under Section 355 of the Code have been satisfied. Rather, the ruling is based upon representations by Hess that certain conditions have been satisfied, and any inaccuracy in such representations could invalidate the ruling. For this reason, in addition to obtaining the private letter ruling from the IRS, Hess expects to obtain the opinion of counsel described above. The opinion will be based upon various factual representations and assumptions, as well as certain undertakings made by Hess and Hess Retail, and will rely on the IRS private letter ruling as to matters covered by such ruling. If any of those factual representations or assumptions are untrue or incomplete in any material respect, any undertaking is not complied with, or the facts upon which the opinion will be based are materially different from the facts at the time of the distribution, the distribution may not qualify for tax-free treatment. Opinions of counsel are not binding on the IRS or the courts. As a result, the conclusions expressed in an opinion of counsel could be challenged by the IRS, and if the IRS prevails in such challenge, the tax consequences to you could be materially less favorable.

If the distribution were determined not to qualify as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, each United States holder generally would be treated as receiving a distribution taxable as a dividend in an amount equal to the fair market value of the shares of Hess Retail common stock received by the holder, including any fractional share deemed received. Any such taxable distribution would be treated as a dividend to the extent of Hess’s earnings and profits which are expected to exceed the fair market value of the shares of Hess Retail common stock received in the distribution. If, however, the fair market value of such Hess Retail common stock exceeded Hess’s earnings and profits, such excess would be treated first as a tax-free return of capital to the extent of the United States holder’s adjusted tax basis in its Hess common stock and then as capital gain. In addition, Hess generally would recognize gain with respect to the distribution and certain related transactions.

Even if the distribution otherwise qualifies as a tax-free transaction under Sections 355 and 368(a)(1)(D) of the Code, the distribution and certain related transactions could be taxable to Hess and could result in a significant United States federal income tax liability to Hess under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the stock of Hess or in the stock of Hess Retail as part of a plan or series of related transactions that includes the distribution. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual and subject to interpretation of the facts and circumstances of a particular case. If the distribution is determined to be taxable to Hess, Hess generally would recognize gain with respect to the distribution of the Hess Retail common stock and certain related transactions. In such case, Hess Retail may be required to indemnify Hess for any resulting taxes and related expenses resulting from actions taken by Hess Retail or its shareholders, which amount could be material. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess—Tax Matters Agreement.”

Cash in Lieu of Fractional Shares

No fractional shares of Hess Retail common stock will be distributed to Hess stockholders. All such fractional shares resulting from the distribution will be aggregated and sold, and the proceeds less any brokerage commissions or other fees, will be distributed to Hess stockholders in accordance with their fractional interest in the aggregate number of shares sold. A United States holder that receives cash in lieu of a fractional share of Hess Retail common stock as a result of the distribution generally will recognize capital gain or loss measured by the difference between the cash received for such fractional share and the holder’s tax basis in the fractional share determined as described under “—General” above. Any such capital gain or loss will be long-term capital gain or loss if the United States holder is treated as having held its Hess common stock for more than one year. Long-term capital gains generally are subject to preferential rates of United States federal income tax for certain non-corporate United States holders (including individuals). The deductibility of capital losses is subject to significant limitations.

Information Reporting and Backup Withholding Tax

Payments of cash in lieu of a fractional share of Hess Retail common stock made in connection with the distribution may, under certain circumstances, be subject to “backup withholding” tax, unless a holder provides proof of an applicable exemption or a correct taxpayer identification number, and otherwise complies with the requirements of the backup withholding tax rules. Corporations generally will be exempt from backup withholding tax, but may be required to provide a certification to establish their entitlement to the exemption. Backup withholding tax does not constitute an additional tax, but is merely an advance payment that may be refunded or credited against a holder’s United States federal income tax liability if the required information is timely supplied to the IRS.

Current Treasury regulations require certain United States holders who are “significant distributees” and who receive Hess Retail common stock pursuant to the distribution to attach to their United States federal income tax returns for the year in which the distribution occurs a statement setting forth certain information with respect to the transaction. Hess will provide holders of Hess common stock with the information necessary to comply with this requirement. Holders should consult their tax advisors to determine whether they are significant distributees required to provide the foregoing statement.

Market for Our Common Stock

There is not currently a public market for Hess Retail’s common stock. Hess Retail intends to apply to have its common stock authorized for listing on the NYSE under the ticker symbol “HRE.” We cannot predict the prices at which our common stock will trade.

Trading Between the Record Date and the Distribution Date

Beginning on, or shortly before, the record date and continuing up to and including the distribution date, we expect there will be two markets in Hess common stock: a “regular-way” market and an “ex-distribution” market. Shares of Hess common stock that trade on the “regular-way” market will trade with an entitlement to receive shares of Hess Retail common stock in the distribution. Shares that trade on the “ex-distribution” market will trade without an entitlement to receive shares of Hess Retail common stock in the distribution. Therefore, if you sell shares of Hess common stock in the “regular-way” market after 5:00 p.m. Eastern Time on the record date and up to and including through the distribution date, you will be selling your right to receive shares of Hess Retail common stock in the distribution. If you own shares of Hess common stock at 5:00 p.m. Eastern Time on the record date and sell those shares in the “ex-distribution” market, up to and including through the distribution date, you will still receive the shares of Hess Retail common stock that you would be entitled to receive in respect of your ownership, as of the record date, of the shares of Hess common stock that you sold.

Furthermore, beginning on or shortly before the record date and continuing up to and including the distribution date, we expect there will be a “when-issued” market in our common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for shares of Hess Retail common stock that will be distributed to Hess stockholders on the distribution date. If you own shares of Hess common stock at 5:00 p.m. Eastern Time on the record date, you would be entitled to receive shares of our common stock in the distribution. You may trade this entitlement to receive shares of Hess Retail common stock, without trading the shares of Hess common stock you own, in the “when-issued” market. On the first trading day following the distribution date, we expect “when-issued” trading with respect to Hess Retail common stock will end and “regular-way” trading will begin.

Conditions to the Distribution

We expect that the distribution will be effective on [—], 2014, the distribution date, provided that, among other conditions set forth in the Separation and Distribution Agreement, the following conditions will have been satisfied or, if permissible under the Separation and Distribution Agreement, waived by Hess:

•	The SEC will have declared our registration statement on Form 10 effective, of which this information statement is a part, under the Exchange Act, with no order suspending the effectiveness of the registration statement in effect and no proceedings for such purposes pending before or threatened by the SEC.

•	Any required actions and filings with regard to state securities and blue sky laws of the U.S. (and any comparable laws under any foreign jurisdictions) will have been taken and, where applicable, will have become effective or been accepted.

•	Hess Retail’s common stock will have been authorized for listing on the NYSE, or another national securities exchange approved by Hess, subject to official notice of issuance.

•	Prior to the distribution, this information statement will have been mailed to the holders of Hess common stock as of the record date for the distribution.

•	No order, injunction, decree or regulation issued by any court or agency of competent jurisdiction or other legal restraint or prohibition preventing completion of the distribution will be in effect.

•	Any government approvals and other material consents necessary to consummate the distribution will have been obtained and be in full force and effect.

•	Hess’s receipt of a tax opinion from Skadden, Arps, Slate, Meagher & Flom LLP to the effect that the distribution, together with certain related transactions, will qualify under Sections 355 and 368(a)(1)(D) of the Code, and accordingly, except as otherwise noted, will qualify as a tax-free transaction for United States federal income tax purposes to Hess and holders of Hess common stock.

•	The Separation and Distribution Agreement will not have been terminated.

The fulfillment of the foregoing conditions does not create any obligations on Hess’s part to effect the distribution, and the board of directors of Hess has reserved the right, in its sole discretion, to abandon, modify or change the terms of the distribution, including by accelerating or delaying the timing of the completion of all or part of the distribution, at any time prior to the distribution date.

Transferability of Shares of Our Common Stock

The shares of our common stock that you will receive in the distribution will be freely transferable, unless you are considered an “affiliate” of ours under Rule 144 under the Securities Act of 1933, as amended (“the Securities Act”). Persons who can be considered our affiliates after the separation generally include individuals or entities that directly, or indirectly through one or more intermediaries, control, are controlled by or are under common control with us, and may include certain of our officers and directors. In addition, individuals who are affiliates of Hess on the distribution date may be deemed to be affiliates of ours. We estimate that our directors and officers, who may be considered “affiliates” for purposes of Rule 144, will beneficially own approximately [—] shares of our common stock immediately following the distribution. See “Security Ownership of Certain Beneficial Owners and Management” for more information.

Our affiliates may sell shares of our common stock received in the distribution only:

•	under a registration statement that the SEC has declared effective under the Securities Act; or

•	under an exemption from registration under the Securities Act, such as the exemption afforded by Rule 144.

In general, under Rule 144 as currently in effect, an affiliate will be entitled to sell, within any three-month period commencing 180 days after the date the registration statement of which this information statement is a part is declared effective, a number of shares of our common stock that does not exceed the greater of:

•	1.0 percent of our common stock then outstanding; or

•	the average weekly trading volume of our common stock during the four calendar weeks preceding the filing of a notice on Form 144 for the sale.

Rule 144 also includes restrictions governing the manner of sale. Sales may not be made under Rule 144 unless certain information about us is publicly available.

Reason for Furnishing This Information Statement

This information statement is being furnished solely to provide information to Hess stockholders who are entitled to receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date, and neither Hess nor we undertake any obligation to update such information except in the normal course of discharging our respective public disclosure obligations.

Manner of Effecting the Separation and the Distribution

The general terms and conditions relating to the separation and the distribution will be set forth in a Separation and Distribution Agreement that we will enter into with Hess. For a description of the terms of that agreement, see “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

BUSINESS

Our Company

Hess Retail is the largest operator of convenience stores along the East Coast and the fifth largest in the United States by number of company operated sites. Our operations include the sale of motor fuel and convenience store offerings, such as fresh food offered in connection with our Good to Go brand, immediate consumption food and beverage products, tobacco products and alcoholic beverages. We primarily operate our sites on the East Coast in densely populated areas with above average fuel margins and household incomes that are greater than the national average under the Hess, Hess Express and Wilco Travel Plaza brands.

Our business model is focused on providing superior in-store offerings and value priced motor fuel to optimize in-store traffic. We do this by leveraging our expertise in providing service to auto and truck driving consumers, our prime locations and our scale advantage. We also leverage our company operated business model to create strong brand recognition. With respect to motor fuel, we believe our status as the leader in gallons of motor fuel sold in each of our primary markets will allow us to increase in-store traffic. We believe we can utilize this traffic to improve revenue and margin growth through in-store initiatives including proprietary brands, fresh food offerings and positive in-store customer experiences.

With respect to in-store sales, we are particularly focused on further increasing our pump to store conversion ratio and the size of our guests’ purchases through improvements to our in-store environment and product offering. Primarily as a result of these efforts, we improved merchandise and other income margins from approximately 25.5% to 27.0% for the year ended December 31, 2012 compared to the year ended December 31, 2011. We believe the key drivers of sales, in-store traffic, pump to store conversion, size of guest purchases and margin expansion have been and will continue to be the expansion of our proprietary brand, fresh food selection, improvements to our coffee and breakfast offerings and relationships with franchise partners, such as Dunkin’ Donuts, Wendy’s, Dairy Queen and Bojangles’.

We classify our company operated locations as either convenience stores or travel plazas. As of September 30, 2013, we had 1,258 company operated locations, of which 1,177 were convenience stores and 81 were travel plazas. Our convenience stores are located in urban and suburban markets and are primarily focused on serving retail consumers. Our convenience stores vary in size and range from 250 square feet (located primarily in urban locations) to larger stores averaging approximately 2,280 square feet, which offer a wider variety of merchandise and food. Of our 81 travel plazas, 38 are large interstate highway-based locations, which average approximately 10,700 square feet and cater to the needs of long-haul truckers by offering a full range of products and services, and 43 are smaller suburban-based locations, which average approximately 3,700 square feet and cater to mid-sized trucks by offering a separate diesel island.

Corporate Information

Hess Retail was incorporated in Delaware on October 14, 2013 and will, at the time of the distribution, hold, directly and through its subsidiaries, the assets and liabilities of Hess’s retail business. For more information, see “The Separation and the Distribution.” Hess Retail’s headquarters will be located at [—] and its general telephone number is (212) 997-8500. Our Internet website is www.hessretail.com. Our website and the information contained on that site, or connected to that site, are not incorporated by reference into this information statement. We intend to apply to have our common stock authorized for listing on the NYSE under the ticker symbol “HRE.”

Our Industry

The Company believes it is well positioned to benefit from positive long-term trends in the large, growing and fragmented convenience store market.

Convenience stores have been and continue to be structurally protected from retail trends towards reduced in-store traffic due to changing consumer behaviors towards more online purchases. Fuel purchases require a physical presence at the convenience store which translates into in-store traffic and merchandise sales. Additionally, trends towards more convenient purchases are positive for the convenience store market, as approximately 85% of convenience store purchases are consumed within the hour.

Convenience store merchandise sales represent the fastest growing retail segment in the United States, with the exception of dollar stores, and experienced an approximately 3.5% CAGR in same store sales from 2008 through 2012. In addition, we believe we will also continue to benefit from other key advantages in the convenience store sector, including:

•	convenience stores having among the largest consumer reach with among the most frequent visits in the retail industry;

•	the need to purchase motor fuel, which we offer across our locations;

•	shifts in eating patterns resulting in increasing consumer demand for high quality food, coffee, snack and beverage products that are delivered “on the go”;

•	the fragmented nature of the convenience store sector, which provides us with scale advantages and enhances the benefits of our company operated model; and

•	our specialized expertise in the less fragmented travel plaza sector, which gives us a competitive advantage and opportunity for future growth.

The U.S. convenience store market comprises a number of competing models, including (i) major motor fuel refiners with franchisee operated stores, such as BP, Shell and ExxonMobil, (ii) national or public company chains with a major convenience store brand presence, such as 7-Eleven, Circle K and The Pantry, and regional chains with strong proprietary food offerings, such as RaceTrac, Sheetz and Wawa, and (iii) non-traditional motor fuel retailers, such as supermarkets and club stores, such as Kroger and Costco. We believe we are advantageously situated within our industry due to (i) our geographic focus along the East Coast in densely populated locations with higher than average fuel margins and median incomes, (ii) our predominately company operated sites, which allows us to control the guest experience, stimulate traffic and convert that traffic to in-store purchases, (iii) our brand reputation and customer recognition for a superior offering and (iv) our fresh food offerings and unique relationships with key suppliers to offer targeted customer promotions.

Approximately 60% of the convenience store market is comprised of companies with less than 100 company-owned and franchised sites. We believe that this market fragmentation presents an attractive opportunity for us to expand selectively through acquisition to particularly take advantage of our competitive position in core markets where new store growth opportunities may be limited.

The U.S. travel plaza sector is concentrated among a few national, mainly privately-owned, companies with the necessary expertise to operate these sites. Travel plazas offer a unique platform for growth as diesel fuel sales are expected to grow at a CAGR of 1.6% in the United States from 2014 to 2018. We believe travel plazas will benefit from many of the same key advantages as convenience stores.

Our Competitive Strengths

Hess Retail believes the following factors contribute to its position as a leading operator of convenience stores in the United States:

Strategically Positioned in an Attractive Market. We are the fifth largest operator of convenience stores in the United States and the largest along the East Coast by number of company operated sites. Most of our convenience stores are strategically situated in densely populated areas, which has resulted in our average motor fuel sales per company operated site per month to approximately double the industry average and serves as a competitive advantage to drive traffic, which results in greater in-store sales and improved margins. We have and will continue to position our sites strategically in geographies where we believe our brand recognition, in-store offerings and distribution network provide us with competitive advantages.

We also operate 81 travel plazas, which makes us among the largest operators on the East Coast. Our extensive network of travel plazas not only attracts commercial motor fuel traffic, but also allows us to offer long-haul truckers a full range of products and services to meet their needs. Our travel plazas offer a fully integrated portfolio of services, such as showers, quick service restaurants, parking facilities and various convenience store items that cater to the need of long-haul truckers. In July 2013, the Department of Transportation instituted new hours-of-service regulations that require commercial motor vehicle drivers to stop more often and rest for longer periods. As a result of our extensive travel plaza network and our fully integrated portfolio of services, we believe we have successfully positioned ourselves to meet the growing need for travel plazas within our geographic footprint.

Focus on a Company Operated Business Model. We operate the majority of our sites which allows us to implement important strategic initiatives across our broad network of locations. This model allows us to efficiently react to changing dynamics in each of our markets to price fuel to optimize in-store traffic, implement best-in-class operations and alter product offerings quickly as a result of changing consumer behaviors. Success in these initiatives allows us to maintain and promote the strong brand recognition we enjoy.

Strong Brand Recognition and Consumer Preference. We operate our sites primarily under the Hess, Hess Express and Wilco Travel Plaza brands. We enjoy strong brand recognition in our primary markets, having operated under the Hess brand for over 50 years. We have sought to build on this brand recognition through a sustained focus on our in-store guest experience, which is aimed at ensuring our sites remain the preferred destination for consumers. The cornerstone of the guest experience is our guest pledge—service with a smile, speed and convenience, fresh quality products and bright, clean and safe store environments and restrooms.

Ability to Leverage Our Significant Scale and Regional Position. We believe we have led each of our primary markets in total traffic at our sites using gallons of motor fuel sold as a proxy, which includes Long Island, New York City, upstate New York, New Jersey, the New England region, Florida, North Carolina, South Carolina and Pennsylvania. For the years ended December 31, 2010, 2011 and 2012, we sold 2,731 million, 2,654 million and 2,659 million gallons of gasoline, respectively. We sold 505 million, 515 million and 523 million gallons of diesel fuel for the years ended December 31, 2010, 2011 and 2012, respectively.

We believe our significant scale, together with our retention of key members of Hess’s fuel supply organization, will allow us to source motor fuel at competitive prices. With respect to motor fuel pricing, we analyze and manage our motor fuel pricing on a site-by-site basis through automated motor fuel pricing software, which provides analytics that we believe will allow us to improve motor fuel gross margins across our system by enhancing our flexibility to analyze, assess and manage fuel pricing on a real-time, site-by-site basis. Following the separation, pursuant to a new fuel procurement process, we intend to purchase 75% to 80% of our motor fuel requirements from third-parties pursuant to long-term contracts, with the remainder to be purchased on a spot basis. We have also contracted with terminal operators for long-term storage capacity of approximately 32 million gallons. This long-term storage capacity should enable us to pursue a supply strategy that is to a degree opportunistic by acquiring motor fuel at times when we consider the spot price to be most attractive.

Focus on Operational Excellence and Cost Efficiency. We are committed to tight operational controls and the containment of costs. In order to incentivize our employees to maintain our standards of operational excellence, we aim to provide an attractive employee experience, including the use of policies such as hiring for promotability, training for service and incentivizing outcomes. As a result of these policies, we have had strong manager retention rates over the past four years, which we believe has contributed to being an industry leader in total recordable safety incidents and merchandise inventory loss as a percentage of sales. We believe our focus on employee experience also enhances the guest experience.

Our Business Strategy

Hess Retail’s business strategy is built on four key platforms:

Drive Margin Expansion Through Expanded Convenience Store Sales. We will continue to focus on improving our overall gross margin though an increase in higher margin in-store sales. We primarily operate our sites on the East Coast in densely populated areas with above average fuel margins and household incomes that are greater than the national average. We have and will continue to increase in-store sales through our focus on making our convenience stores attractive to our guests, which allows us to capitalize on our position as a leader in total traffic at our sites using gallons of motor fuel sold as a proxy. We seek to maximize our brand equity through the application of our guiding principles, namely: offering our guests bright, clean and safe convenience store environments and restrooms; locating higher margin offerings in the flow of foot traffic; and expanding the fresh food offered in connection with our Good to Go brand, as well as emphasizing immediate consumption food and beverage products.

Selective Expansion in Core and New Markets. We intend to leverage our scale and regional position to create a strong platform for both new store organic growth and strategic acquisitions. Prior to the separation, our ownership by Hess resulted in competition for capital with other Hess businesses. Following the separation, we intend to increase site density in our most attractive markets, including Long Island, Massachusetts, north and central New Jersey and New York, and to expand into new financially attractive markets that were previously inaccessible by law when we were affiliated with the refining activities of Hess.

We believe the travel plaza market also represents an important area for growth, in particular given the integrated portfolio of services that our travel plazas provide. As such, we intend to accelerate our roll-out into this important market.

Focus on Efficient Deployment of Capital. We believe that we have the financial flexibility to fund growth. We believe that the best use of our capital is a combination of new site construction, strategic acquisitions and rebuilds of convenience stores and travel plazas, which we believe will allow us to grow and offer a more desirable experience to our current and potential guests. We will seek to ensure that our capital is efficiently deployed to maximize the growth opportunities that we have identified. We will continue to monitor our real estate portfolio to identify appropriate strategic opportunities to redeploy capital to fund growth.

Enhance Profitability and Create Value Through Cost Optimization and Savings Initiatives. Following the separation, we believe that there are significant opportunities for cost optimization and savings initiatives. For example, we intend to offer our employees industry benchmarked benefit plans with a significant investment in education for our employees. In particular, we will discontinue Hess’s defined benefit pension program and post-retirement medical benefits program. We believe that our benefit plans and investment in employee education will reduce overall employee costs, will be more consistent with the retail industry generally and will help us maintain our high level of employee retention, which we believe improves safety and customer service. We also expect to realize cost savings in connection with the WilcoHess Acquisition by eliminating duplicative operations and overhead, improving supply chain management and achieving other efficiencies. We believe our cost optimization and savings initiatives will result in estimated annual cost savings of approximately $35 million, which will result in a cost structure that is more competitive within the industry and appropriately configured to deliver enhanced profitability and the achievement of our long-term strategies. We estimate that we will achieve approximately 60% of these cost savings within a year of the separation and that the remainder will be achieved within two years of the separation.

Properties

We classify our company operated locations as either convenience stores or travel plazas. As of September 30, 2013, we had 1,258 company operated locations, of which 1,177 were convenience stores and 81 were travel plazas. As of September 30, 2013, we also had an additional 96 locations that were operated by franchisees that either own the site or lease the site from us.

As of September 30, 2013, 664 of our company operated convenience stores and travel plazas were fee owned. For our leased sites that we intend to continue operating, we believe that we will be able to negotiate acceptable lease extensions or purchase the sites on acceptable terms. In addition, we will be required to purchase approximately 180 sites that we will lease from Hess pursuant to the Lease Agreement. See “The Separation and the Distribution—General” and “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

The following table provides the number of Hess Retail company operated convenience stores and travel plazas by state as of September 30, 2013:

	Number of Company Operated
State	Convenience Stores	Travel Plazas	Total
Alabama	—	1	1
Connecticut	1	—	1
Delaware	4	—	4
Florida	253	7	260
Georgia	—	6	6
Massachusetts	117	—	117
New Hampshire	12	—	12
New Jersey	67	6	73
New York	241	1	242
North Carolina	265	23	288
Pennsylvania	95	4	99
Rhode Island	21	—	21
South Carolina	47	14	61
Tennessee	—	4	4
Virginia (includes District of Columbia)	54	15	69

Total	1,177	81	1,258

The following table provides a history of company operated convenience stores that Hess Retail opened, acquired and closed or divested for the last three years:

	Year Ended December 31,
	2012	2011	2010
Number at beginning of period	1,256	1,256	1,246
Opened	4	14	12
Acquired	1	—	—
Closed or divested	(1)	(14)	(2)

Number at end of period	1,260	1,256	1,256

Hess Retail is currently determining the location of its corporate headquarters following the separation and the distribution.

Products and Franchising

Hess Retail’s operations include the sale of motor fuel and convenience store offerings, such as fresh food offered in connection with its Good to Go brand, immediate consumption food and beverage products, tobacco products and alcoholic beverages. As of September 30, 2013, we also had an additional 96 of our convenience stores that were operated by franchisees that either own the site or lease the site from us.

We also drive sales and traffic to our sites through our unique relationships with franchisors, such as Dunkin’ Donuts at our convenience stores and Wendy’s, Dairy Queen and Bojangles’ at our travel plazas. We are the largest Dunkin’ Donuts franchisee by number of sites with over 650 sites as of September 30, 2013 and the exclusive self-service convenience store operator of Dunkin’ Donuts, a model we co-developed with Dunkin’

Donuts. In addition, Dunkin’ Donuts leases space at over 140 of our sites for use by other Dunkin’ Donuts franchisees for which we receive rent payments that are calculated as a percentage of gross sales. We have recently developed an emerging partnership with Burger King under which, as of September 30, 2013, we are operating 3 pilot sites, have 1 additional site being permitted and have many sites identified by Burger King as potential additional locations.

Suppliers

Motor Fuel

Following the separation, pursuant to a new fuel procurement process, Hess Retail intends to purchase 75% to 80% of its motor fuel requirements from third-parties pursuant to long-term contracts, with the remainder to be purchased on a spot basis. We have contracted with terminal operators for long-term storage capacity, which we believe will enable us to opportunistically purchase motor fuel. We intend to both utilize company operated trucks and arrange for third-party carriers to deliver motor fuel to our sites.

Merchandise

The majority of Hess Retail’s general merchandise, including most tobacco products and grocery items, is purchased from two wholesale grocers, McLane and H.T. Hackney. Our scale and high site traffic allow us to negotiate competitive prices with our key merchandise suppliers, including Altria, Coca-Cola, Hershey’s, H.T. Hackney, McLane and Pepsi. We also actively participate as a strategic partner for key suppliers, including participating in the Altria Executive Leadership Summit and the National Association of Convenience Stores Leadership Conference, and serving on the Coca-Cola Executive Council and the PepsiCo Retail Advisory Council.

Seasonality

Due to the nature of Hess Retail’s business and its reliance, in part, on consumer travel and spending patterns, Hess Retail experiences more demand for motor fuel and convenience store products during the late spring and summer months than during the fall and winter. Travel and recreational activities are typically higher in these months in the geographic areas in which we operate, increasing the demand for motor fuel and convenience store products that we sell. Therefore, our sales volumes are typically higher in the second and third quarters of the year. As a result, our results from operations may vary from quarter to quarter.

Competition

The convenience store and motor fuel industries in the U.S. and in the geographic areas in which Hess Retail operates are highly competitive and fragmented. Hess Retail competes with other convenience store chains, independently owned convenience stores, motor fuel stations, supermarkets, drugstores, discount stores, dollar stores and club stores. Over the past ten years, several non-traditional retailers, such as supermarkets and club stores, have entered the motor fuel and convenience store industry. These non-traditional motor fuel retailers have captured a significant share of the retail motor fuel market, and we expect their market share will continue to grow. However, the impact of these new entrants has been limited in our geography, particularly in the Northeastern U.S. In addition, some large retailers and supermarkets are adjusting their store layouts and product prices in an attempt to appeal to convenience store guests. Major competitive factors include, among others, location, ease of access, product and service offerings, brand preference, pricing, service, store appearance, cleanliness and safety. We believe that convenience store chains compete favorably against non-traditional retailers by providing both value and convenience. We also believe that we compete favorably against other convenience store chains through our differentiated product offering, strategic locations, substantial scale and focus on company operated stores.

Employees

As of September 30, 2013, Hess Retail employed approximately 14,600 employees, of which approximately 8,600 were full-time employees. Approximately 14,100 of our employees work at our sites and approximately 500 work in our corporate or field offices. We are party to three collective bargaining agreements with local chapters of the International Brotherhood of Teamsters. These collective bargaining agreements cover approximately 480 employees at a limited number of designated sites in New Jersey and New York.

Intellectual Property

In the highly competitive industry in which Hess Retail operates, Hess Retail’s trade names, brands, trademarks and service marks are important to distinguish its products and services from those of its competitors. We operate our sites primarily under the Hess, Hess Express and Wilco Travel Plaza brands. We are not aware of any facts which would negatively impact our continuing use of any of the above trade names, brands, trademarks or service marks.

The Trademark License Agreement will govern our use of the Hess name and related trademarks. Under this agreement, we expect that Hess will grant to us an exclusive, royalty-free, fully paid-up and non-transferable license to use the Hess name and related trademarks in the operation of our business. See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

Information Technology

Hess Retail’s IT systems, including point-of-sale scanning, are designed to improve operating efficiencies, streamline back office functions, provide corporate management with timely access to financial, human resource and marketing data, reduce convenience store level and corporate administrative expense and provide better control over cash and motor fuel and merchandise inventories. We analyze and manage our motor fuel pricing through automated motor fuel pricing software. The products and software we utilize allow us to monitor and coordinate motor fuel inventory management with our motor fuel suppliers and transportation service providers.

Other of our IT systems provide us with significant flexibility to continuously review and adjust our pricing and merchandising strategies, automate the traditional convenience store paperwork process, improve the speed and accuracy of category management and control inventory.

We will have a Transition Services Agreement with Hess that will allow us to continue using certain of Hess’s systems for up to 18 months after the offering. We anticipate having a cost effective and efficient replacement by that time.

Environmental Matters

Hess Retail’s operations are subject to a variety of environmental laws and regulations, including those relating to petroleum storage, the content of fuel products, emissions to the air, discharges into water, releases of hazardous and toxic substances and remediation of contaminated sites. These laws and regulations require us to obtain permits and registrations from governmental authorities for our operations. We cannot assure you that we will be at all times in compliance with all applicable environmental laws, regulations and permits. Failure to comply could result in fines, penalties, revocations of permits, or other sanctions.

We are subject to extensive environmental laws and regulations governing our underground storage tanks (“USTs”). Pursuant to the Resource Conservation and Recovery Act of 1976, as amended, the U.S. Environmental Protection Agency established a comprehensive program for the detection, prevention, investigation and cleanup of leaking USTs. State or local agencies are often delegated the responsibility for implementing the federal program or developing and implementing equivalent state or local regulations. We have a comprehensive program in place for performing routine tank testing and other compliance activities which are intended to promptly detect and investigate any potential releases. We are also required to comply with financial assurance requirements and pay fees to state “leaking UST” funds in states where they exist. These funds are expected to pay or reimburse us for certain cleanup expenses related to contamination associated with USTs subject to their jurisdiction. Such payments are always subject to a deductible paid by us, specified per incident caps and specified maximum annual payouts, which vary among the funds. Additionally, such funds may have eligibility requirements that not all of our sites will meet. There is no assurance that a state fund will have the funds to pay all cleanup claims. To the extent state funds or other responsible parties do not pay or delay payments for cleanups, we will be obligated to make these payments without reimbursement, which could have a material adverse effect on our business, financial condition and results of operations.

The U.S. Environmental Protection Agency has proposed certain revisions to the 1988 UST regulations, which are expected to go into effect in early 2014, that would impose secondary containment requirements for new and replaced tanks and piping, periodic operation and maintenance requirements, new release prevention and detection technologies, and operator training requirements. Compliance with these requirements may require significant expenditures.

The U.S. Clean Air Act and state air laws require that certain of our sites be equipped with gasoline vapor recovery systems that collect gasoline vapors from vehicles’ fuel tanks while customers dispense gasoline products into their vehicles. The system consists of special nozzles and coaxial hoses at each gasoline pump that captures vapors from the vehicle’s fuel tank and routes them to the station’s storage tanks. Any failure to maintain these systems where they are required, or comply with system testing and reporting requirements, could subject us to penalties, which could have a material adverse effect on our business, financial condition and results of operations.

We outlay capital expenditures to achieve continuing compliance with environmental laws and regulations. These include constructing, maintaining, and upgrading petroleum storage and dispensing equipment and facilities, including leak detection and monitoring systems for USTs at many of our fueling stations. We do not anticipate material capital expenditures for environmental projects and controls in the current or subsequent fiscal year.

Under environmental laws and regulations, we may be liable for the costs of removal or remediation of contamination at our current sites, our former sites, or third party waste disposal sites, whether or not we knew of such contamination. The investigation, remediation, and other costs required to clean up or treat contaminated sites could be substantial. Contamination on and from our current or former sites may subject us to liability to third parties or governmental authorities for remediation costs, injuries to persons, property or natural resources and may adversely affect our ability to sell or rent our properties or to borrow money using such properties as collateral. We could also be held liable for the cleanup of third party disposal sites where we have arranged for the disposal of our wastes. Although we do not typically arrange for the treatment or disposal of large quantities of hazardous wastes, wastes generated during cleanups of contamination at our sites could expose us to such liability.

Hess is named in cases alleging liability related to methyl-tertiary butyl ether (“MTBE”) contamination in groundwater. The plaintiffs are generally water providers, governmental authorities, private water companies and others who allege that refiners, marketers or retailers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. Three of the cases are pending in federal court and are consolidated for pre-trial proceedings in the U.S. District Court for the Southern District of New York (Multi-District Litigation Docket No. 1358, In re: Methyl-Tertiary Butyl Ether Products Liability Litigation). Hess will retain the liabilities associated with the above referenced MTBE litigation and any related remediation costs or damages. We will be required to defend ourselves from, and if necessary, settle all claims or litigation associated with, MTBE related claims and any related remediation costs or damages that become known and asserted against Hess Retail after the date of the separation. We do not believe the Hess Retail business has undertaken any activities resulting in MTBE liability. Nonetheless, plaintiffs may attempt to assert claims against us.

We monitor our underground storage tanks for evidence of releases and we record accruals on our financial statements to cover the reasonably estimable cost to clean up contamination at our sites. At December 31, 2012 and 2011, Hess Retail had accrued $26,500,000 and $27,800,000, respectively, for undiscounted environmental liabilities. We expect that we will increase these accruals slightly following the consummation of the WilcoHess Acquisition to take account of the WilcoHess sites. Our accruals for environmental liabilities are recorded by calculating our best estimate of probable and reasonably estimable future costs using current information that is available at the time of the accrual. Based upon currently known facts and circumstances, the amount of future remediation costs that will be incurred to address known contamination is not expected to have a material adverse effect our future net income, cash flows or liquidity. However, there is the possibility that additional environmental expenditures could be required to address contamination, including as a result of discovering additional contamination or the imposition of new or revised remediation requirements applicable to known contamination.

In certain instances, we can obtain reimbursement from state underground storage tank funds for certain remedial costs associated with tank releases. Receivables from state government agencies related to a portion of our remedial obligations amounted to approximately $9,500,000 and $10,800,000 at December 31, 2012 and 2011, respectively. We expect such amounts to increase slightly following the consummation of the WilcoHess Acquisition to take account of the WilcoHess sites.

In the course of acquiring or divesting of certain sites in the past, we have given certain indemnities for environmental matters. Though no material claims are pending that relate to those indemnities at this time, there may be claims for indemnification against us in the future.

Legislative, regulatory and executive branch initiatives regarding climate change and greenhouse gas emissions are being discussed in the United States. Greenhouse gases are certain gases, including carbon dioxide, which may be contributing to global warming and other climatic changes. If governmental climate change or greenhouse gas reduction initiatives are enacted, such as increased fuel economy standards, vehicle emission reductions or promotion of alternative vehicle technologies, they could have a material adverse effect on our business, financial condition and results of operations by increasing our regulatory compliance expenses, increasing our motor fuel costs and/or decreasing guest demand for motor fuel sold at our sites. To the degree such programs increase costs that we are unable to recover or otherwise adversely affect consumer demand, these matters could have a material adverse effect on our business, financial condition and results of operations.

Because environmental laws and regulations are becoming more complex and stringent, and new environmental laws and regulations are continuously being enacted or proposed, the level of future expenditures required for environmental matters could increase. In addition, any major upgrades to any of our operating facilities could require material additional expenditures to comply with environmental laws and regulations.

See also Note 11 of our audited combined financial statements.

Sale of Regulated Products

In certain areas where Hess Retail’s convenience stores are located, state or local laws limit the hours of operation for the sale of alcoholic beverages and restrict the sale of alcoholic beverages and cigarettes to persons younger than a certain age. State and local regulatory agencies have the authority to approve, revoke, suspend or deny applications for and renewals of permits and licenses relating to the sale of alcoholic beverages, as well as to issue fines to convenience stores for the improper sale of alcoholic beverages and cigarettes. Failure to comply with these laws may result in the loss of necessary licenses and the imposition of fines and penalties on us. Such a loss or imposition could have a material adverse effect on our business, liquidity and results of operations. In many states, retailers of alcoholic beverages have been held responsible for damages caused by intoxicated individuals who purchased alcoholic beverages from them. While the potential exposure for damage claims as a seller of alcoholic beverages and cigarettes is substantial, we have adopted procedures intended to minimize such exposure.

Federally mandated anti-money laundering regulations, specifically the USA PATRIOT Act, which amends the Bank Secrecy Act, dictate the rules and documentation requirements we follow for the sales of money orders and other items. In addition, we are subject to random anti-money laundering compliance audits.

We also adhere to the rules governing lottery sales as determined by state lottery commissions in each state in which we make such sales.

Franchise Regulation

Many states have laws regulating franchise operations, including registration and disclosure requirements in the offer and sale of franchises. Some state laws impose restrictions on the ability to terminate or not renew franchises and impose other limitations on the terms of the franchise relationship or the conduct of the franchise business. Additionally, some states impose special regulations on petroleum franchises. Further, a number of states include, within the scope of their petroleum franchising statutes, prohibitions against price discrimination and other allegedly anticompetitive conduct. These provisions supplement applicable federal and state antitrust laws. Federal Trade Commission regulations require that we make extensive disclosure to prospective franchisees. We believe that we are in compliance with all franchise laws applicable to our business. However, the laws applicable to franchise operations and relationships continue to develop, and we are unable to predict the effect on our intended operations of additional requirements or restrictions that may be enacted or of court decisions that may be adverse to franchisers.

Safety and Health

Hess Retail is subject to comprehensive federal, state and local safety laws and regulations, including requirements of the Occupational Safety and Health Act (“OSHA”) and similar state and local laws governing the health and safety of workers. These regulations address issues ranging from facility design, equipment specific requirements, training, hazardous materials, record retention, self-inspection, equipment maintenance and other worker safety issues, including workplace violence. These regulatory requirements are fulfilled through health, environmental and safety programs. We believe our operations are in substantial compliance with OSHA requirements.

Other Regulatory Matters

Hess Retail’s sites are subject to regulation by federal agencies and to licensing and regulations by state and local health, sanitation, safety, fire and other departments relating to the development and operation of its sites, including regulations relating to zoning and building requirements and the preparation and sale of food. Difficulties in obtaining or failures to obtain the required licenses or approvals could delay or prevent the development of a new site in a particular area.

Our operations are also subject to federal and state laws governing such matters as wage rates, overtime, working conditions and citizenship requirements. At the federal level, there are proposals under consideration from time to time to increase minimum wage rates and to introduce a system of mandated health insurance, both of which could affect our results of operations.

In the wake of recent natural disasters, including Hurricane Sandy, state governments have considered and passed various regulations relating to natural disaster preparedness for gas stations. For example, New York recently passed a law that requires most gas stations within a half-mile of a highway exit and those on designated hurricane evacuation routes to be wired with a transfer switch for an emergency generator by April 1, 2014, and to deploy and install a generator within 24 hours of losing power during a fuel supply or energy emergency. In addition, gasoline station chains must have a transfer switch installed at an additional 30% of their stations by August 1, 2015. New York intends to provide grants of up to $13,000 per station to assist with the upgrades. In the future, we may be required to comply with additional state laws for which we may receive no or inadequate compensation.

Legal Proceedings

Hess Retail is currently involved in various claims and legal actions that arise in the ordinary course of business. We do not believe that the ultimate resolution of these actions will have a material adverse effect on our financial position, results of operations, liquidity or capital resources. However, a significant increase in the number of these claims or an increase in amounts owing under successful claims could materially adversely affect our business, financial condition and results of operations.

DIVIDEND POLICY

Any future determination to pay dividends will be at the discretion of Hess Retail’s board of directors and will be dependent upon then-existing conditions, including its earnings, capital requirements, results of operations, financial condition, business prospects and other factors that its board of directors considers relevant. If we do commence the payment of dividends in the future, there can be no assurance that we will continue to pay any dividend. Our board of directors is free to change our dividend policy at any time, including to increase, decrease or eliminate our dividend. Our ability to pay dividends on our common stock may be restricted by the terms of our new financing arrangements and any future indebtedness or preferred securities.

CAPITALIZATION

The following table sets forth Hess Retail’s capitalization as of September 30, 2013 on (i) an actual basis and (ii) a pro forma basis assuming the separation and the distribution, the WilcoHess Acquisition and the other transactions described in this information statement were effective September 30, 2013. You should read the following table in conjunction with the sections entitled “Unaudited Pro Forma Combined Financial Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our combined financial statements and related notes thereto included in this information statement.

We are providing the capitalization table below for information purposes only. The capitalization table below may not reflect the capitalization or financial condition that would have resulted had we been operating as a separate, independent entity on September 30, 2013 and is not necessarily indicative of our future capitalization or financial condition

	As of September 30, 2013
	Actual	Pro Forma
	(in thousands)
Liabilities:
Capital Leases and Long-term Debt, including current portion	$118,195	$

Total debt	118,195

Net Investment/Stockholders’ Equity:
Common stock, at par value	—
Additional paid-in capital	—
Parent investment	942,932

Total net investment/stockholders’ equity	942,932

Total capitalization	$1,061,127	$

SELECTED FINANCIAL DATA

The following selected financial data reflect the combined operations of Hess Retail. We derived the selected combined income statement data for the years ended December 31, 2012, 2011 and 2010, and the selected combined balance sheet data as of December 31, 2012 and 2011, as set forth below, from Hess Retail’s audited combined financial statements, which are included elsewhere in this information statement. We derived the selected combined income statement data for the nine months ended September 30, 2013 and 2012, and the selected combined balance sheet data as of September 30, 2013 and 2012, as set forth below, from Hess Retail’s unaudited combined financial statements, which are included elsewhere in this information statement. We derived the selected combined income statement data for the years ended December 31, 2009 and 2008, and the selected combined balance sheet data as of December 31, 2010, 2009 and 2008, from Hess Retail’s underlying financial records, which were derived from the financial records of Hess, and which are not included in this information statement. The historical results do not necessarily indicate the results expected for any future period.

You should read the selected combined financial data presented below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the combined financial statements and related notes thereto included elsewhere in this information statement.

	Nine Months Ended September 30,		Year Ended December 31,
	2013*	2012*	2012	2011	2010*	2009*	2008*
	(in thousands)
Total Revenues and other income	$6,534,940	$6,768,629	$9,055,184	$9,006,715	$7,571,273	$6,665,130	$9,042,185
Income from continuing operations	4,770	(2,061)	28,508	36,135	18,998	(11,966)	133,417
Net Income	4,770	(2,061)	28,508	36,135	18,998	(11,966)	133,417
Total Assets (at period end)	1,444,046	1,449,800	1,374,374	1,349,520	1,325,729	1,326,540	1,277,105
Capital Lease Obligations and Other Long-Term Debt, including current portion (at period end)	118,195	85,583	86,362	62,120	64,615	66,946	2,296

*	Amounts for the nine months ended September 30, 2013 and 2012 and the years ended December 31, 2009 and 2008 are unaudited. Total assets and capital lease obligations and other long-term debt, including current portion, for the year ended December 31, 2010 are unaudited.

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

Unless otherwise noted, or the context requires otherwise, numbers in these Unaudited Pro Forma Combined Financial Statements are presented in thousands.

The following unaudited pro forma combined financial statements of Hess Retail Corporation (the “pro forma financial statements”) consist of the unaudited pro forma combined statements of income for the nine months ended September 30, 2013 and the year ended December 31, 2012, and the unaudited pro forma combined balance sheet as of September 30, 2013. The unaudited pro forma combined financial statements have been derived from our historical combined financial statements and the historical consolidated financial statements of WilcoHess included elsewhere in this information statement. While our historical combined financial statements and the historical consolidated financial statements of WilcoHess reflect the past financial results of Hess’s retail business and WilcoHess, respectively, these pro forma financial statements give effect to:

•	the WilcoHess Acquisition;

•	entry into the Lease Agreement; and

•	the issuance of 100 percent of our common stock to Hess upon the separation of Hess Retail and the distribution of our common stock to Hess stockholders and the expected incurrence of $[—] of new debt (the “Separation and Capitalization”).

The Separation and Distribution Agreement, the Tax Matters Agreement, the Transition Services Agreement, the Employee Matters Agreement, the Trademark License Agreement, the Fuel Storage Agreement, and the Hess Toy Truck Distribution Agreement have not been finalized, and the effects of those agreements are therefore not reflected in the pro forma financial statements. To the extent appropriate, the pro forma financial statements will be revised in future amendments to the registration statement of which this information statement is a part to reflect any material impacts of those agreements.

The pro forma adjustments are based on available information and assumptions management believes are reasonable. In addition, such adjustments are estimates and may not prove to be accurate. The pro forma financial statements are provided for illustrative purposes only and do not reflect all of the costs of operating as a stand-alone company, including possible higher IT, tax, accounting, treasury, legal, investor relations, insurance and other similar expenses associated with operating as a stand-alone company. In addition, these pro forma financial statements do not include any potential cost savings associated with the integration of WilcoHess. Only costs that management has determined to be factually supportable and recurring are included as pro forma adjustments. Incremental costs and expenses associated with operating as a stand-alone company, which are not reflected in the accompanying pro forma financial statements, are not estimated to be material.

Subject to the terms of the Separation and Distribution Agreement, Hess will generally pay all nonrecurring third-party costs and expenses related to the separation. Such nonrecurring amounts are expected to include costs to separate and/or duplicate IT systems, investment banker fees, outside legal and accounting fees and similar costs. After the separation, subject to the terms of the Separation and Distribution Agreement, all costs and expenses related to ongoing support of a stand-alone company (including those related to IT infrastructure capital costs) will be our responsibility. Such capital costs associated with the IT infrastructure, which we expect to be reflected in our financial statements within two years after the separation, are estimated to be approximately $25,000 to $30,000.

For additional information regarding the matters discussed above, see “Risk Factors—Risks Relating to the Separation and the Distribution” included elsewhere in this information statement.

Our cash balance is subject to working capital adjustments immediately preceding the separation and the distribution. The pro forma financial statements do not reflect any impact of those adjustments because such amounts at the separation date are not currently determinable and would represent a financial projection.

The unaudited pro forma combined balance sheet as of September 30, 2013 has been prepared as though the WilcoHess Acquisition, Lease Agreement and Separation and Capitalization (the “adjustments”) occurred on September 30, 2013. The unaudited pro forma combined statements of income for the nine months ended September 30, 2013 and the year ended December 31, 2012 have been prepared as though the adjustments occurred as of January 1, 2012. The pro forma combined financial statements are provided for illustrative purposes only and do not reflect what our financial position and results of operations would have been had the adjustments occurred on the dates indicated. In addition, they are not necessarily indicative of our future financial position and future results of operations.

Historically, we have accounted for our investment in WilcoHess under the equity method of accounting. Upon consummation of the WilcoHess Acquisition, we expect to recognize a gain on the transaction as a result of adjusting our investment in WilcoHess to fair value as required by Accounting Standards Codification 805, Business Combinations (“ASC 805”). Based on the September 30, 2013 financial statements of WilcoHess, we estimate the after tax gain will be approximately $29,725. We have recognized the impact of this gain as an increase in Parent investment on our pro forma combined balance sheet, but have not recognized the gain on our pro forma combined statement of income, as it is not expected to have a continuing impact.

The pro forma financial statements should be read in conjunction with our historical combined financial statements, WilcoHess’ historical consolidated financial statements and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this information statement. The pro forma financial statements constitute forward-looking information and are subject to certain risks and uncertainties that could cause actual results to differ materially from those anticipated. See “Cautionary Statement Regarding Forward-Looking Statements” included elsewhere in this information statement.

PRO FORMA COMBINED BALANCE SHEET (UNAUDITED)

AS OF SEPTEMBER 30, 2013

(Dollars in thousands)

	Historical		Pro Forma Adjustments
	Hess Retail	WilcoHess	WilcoHess Acquisition		Lease Agreement		Separation and Capitalization		Pro Forma
ASSETS
Current assets
Cash	$34,706	$12,897	$—		$—		$—		$47,603
Trade receivables, net	70,471	59,271	—		—		—		129,742
Vendor rebates	13,055	—	—		—		—		13,055
Inventories	124,437	47,201	22,902	A1	—		—		194,540
Deferred income taxes	18,926	—	(4,031)	A2	9,444	B1	—		24,339
Other current assets	7,621	4,359	—		—		—		11,980

Total current assets	269,216	123,728	18,871		9,444		—		421,259

Investment in affiliate	181,027	—	(181,027)	A3	—		—		—
Property, plant and equipment—net	976,331	459,337	—		103,242	B2	—		1,538,910
Goodwill and intangible assets	—	58,949	91,240	A4	—		—		150,189
Other assets	17,472	—	—		—			C1	17,472

Total Assets	$1,444,046	$642,014	$(70,916)		$112,686		$—		$2,127,830

LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$53,888	$29,563	$—		$—		$—		$83,451
Due to related parties	—	123,442	(123,442)	A5	—		—		—
Accrued and other current liabilities	62,647	21,701	—		(2,255)	B3	—		82,093
Current portion of capital lease obligations and other long-term debt	18,078	38,525	—		25,864	B4	—		82,467

Total current liabilities	134,613	213,231	(123,442)		23,609		—		248,011

Capital lease obligations and other long-term debt	100,117	19,728	—		131,050	B5		C2	250,895
Deferred income taxes	160,467	—	12,469	A6	1,289	B6			174,225
Deferred rent expense	52,237	—	—		(31,031)	B7	—		21,206
Other liabilities	53,680	6,715	—		—		—		60,395

Total liabilities	501,114	239,674	(110,973)		124,917		—		754,732

Members’ equity	—	402,340	(402,340)	A7	—		—		—
Parent investment	942,932	—	442,397	A8	(12,231)	B8		C3	1,373,098
Common stock								C3
Paid in capital	—	—	—		—			C3	—

Total liabilities and equity	$1,444,046	$642,014	$(70,916)		$112,686		$—		$2,127,830

PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

NINE MONTHS ENDED SEPTEMBER 30, 2013

(Dollars in thousands)

	Historical		Pro Forma Adjustments
	Hess Retail	WilcoHess	WilcoHess Acquisition		Lease Agreement		Separation and Capitalization			Pro Forma
Revenues
Fuel sales	$5,684,562	$2,862,257	$—		$—			$—			$8,546,819
Merchandise sales	815,798	415,685	—		—			—			1,231,483
Other	20,457	6,457	—		—			—			26,914
Income from equity investment in WilcoHess	14,123	—	(14,123)	D1	—			—			—

Total revenues and other income	6,534,940	3,284,399	(14,123)		—			—			9,805,216

Cost and expenses
Cost of purchased refined products	5,463,617	2,751,817	—		—			—			8,215,434
Cost of purchased merchandise	614,736	292,436	—		—			—			907,172
Operating expenses	308,976	132,563	—		(16,839)	E1		—			424,700
General and administrative	76,667	50,047	—		—			—			126,714
Depreciation and amortization	42,146	24,775	—		3,496	E2		—			70,417
Interest expense and other	27,852	663	—		(19,105)	E3			C4		9,410

Total costs and expenses	6,533,994	3,252,301	—		(32,448)						9,753,847

Income (loss) before income taxes	946	32,098	(14,123)		32,448						51,369
Provision for income taxes	(3,824)	—	7,190	D2	12,979	E4			C5		16,345

Net Income (loss)	$4,770	$32,098	$(21,313)		$19,469		$				$35,024

Pro forma earnings per common share										$
Pro forma weighted average common shares

PRO FORMA COMBINED STATEMENT OF INCOME (UNAUDITED)

YEAR ENDED DECEMBER 31, 2012

(Dollars in thousands)

	Historical		Pro Forma Adjustments
	Hess	WilcoHess (F)	WilcoHess Acquisition		Lease Agreement		Separation and Capitalization			Pro Forma
Revenues
Fuel sales	$7,841,280	$3,884,119	$—		$—			$—			$11,725,399
Merchandise sales	1,172,225	562,206	—		—			—			1,734,431
Other	27,290	7,957	—		—			—			35,247
Income from equity investment in WilcoHess	14,389	—	(14,389)	G1	—			—			—

Total revenues and other income	9,055,184	4,454,282	(14,389)		—			—			13,495,077

Cost and expenses
Cost of purchased refined products	7,522,417	3,750,624	—		—			—			11,273,041
Cost of purchased merchandise	890,685	400,633	—		—			—			1,291,318
Operating expenses	422,957	171,692	—		(30,424)	H1		—			564,225
General and administrative	109,588	64,697	—		—			—			174,285
Depreciation and amortization	54,505	33,038	—		6,225	H2		—			93,768
Interest expense and other	6,421	896	—		2,538	H3			C4		9,855

Total costs and expenses	9,006,573	4,421,580	—		(21,661)						13,406,492

Income (loss) before income taxes	48,611	32,702	(14,389)		21,661						88,585
Provision for income taxes	20,103	—	7,325	G2	8,677	H4			C5		36,105

Net Income (loss)	$28,508	$32,702	$(21,714)		$12,984		$				$52,480

Pro forma earnings per common share										$
Pro forma weighted average common shares

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

A)	This adjustment reflects the WilcoHess Acquisition. The Company has historically accounted for its investment in WilcoHess under the equity method of accounting.

We expect to account for the WilcoHess Acquisition under the acquisition method of accounting in accordance with ASC 805. Under the acquisition method of accounting, we will allocate consideration to the tangible and intangible net assets acquired based on their relative fair values as of the date of acquisition.

The fair values used in the allocation of purchase price for the WilcoHess Acquisition were estimated with the assistance of a third party valuation firm. The estimated allocations of the purchase consideration for the WilcoHess Acquisition are based on the net assets of WilcoHess as of September 30, 2013. These allocations are preliminary and the WilcoHess Acquisition is subject to potential post-closing adjustments that may impact the purchase price. The Company is in the process of gathering information for its valuation of certain assets and liabilities, including those related to fixed assets, intangible assets, and lease arrangements, and does not expect to be able to finalize its purchase price allocation until subsequent to the closing of the WilcoHess Acquisition. Revisions to the preliminary purchase price allocation of the WilcoHess Acquisition may have a significant impact on the pro forma amounts of total assets, total liabilities and equity, revenue, operating expense, depreciation and amortization and income tax expense.

The applicable balance sheet purchase accounting adjustments are expected to be as follows:

1.	Inventories adjustment reflects the recording of WilcoHess inventories at estimated fair value.

2.	Deferred taxes recorded in acquisition accounting.

3.	Investment in affiliate adjustment reflects the elimination of Hess’s 44% interest in WilcoHess that was accounted for under the equity method as a result of the consolidation of WilcoHess subsequent to the WilcoHess Acquisition.

4.	The total net Goodwill and Intangible asset adjustment of $91,240 reflects the elimination of the $58,949 of goodwill and intangible assets historically recorded by WilcoHess, and the recognition of goodwill of $74,178 and identified intangible assets of $76,011 (including trademarks and tradenames of $70,900 and franchise agreements of $5,111), as a result of the expected application of acquisition accounting in relation to the WilcoHess Acquisition. We preliminarily do not expect to amortize trademarks and tradenames as they are deemed to have indefinite lives, and the franchise agreements are expected to be amortized over their remaining contractual lives, which range from 1 to 20 years.

5.	Due to related parties adjustment reflects the reclassification to Parent investment of the payable owed to Hess from WilcoHess for fuel purchases, as this payable is not expected to be cash settled as a result of the WilcoHess Acquisition.

6.	Deferred taxes recorded in acquisition accounting.

7.	Members’ equity adjustment reflects the elimination of WilcoHess’s equity as a result of the WilcoHess Acquisition.

8.	The Parent investment adjustment reflects the increase in equity resulting from the consideration transferred in the WilcoHess Acquisition and the gain on the Company’s equity method investment in WilcoHess realized as a result of the WilcoHess Acquisition.

B)

This adjustment reflects the impact of the lease agreement entered into with Hess through which the Company will lease 180 sites at market rates determined at the time of the separation (the “Lease Agreement”). See “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.” At such time, the Company has agreed to purchase the sites from Hess at fixed prices based on their fair market values at the time of separation. These leases have historically been accounted for as either operating or capital leases depending on their individual terms. The Company expects to account for all of

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(Dollars in thousands)

the leases covered by the new arrangement as capital leases as a result of the transfer of title of the properties at the end of their respective lease term. The expected adjustments that will be recorded in connection with this transaction are as follows:

1.	Deferred income tax recognized in this transaction. Leases are assumed to be operating leases for tax purposes.

2.	Property, plant and equipment—net is adjusted to reflect a net increase resulting from either the initial capitalization or a revision of existing capital lease terms based on the new agreement as follows:

Reversal of existing capital lease assets	$(170,266)
Recording of new capital lease obligations	273,508

Net adjustment	$103,242

3.	Accrued expenses and other current liabilities are adjusted to reflect the elimination of the current portion of deferred rent expense associated with the current operating lease arrangements.

4.	Current portion of capital lease obligations and other long-term debt is adjusted to reflect the revised terms under the new lease arrangement as follows:

Reversal of existing capital lease obligations and other long-term debt	$(17,876)
Recording of current portion of new capital lease obligations	43,740

Net adjustment	$25,864

5.	Capital lease obligations and other long-term debt is adjusted to reflect the revised terms under the new lease arrangement as follows:

Reversal of existing capital lease obligations and other long-term debt	$(98,718)
Recording of long-term portion of new capital lease obligations	229,768

Net adjustment	$131,050

6.	Deferred tax liability recognized in this transaction. Leases are assumed to be operating leases for tax purposes.

7.	Other liabilities and deferred credits are adjusted to reflect the elimination of the long-term portion of deferred rent expense associated with the current operating lease arrangement.

8.	Reflects a net decrease in Parent investment resulting from the adjustments described in B1 through B5.

C)	This adjustment reflects the issuance of 100 percent of our common stock to Hess upon the separation of Hess Retail and the distribution of our common stock to Hess stockholders and the expected incurrence of $[—] of new debt.

1.	This adjustment reflects the estimated costs that we will incur in connection with the issuance of new debt (discussed in C2). These costs will be deferred and amortized over the term of the debt.

2.	We will incur $[—] in new debt in connection with our new capitalization structure.

3.	This adjustment reflects the elimination of the Parent investment of Hess Corporation and adjustments to common stock and paid-in capital resulting from the issuance of 100% of our common stock to the Hess shareholders’ upon the separation of Hess Retail.

4.	This adjustment reflects the interest expense and amortization of deferred financing costs associated with the issuance of new debt.

5.	Reflects the income tax impact of the interest expense and amortization described in C4.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(Dollars in thousands)

D)	The pro forma adjustments associated with the acquisition of WilcoHess for the nine months ended September 30, 2013 are as follows:

1.	Income from equity investment in WilcoHess is reversed to reflect the 100% ownership and consolidation of WilcoHess as a result of the WilcoHess Acquisition.

2.	Income taxes are adjusted to reflect the net impact of the pro forma adjustments using the Company’s 2012 statutory tax rate.

E)	The pro forma adjustments for the nine months ended September 30, 2013 resulting from the Lease Arrangement that the Company will enter into with Hess are as follows:

1.	Operating expenses were reduced to eliminate the rent expense recorded under the historical operating lease arrangement.

2.	A net increase in Depreciation and amortization resulting from the increase in Property, Plant and Equipment—net as follows:

Reversal of historical depreciation expense at impacted sites	$(3,338)
Recording of estimated depreciation on new capital lease assets	6,834

$3,496

3.	A net decrease in Interest expense and other resulting from the incremental capital lease obligation recorded in connection with the new arrangement is as follows:

Reversal of interest expense associated with existing capital lease obligations and other long-term debt	$(25,616)
Recording of interest expense associated with new capital lease obligations	6,511

$(19,105)

4.	Income taxes are adjusted to reflect the net impact of the pro forma adjustments using the Company’s statutory tax rate.

F)	The historical income statement presentation of WilcoHess for the year ended December 31, 2012 has been adjusted to conform to the Company’s Combined Statement of Income presentation. These adjustments include the following reclassifications:

1.	Sales of $4,446,325 are reclassified as follows: $3,884,119 reflected in Fuel sales and $562,206 reflected in Merchandise sales.

2.	Cost of sales of $4,151,257 are reclassified as follows: $3,750,624 reflected in Cost of purchased refined products and $400,633 reflected in Cost of purchased merchandise.

3.	Selling, general and administrative expenses of $269,427 are reclassified as follows: $171,692 reflected in Operating Expense, $64,697 reflected in General and Administrative and $33,038 reflected in Depreciation and amortization.

4.	Other income, net of $5,335, Rental income of $2,260, Gain on sale of property and equipment of $302 and interest income of $60 are reclassified into Other income of $7,957.

NOTES TO PRO FORMA COMBINED FINANCIAL STATEMENTS (UNAUDITED) (CONTINUED)

(Dollars in thousands)

G)	The pro forma adjustments associated with the WilcoHess Acquisition for the year ended December 31, 2013 are as follows:

1.	Income from equity investment in WilcoHess is reversed to reflect the 100% ownership and consolidation of WilcoHess as a result of the WilcoHess Acquisition.

2.	Income taxes adjusted to reflect the net impact of the pro forma adjustments using the Company’s statutory tax rate.

H)	The pro forma adjustments for the year ended December 31, 2012 resulting from the Lease Agreement that the Company will enter into with Hess are as follows:

1.	Operating expenses were reduced to eliminate the rent expense recorded under the historical operating lease arrangement.

2.	A net increase in Depreciation and amortization resulting from the increase in Property, Plant and Equipment, net as follows:

Reversal of historical depreciation expense at impacted sites	$(2,887)
Recording of estimated depreciation on new capital lease assets	9,112

$6,225

3.	A net increase in Interest expense and other resulting from the incremental capital lease obligation recorded in connection with the new arrangement as follows:

Reversal of interest expense associated with existing capital lease obligations and other long-term debt	$(6,043)
Recording of interest expense associated with new capital lease obligations	8,581

$2,538

4.	An income tax adjustment resulting from the net impact of the pro forma adjustments using the Company’s statutory tax rate.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This management’s discussion and analysis of financial condition and results of operations (“MD&A”) is provided as a supplement to the accompanying combined financial statements and footnotes to help provide an understanding of Hess Retail’s financial condition, changes in financial condition, results of operations and cash flows. This MD&A should be read in conjunction with, and is qualified in its entirety by reference to, Hess Retail’s combined financial statements and footnotes.

This MD&A includes statements that are, or may deemed to be, “forward-looking statements.” In some cases, you can identify forward-looking statements by terms such as “may,” “might,” “will,” “objective,” “intend,” “should,” “could,” “can,” “would,” “expect,” “believe,” “design,” “estimate,” “predict,” “potential,” “plan” or the negative of these terms, and similar expressions intended to identify forward-looking statements. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of this information statement. It is not possible for us to predict all of these risks or uncertainties, nor can we assess the extent to which any factor, or combination of factors, may cause actual results to differ from those contained in forward-looking statements. Any forward-looking statements speak only as of the date of such statement, and we undertake no obligation to update such statements. See “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.”

This MD&A covers periods prior to the consummation of the separation and the distribution, and therefore, references in this section to “Hess Retail,” “we,” “us” and the “Company” refer to Hess Retail and, where appropriate, its combined subsidiaries, prior to the consummation of the separation and the distribution, including the WilcoHess Acquisition. Accordingly, this MD&A does not reflect the significant impact that the separation and the distribution, including the WilcoHess Acquisition, will have on us. See “Unaudited Pro Forma Financial Information” and “The Separation and the Distribution.”

Unless otherwise noted, or the context requires otherwise, numbers in this MD&A are presented in thousands.

Executive Summary

On [—], 2014, the board of directors of Hess approved the separation of Hess Retail from Hess via the Separation and Distribution Agreement. On the basis that the distribution of Hess Retail, together with certain related transactions, qualifies as a reorganization for U.S. federal income tax purposes, in general, we expect, for U.S. federal income tax purposes, that no gain or loss will be recognized by U.S. holders of Hess common stock, and no amount will be included in their income, upon their receipt of shares of Hess Retail common stock in the distribution. Fractional shares of Hess Retail common stock to which Hess stockholders of record would otherwise be entitled will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of the sales will be distributed pro rata to each holder who would otherwise have been entitled to receive a fractional share in the distribution. Proceeds from these sales will generally result in a taxable gain or loss to those stockholders. Hess intends to distribute all of the shares of Hess Retail common stock to Hess stockholders as of the record date for the distribution. Upon completion of the separation, Hess and Hess Retail will each be separate, publicly traded companies and have separate management. For additional information, see “The Separation and the Distribution.”

Basis of Presentation

The combined financial statements located elsewhere in this information statement have been prepared in conformity with accounting principles generally accepted in the United States, or U.S. GAAP. These financial statements include the accounts of Hess’ retail gasoline and convenience store operations, as well as the 44% interest in WilcoHess accounted for on the equity method. The financial statements of the Company were prepared in connection with the planned separation of these retail operations from Hess.

The Company’s operations have been conducted, in part, through certain contractual arrangements, which have been transacted in the name of Hess. Accordingly, the combined financial statements, which have been derived from the consolidated financial statements and accounting records of Hess, include the effect of these arrangements as well as expense allocations for certain support services historically performed by Hess. These allocations reflect direct and indirect allocations for management oversight, procurement, information technology, legal, employee relations and other support services based on specific identification of employee headcount or pro-rata allocations of the cost of such support activities, where services are shared by other operating entities. These expense allocations have been determined on a basis that management believes reasonably reflects the utilization of services provided and benefits received, but may differ from the costs that would have been incurred had the Company operated as an independent entity.

For each of the periods presented, these combined financial statements include all of the retail operations of Hess and are prepared on a stand-alone basis. However, these combined financial statements do not purport to reflect what the financial position, results of operations and cash flows would have been had the Company operated as a stand-alone entity.

Outlook

Hess Retail believes that it is positioned well to serve the increasing consumer need for convenience and to meet changes in consumer trends. In doing so, we have shifted our merchandise product mix towards higher margin products, while deemphasizing merchandise categories that are declining in sales and lower margin products, such as cigarettes and bulk package soda. We expect to continue to drive growth through shifting our sales mix and improving our merchandise margins.

Our business is significantly impacted by the margins (which we define as revenues for an item minus the cost of purchase for such item) we receive on our petroleum fuel sales. These margins are driven by daily crude oil and wholesale commodity market changes and are volatile, as they are influenced by factors that include changes in demand and supply of oil and refined products, global geopolitical events, regional market conditions and supply interruptions caused by severe weather conditions. In addition, we operate in competitive local retail markets.

Typically, the change in crude oil prices impacts the purchase price of wholesale petroleum fuel products and our retail pump prices typically lag changes in wholesale petroleum fuel product prices. Therefore, our margins typically are reduced in rising wholesale fuel price markets and are benefitted in declining wholesale fuel price markets.

Gasoline demand along the East Coast of the United States, where we compete, has declined at an approximately 2% CAGR from 2008 to 2012, and we expect a similar decline for the foreseeable future. For the entire United States, gasoline demand is expected to decline at an approximately 0.6% CAGR from 2014 to 2018 based on U.S. Department of Energy projections. Diesel fuel demand along the along the East Coast of the United States has increased at an approximately 3.7% CAGR from 2008 to 2012, and we expect a similar increase for the foreseeable future. For the entire United States, diesel demand is expected to increase at an approximately 1.6% CAGR from 2014 to 2018.

In connection with the separation from Hess, we expect to enter into the Lease Agreement. The Lease Agreement will set forth the terms on which Hess will lease to us the approximately 180 sites related to the retail business that Hess leases from the Lease Trusts. We expect that Hess will lease these sites to us at market rates determined at the time of the separation. In addition, we anticipate that the Lease Agreement will obligate us to purchase these sites from Hess at fixed prices based on the fair market value of these sites at the time of the separation. We expect that the purchases will occur as Hess becomes entitled to exercise early buy-out options under the Lease Trusts. The purchase of these sites should be completed by 2026, and we expect the aggregate cost to us for these purchases will be approximately $245,000.

In connection with the separation from Hess Corporation, Hess Retail intends to enter into new financing arrangements. We expect that we may incur up to $[—] in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed.

We also anticipate incurring approximately $25,000 to $30,000 in capital costs, primarily for IT infrastructure within the two years following the separation, in order to operate as a stand-alone company and to integrate WilcoHess. The efficient and timely completion of these initiatives will be important to achieving future synergies and cost savings.

We believe that we will generate sufficient cash from operations to fund our ongoing operating requirements after the separation. Following the separation, we expect to utilize our new financing arrangements to provide us with available financing to meet any ongoing cash needs in excess of internally generated cash flows. To the extent necessary, we will borrow under our new financing arrangements to fund our ongoing operating requirements, including planned capital expenditures.

We believe that our business will continue to grow in the future as we expect to increase site density in our most attractive markets and to expand into new financially attractive markets. The pace of this growth will be continually monitored by our management team, and these plans may be altered based on general economic conditions, the attractiveness of potential investments and available capital.

Financial and Operating Highlights

Overview

Hess Retail’s strategy is to generate earnings and cash flow for its stockholders from the operation of convenience stores and travel plazas along the East Coast of the United States. At December 31, 2012, we had 1,361 convenience stores and travel plazas, of which 1,260 were company operated and 101 were operated by franchisees (in each case, including the convenience stores and travel plazas operated by WilcoHess). At December 31, 2012, we owned a 44% interest in WilcoHess, which operates convenience stores and travel plazas. On December 24, 2013, the Purchaser, a subsidiary of Hess, entered into a purchase agreement with Trade Oil Company and A.T. Williams Oil Company, pursuant to which, among other things, the Purchaser will purchase the issued and outstanding limited liability company interests of WilcoHess that Hess does not own for cash consideration of $290,000 and the settlement of liabilities, subject to the terms and conditions of the purchase agreement. In connection with the separation, all of the interests of WilcoHess will be contributed to Hess Retail. Consummation of the WilcoHess Acquisition is subject to closing conditions. See “The Separation and the Distribution—The WilcoHess Acquisition” and “Unaudited Pro Forma Combined Financial Statements.”

Key Operational Metrics

Hess Retail’s business is significantly impacted by the margins it receives on petroleum fuel sales. These margins are driven by daily crude oil and wholesale commodity market changes and are volatile as indicated in the chart below:

The table below presents key operational metrics for Hess Retail:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Platts Reformulated Gasoline Blendstock for Oxygen Blending (RBOB) ($/gallon)	$2.89	$3.02	$2.97	$2.84	$2.11
Company operated results (excluding WilcoHess unless otherwise noted)
Number of company operated sites, including WilcoHess (end of period)	1,258	1,260	1,260	1,256	1,256
Number of company operated sites (end of period)	867	872	872	869	876
Fuel volume gasoline (millions of gallons)	1,352	1,378	1,843	1,861	1,929
Fuel volume diesel and distillate (millions of gallons)	117	111	151	155	156
Same store motor fuel volume—same store per site* (thousand gallons per month)	189	191	191	195	199
Average motor fuel margin after processing fees (cents per gallon)	14.7	12.7	15.7	15.6	13.4
Merchandise sales ($ millions)	816	860	1,172	1,241	1,264
Same store merchandise sales* (period over period)	(5.3)%	(5.3)%	(6.1)%	(1.5)%	4.3%
Same store merchandise sales* excluding cigarettes (period over period)	1.0%	(0.5)%	(1.2)%	(0.1)%	1.8%

*	Same store motor fuel volume and same store merchandise sales reflect the year over year percent change for all comparable company operated sites. A comparable site is defined primarily as having been open for at least 13 months and for a significant majority of the days for all of the periods being compared. New to industry and razed and rebuilt stores are included in the calculation starting with their 13th month of operation. Excludes Hess Corporation Toy Truck promotional programs.

Combined Results of Operations

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The following table presents income statement information from Hess Retail’s unaudited condensed combined financial statements for the nine months ended September 30, 2013 and 2012:

	Nine Months Ended September 30,
	2013	2012
Revenues and Other Income
Fuel sales (*)	$5,684,562	$5,878,062
Merchandise sales	815,798	860,144
Other	20,457	19,646
Income from equity investment in affiliate	14,123	10,777

Total revenues and other income	6,534,940	6,768,629

Costs and Expenses
Cost of purchased refined products (*)	5,463,617	5,685,076
Cost of purchased merchandise	614,736	656,230
Operating expenses	308,976	311,604
General and administrative	76,667	74,375
Depreciation and amortization	42,146	39,601
Interest expense and other	27,852	4,633

Total costs and expenses	6,533,994	6,771,519

Income (Loss) Before Income Taxes	946	(2,890)
Provision (benefit) for income taxes	(3,824)	(829)

Net Income (Loss)	$4,770	$(2,061)

(*) Includes excise and similar taxes of	$824,694	$829,324

Total Revenues and Other Income

Revenues from fuel sales were $5,684,562 for the nine months ended September 30, 2013 compared to $5,878,062 for the nine months ended September 30, 2012, a decrease of $193,500, or 3.3%. The decrease in revenues from fuel sales was driven by a 7¢ per gallon decrease in our average motor fuel sales price, primarily as a result of passing on lower wholesale motor fuel prices to our guests, along with a 1.4% decrease in sales volume (including as a result of the operation of 5 fewer locations), which was consistent with flat industry demand along the East Coast of the United States as a result of continued low economic growth and high unemployment.

Revenues from merchandise sales were $815,798 for the nine months ended September 30, 2013 compared to $860,144 for the nine months ended September 30, 2012, a decrease of $44,346, or 5.2%. The decrease in revenues from merchandise sales was driven by a $49,700 decrease in cigarette sales and the operation of 5 fewer locations, partially offset by an increase in sales of other merchandise.

Primarily for the foregoing reasons, total revenues and other income decreased by $233,689, or 3.4%.

Total Cost of Purchases

Cost of purchased refined products was $5,463,617 for the nine months ended September 30, 2013 compared to $5,685,076 for the nine months ended September 30, 2012, a decrease of $221,459, or 3.9%. The decrease in cost of purchased refined products was driven by a 9¢ per gallon decrease in our average motor fuel purchase costs, along with a 1.4% decrease in volume purchased (including as a result of the operation of 5 fewer locations).

Cost of purchased merchandise was $614,736 for the nine months ended September 30, 2013 compared to $656,230 for the nine months ended September 30, 2012, a decrease of $41,494, or 6.3%. The decrease in cost of purchased merchandise was driven by a $44,100 decrease in the cost of cigarette purchases, primarily as a result of our strategy of deemphasizing cigarette sales, and the operation of 5 fewer locations.

Primarily for the foregoing reasons, total cost of purchases decreased by $262,953, or 4.1%.

Margin

Margin for fuel sales, which is defined as Fuel sales less the Cost of purchased refined products, was $220,945, or 14.1¢ per gallon, for the nine months ended September 30, 2013 compared to $192,986, or 12.1¢ per gallon, for the nine months ended September 30, 2012. The increase in margin for fuel sales resulted from an average 2¢ cost decline of purchases for fuel greater than the decline in average retail pump prices.

Margin for merchandise sales and related other income, which is defined as Merchandise sales plus Other less the Cost of purchased merchandise, was flat year over year. Margin for merchandise sales and other related income was relatively flat as a result of our shift in product mix towards higher margin products, while deemphasizing lower margin products, including our cigarette and bulk soda categories.

Primarily for the foregoing reasons, total margin increased by $25,918, or 6.2%.

General and Administrative

General and administrative expenses were $76,667 for the nine months ended September 30, 2013 compared to $74,375 for the nine months ended September 30, 2012, an increase of $2,292, or 3.1%. The increase in general and administrative expenses was primarily driven by higher employee related costs.

Interest Expense and Other

Interest expense and other increased by $23,219 primarily due to the assumption of new capital lease obligations resulting from modifications to 50 previous operating lease arrangements covering certain retail sites. At the time of the lease modification, the present value of the remaining minimum lease payments exceeded the fair value of the assets subject to the lease. The amount by which the present value of the remaining minimum lease payment exceeds the fair value of the assets is recognized in interest expense over the remaining lease term. Twenty two of the 50 leases that were subject to this modification matured during the nine months ended September 30, 2013.

Provision (Benefit) for Income Taxes

The effective tax rate was -403.6% for the nine months ended September 30, 2013 compared to 28.7% for the nine months ended September 30, 2012. The decrease in the effective tax rate was primarily due to the 2013 release of uncertain tax positions in conjunction with the closing of the IRS audit examination for tax years 2008-2011.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The following table presents income statement information from Hess Retail’s audited income statement for the years ended December 31, 2012 and 2011:

	Years Ended December 31,
	2012	2011
Revenues and Other Income
Fuel sales (*)	$7,841,280	$7,722,061
Merchandise sales	1,172,225	1,240,608
Other	27,290	23,707
Income from equity investment in affiliate	14,389	20,339

Total revenues and other income	9,055,184	9,006,715

Costs and Expenses
Cost of purchased refined products (*)	7,522,417	7,395,333
Cost of purchased merchandise	890,685	965,261
Operating expenses	422,957	414,032
General and administrative	109,588	105,577
Depreciation and amortization	54,505	59,440
Interest expense and other	6,421	5,325

Total costs and expenses	9,006,573	8,944,968

Income Before Income Taxes	48,611	61,747
Provision for income taxes	20,103	25,612

Net Income	$28,508	$36,135

(*) Includes excise and similar taxes of	$1,111,154	$1,111,808

Total Revenues and Other Income

Revenues from fuel sales were $7,841,280 for the year ended December 31, 2012 compared to $7,722,061 for the year ended December 31, 2011, an increase of $119,219, or 1.5%. The increase in revenues from fuel sales was driven by a 10.5¢ per gallon increase in our average motor fuel sales price, primarily as a result of passing on higher wholesale motor fuel prices to our guests. The increase in our average motor fuel sales price was partially offset by a 1.3% decrease in sales volume (notwithstanding the operation of 3 additional locations), which was consistent with industry demand along the East Coast of the United States as a result of continued low economic growth and high unemployment.

Revenues from merchandise sales were $1,172,225 for the year ended December 31, 2012 compared to $1,240,608 for the year ended December 31, 2011, a decrease of $68,383, or 5.5%. The decrease in revenues from merchandise sales was driven by a $64,700 decrease in cigarette sales and a $12,290 decrease in bulk soda sales, partially offset by an increase in sales of other merchandise (including as a result of the operation of 3 additional locations).

Income from equity investment in WilcoHess was $14,389 for the year ended December 31, 2012 compared to $20,339 for the year ended December 31, 2011, a decrease of $5,950, or 29.3% due mainly to lower fuel margins.

Primarily for the foregoing reasons, total revenues and other income increased by $48,469, or 0.5%.

Total Cost of Purchases

Cost of purchased refined products was $7,522,417 for the year ended December 31, 2012 compared to $7,395,333 for the year ended December 31, 2011, an increase of $127,084, or 1.7%. The increase in cost of purchased refined products was driven by an 11¢ per gallon increase in our average motor fuel purchase costs, partially offset by a 1.3% decrease in volume purchased (notwithstanding the operation of 3 additional locations).

Cost of purchased merchandise was $890,685 for the year ended December 31, 2012 compared to $965,261 for the year ended December 31, 2011, a decrease of $74,576, or 7.7%. The decrease in cost of purchased merchandise was driven by lower cigarette and bulk soda purchases, primarily as a result of our strategy of deemphasizing these declining sales categories, partially offset by the operation of 3 additional locations.

Primarily for the foregoing reasons, total cost of purchases increased by $52,508, or 0.6%.

Margin

Margin for fuel sales was $318,863, or 15.1¢ per gallon, for the year ended December 31, 2012 compared to $326,728, or 15.1¢ per gallon, for the year ended December 31, 2011. The decrease in margin for fuel sales was driven by a sales volume decline of 29 million gallons or 1.3%.

Margin for merchandise sales and other income was $308,830 for the year ended December 31, 2012 compared to $299,054 for the year ended December 31, 2011. The increase in margin for merchandise sales was driven by our shift in product mix towards higher margin products, while deemphasizing lower margin products, including our cigarette and bulk soda categories.

Primarily for the foregoing reasons, total margin increased by $1,911, or 0.3%.

Operating Expenses

Operating expenses were $422,957 for the year ended December 31, 2012 compared to $414,032 for the year ended December 31, 2011, an increase of $8,925, or 2.2%. The increase in operating expenses was primarily driven by increases in employee related costs.

Depreciation and Amortization

Depreciation and amortization expenses were $54,505 for the year ended December 31, 2012 compared to $59,440 for the year ended December 31, 2011, a decrease of $4,935, or 8.3%. The decrease in depreciation and amortization expenses was primarily due to higher impairment charges for certain of our sites in the year ended December 31, 2011.

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

The following table presents income statement information from Hess Retail’s audited income statement for the years ended December 31, 2011 and 2010:

	Years Ended December 31,
	2011	2010
Revenues and Other Income
Fuel sales (*)	$7,722,061	$6,269,688
Merchandise sales	1,240,608	1,263,607
Other	23,707	22,409
Income from equity investment in affiliate	20,339	15,569

Total revenues and other income	9,006,715	7,571,273

Costs and Expenses
Cost of purchased refined products (*)	7,395,333	5,981,760
Cost of purchased merchandise	965,261	990,509
Operating expenses	414,032	404,033
General and administrative	105,577	96,816
Depreciation and amortization	59,440	64,820
Interest expense and other	5,325	4,985

Total costs and expenses	8,944,968	7,542,923

Income Before Income Taxes	61,747	28,350
Provision for income taxes	25,612	9,352

Net Income	$36,135	$18,998

(*) Includes excise and similar taxes of	$1,111,808	$1,129,397

Total Revenues and Other Income

Revenues from fuel sales were $7,722,061 for the year ended December 31, 2011 compared to $6,269,688 for the year ended December 31, 2010, an increase of $1,452,373, or 23.2%. The increase in revenues from fuel sales was driven by a 77.7¢ per gallon increase in our average motor fuel sales price, primarily as a result of passing on higher wholesale motor fuel prices to our guests. The increase in our average motor fuel sales price was partially offset by a 3.6% decrease in sales volume (including as a result of the operation of 7 fewer locations), which was consistent with industry demand along the East Coast of the United States as a result of continued low economic growth and high unemployment.

Revenues from merchandise sales were $1,240,608 for the year ended December 31, 2011 compared to $1,263,607 for the year ended December 31, 2010, a decrease of $22,999, or 1.8%. The decrease in revenues from merchandise sales was driven by a $23,300 decrease in cigarette sales, a $18,408 decrease in bulk soda sales and the operation of 7 fewer locations, partially offset by increases in sales of other merchandise.

Income from equity investment in WilcoHess was $20,339 for the year ended December 31, 2011 compared to $15,569 for the year ended December 31, 2010, an increase of $4,770, or 30.6%. The increase was due mainly to higher fuel margins.

Primarily for the foregoing reasons, total revenues and other income increased by $1,435,442, or 19.0%.

Total Cost of Purchases

Cost of purchased refined products was $7,395,333 for the year ended December 31, 2011 compared to $5,981,760 for the year ended December 31, 2010, an increase of $1,413,573, or 23.6%. The increase in cost of purchased refined products was driven by a 74.4¢ per gallon increase in our average motor fuel purchase costs, partially offset by a 3.6% decrease in volume purchased (including as a result of the operation of 7 fewer locations).

Cost of purchased merchandise was $965,261 for the year ended December 31, 2011 compared to $990,509 for the year ended December 31, 2010, a decrease of $25,248, or 2.5%. The decrease in cost of purchased merchandise was driven by lower cigarette and bulk soda purchases, primarily as a result of our strategy of deemphasizing these declining sales categories, and the operation of 7 fewer locations.

Primarily for the foregoing reasons, total cost of purchases increased by $1,388,325, or 19.9%.

Margin

Margin for fuel sales was $326,728, or 15.1 ¢ per gallon, for the year ended December 31, 2011 compared to $287,928, or 12.9¢ per gallon, for the year ended December 31, 2010. The increase in margin for fuel sales was driven primarily by an increase in average retail pump prices that was greater than cost of fuel purchases by 2.3¢ per gallon.

Margin for merchandise sales and other income was $299,054 for the year ended December 31, 2011 compared to $295,507 for the year ended December 31, 2010. The increase in margin for merchandise sales was driven by our shift in product mix towards higher margin products, while deemphasizing lower margin products, including our cigarette and soda categories.

Primarily for the foregoing reasons, total margin increased by $42,347, or 7.3%.

Operating Expenses

Operating expenses were $414,032 for the year ended December 31, 2011 compared to $404,033 for the year ended December 31, 2010, an increase of $9,999, or 2.5%. The increase in operating expenses was primarily driven by increases in employee costs and repairs and maintenance at our locations.

General and Administrative

General and administrative expenses were $105,577 for the year ended December 31, 2011 compared to $96,816 for the year ended December 31, 2010, an increase of $8,761, or 9%. The increase in general and administrative expenses was primarily driven by higher information technology and employee related costs.

Depreciation and amortization

Depreciation and amortization expenses were $59,440 for the year ended December 31, 2011 compared to $64,820 for the year ended December 31, 2010, a decrease of $5,380, or 8.3%. The decrease in depreciation and amortization expenses was primarily due to certain assets reaching the end of their depreciable lives, partially offset by impairment charges for certain of our sites in the year ended December 31, 2011.

Provision for Income Taxes

The effective tax rate was 41.5% for the year ended December 31, 2011 compared to 33.0% for the year ended December 31, 2010. The increase in the effective tax rate was primarily due to the 2010 release of uncertain tax positions in conjunction with the closing of the IRS audit examination for tax years 2006 and 2007.

Liquidity and Capital Resources

Historically, Hess Retail’s primary sources of liquidity were cash generated from operations and, as needed, financial support from Hess. Hess Retail’s principal cash outflows were for the cost of purchased gasoline and other refined products, purchased convenience store merchandise, as well as operating and capital expenditures. Our capital expenditures are based on Hess Corporation’s annual capital allocation and have historically fluctuated based on the level of resources that were allocated to Hess Retail. We expect our capital expenditures over the next three years will exceed our capital expenditures over the past three years. See “—Capital Requirements.” In connection with the separation from Hess Corporation, Hess Retail intends to enter into new financing arrangements as it will cease to have access to Hess’s capital resources. We expect that we may incur up to $[—] in new indebtedness, which may include bank debt, short term notes, long term notes, or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed. See “Description of Certain Indebtedness.”

The following table sets forth certain relevant measures of the Company’s liquidity and capital resources:

	September 30,		December 31,
	2013	2012	2012	2011	2010
Cash	$34,706	$40,359	$37,760	$34,213	$27,870
Capital Lease Obligations and Other Long-Term Debt, including current portion	118,195	85,583	86,362	62,120	64,615
Parent Investment	942,932	970,034	889,569	878,136	869,334

Cash Flows

The following table sets forth a summary of the Company’s cash flows:

	Nine Months Ended September 30,		Year Ended December 31,
	2013	2012	2012	2011	2010
Net cash provided by (used in):
Operating activities	$28,620	$(38,709)	$79,618	$83,042	$67,368
Investing activities	(34,024)	(45,380)	(54,922)	(47,480)	(36,424)
Financing activities	2,350	90,235	(21,149)	(29,219)	(30,237)

Net increase (decrease) in cash	$(3,054)	$6,146	$3,547	$6,343	$707

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

The increase in net cash provided by operating activities was due to changes in operating assets and liabilities, primarily working capital accounts. Specifically, working capital at September 30, 2012 was impacted by the timing of collections related to credit card receivables and merchandise inventory was lower at September 30, 2013 as compared to September 30, 2012.

Net cash used in investing activities was lower due to decreased capital spending, partially offset by lower proceeds from asset sales.

Net cash flow used in financing activities increased due to higher debt repayments primarily related to the Company’s capital lease arrangements and lower transfers from Hess.

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

The decrease in net cash provided by operating activities was primarily due to changes in operating assets and liabilities, while net income adjusted for non-cash items was comparable between periods.

Net cash used in investing activities increased due to higher capital expenditures, partially offset by an increase in proceeds from asset sales.

Net cash used in financing activities decreased due to lower transfers to Parent, partially offset by higher debt repayments.

Year Ended December 31, 2011 Compared To Year Ended December 31, 2010

Net cash provided by operating activities increased due to higher net income adjusted for non-cash items and a net decrease in operating assets and liabilities.

Net cash used in investing activities increased due to higher capital expenditures.

Net cash flow used in financing activities decreased slightly due to lower transfers to Parent.

Capital Requirements

Hess Retail’s capital expenditures over the past three years have ranged between $38,000 and $60,000 per year, of which approximately $17,500 has been for basic sustaining capital projects which include regulatory expenditures, such as environmental compliance, necessary improvements at its sites and IT infrastructure projects. Looking forward, we expect our overall annual capital expenditures to average approximately $125,000 to $150,000 over the next three years. The increase includes the impact of spending at the WilcoHess sites which will be 100% owned following the completion of our acquisition. In addition, future capital spending will be focused on upgrading existing sites, integrating WilcoHess and separating from Hess Corporation, as well as increased spending on new to industry convenience stores and travel plazas.

In addition, we will be required to purchase approximately 180 sites that we will lease from Hess pursuant to the Lease Agreement. The requirement to purchase sites leased by Hess from the Lease Trust upon Hess’s exercise of early buy-out options will require significant capital expenditures. Purchasing these sites may not be the most productive use of our resources and may not yield the expected benefits, which could have a material adverse effect on our business, financial condition and results of operations. The purchase of these sites should be completed by 2026, and we expect the aggregate cost to us for these purchases will be approximately $245,000. We expect to spend approximately $82,000 to purchase 58 sites over the next three years. See “The Separation and the Distribution—General” and “Certain Relationships and Related Party Transactions—Agreements Between Us and Hess.”

Commitments and Contractual Obligations

The following table presents Hess Retail’s commitments and contractual obligations as of December 31, 2012, as well as its long-term obligations, which do not reflect commitments and contractual obligations that will result from agreements that we will enter into in connection with this offering, which are described below:

	Payments Due by Period
	Total	2013	2014-2015	2016-2017	Thereafter
Other long-term debt	$55,263	$9,003	$14,585	$14,730	$16,945
Operating leases	802,437	53,262	107,721	115,403	526,051
Capital lease obligations	51,967	4,335	9,677	22,728	15,227
Purchase Obligations:
Supply commitments	2,926	2,926	—	—	—
Capital expenditures	1,851	1,851	—	—	—
Operating expenses	10,000	10,000	—	—	—
Other liabilities	44,828	7,100	14,200	5,200	18,328

Total	$969,272	$88,477	$146,183	$158,061	$576,551

Off-Balance Sheet Arrangements

The Company has operating leases not included in its Combined Balance Sheet, primarily related to operated retail sites. The net present value of these leases was $198 million at September 30, 2013 compared with $310 million at December 31, 2012. The decrease primarily resulted from the recording of a capital lease obligation in the second quarter of 2013 totaling $98 million in conjunction with the Company’s commitment to acquire 50 existing retail sites that were previously held under these leases.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses in the income statement. Actual results could differ from those estimates. Among the estimates made by management are asset valuations, depreciable lives, asset retirement obligations, environmental obligations, and income taxes.

The following is a summary of the Company’s critical accounting policies. For additional information regarding all of the accounting policies affecting our financial statements, see Note 1 to the accompanying audited financial statements.

Impairment of long-lived assets

The Company reviews long-lived assets at the individual retail site level for impairment whenever events or changes in circumstances, such as recurring operating losses or negative cash flows, indicate that the carrying amounts may not be recovered. Our primary indicator that operating site assets may not be recoverable is consistent negative cash flow for a sufficient period of time to allow for meaningful analysis of ongoing results.

When an assessment is required, the Company compares the estimated future undiscounted cash flows of a site to its carrying amount. The estimated future cash flows for a site include assumptions made by management about key operating factors such as expected sales volumes, gross margins, and operating expenses. If the carrying value of a site is not expected to be recovered by its estimated future undiscounted cash flows, the site is impaired and an impairment loss is recorded. The amount of impairment loss is based on the estimated fair value of the asset, which is determined by discounting its estimated future net cash flows. The assumptions used for estimating future net cash flows vary by site and can be impacted by local market competition and other site specific factors. Such fair value estimates are a Level 3 fair value measurement in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures.

Asset retirement obligations (AROs)

The Company has legal obligations to remove underground storage tanks on certain owned and leased properties. When it can be reasonably estimated, a liability is recognized for AROs equal to the fair value of the estimated cost to retire an asset in the period in which the asset is placed in service or becomes subject to a legal obligation. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs incurred for asset retirement activities are recorded against the related liability. Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company’s earnings. There were no material ARO revisions, settlements or new obligations incurred for any period presented.

Environmental expenditures

The Company recognizes environmental costs to remediate existing contamination that has resulted from historic releases of motor fuel or other sources of contamination. The Company estimates this liability on a site-by-site basis when remediation costs are probable and reasonably estimable. The estimated liability for environmental remediation costs is not discounted due to the uncertainty of when the expenditures will occur and is measured based on existing regulations and requirements, historical experience, and other factors.

In certain instances, the Company can obtain reimbursement from state underground storage tank funds for certain remedial costs associated with tank releases. A portion of the Company’s environmental obligations are recoverable from various state governmental agencies.

Income Taxes

The Company is not a separate taxable entity for U.S. Federal and certain states, and its results are included in the consolidated income tax returns of its Parent in most jurisdictions. The provision for income taxes and income tax assets and liabilities were determined as if the Company were a stand-alone taxpayer for all periods presented. Federal and state income taxes currently payable are included in the Parent Investment as all associated income taxes are paid by Parent.

Deferred income taxes are determined using the liability method and reflect temporary differences between the financial statement carrying amount and income tax basis of assets and liabilities recorded at the statutory income tax rate. The Company has deferred tax assets due to temporary differences between book basis and tax basis of certain assets and liabilities. The Company regularly assesses the realizability of deferred tax assets based on estimates of future taxable income, the availability of tax planning strategies, the existence of appreciated assets, the available carryforward periods for net operating losses and other factors. If it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount expected to be realized.

The Company recognizes the financial statement benefit of a tax position only when management believes that it is more likely than not, that based on the technical merits, the position will be sustained upon examination. The Company classifies interest and penalties associated with uncertain tax positions as income tax expense.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Interest Rate Risk

Hess Retail intends to enter into new financing arrangements in connection with the separation and the distribution. We expect that we may incur up to $[—] million in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof, which may bear interest at fixed and/or variable rates. Additionally, we expect to enter into a $[—] revolving credit facility. Although we expect the revolving credit facility will be undrawn at the time the separation and the distribution is completed, possible future borrowings under that facility will also bear interest at a variable rate. See “Description of Certain Indebtedness.”

Commodity Price Risk

Hess Retail is exposed to market risks related to the volatility in the price of crude oil and refined products (primarily gasoline and diesel). These fluctuations can affect our revenues and purchases, as well as the cost of operating, investing and financing activities. We have not historically hedged or managed our price risk with respect to commodities, although we may do so in the future.

DESCRIPTION OF CERTAIN INDEBTEDNESS

Hess Retail intends to enter into new financing arrangements in connection with the separation and the distribution. We expect that we may incur up to $[—] million in new indebtedness, which may include bank debt, short term notes, long term notes or a combination thereof. Additionally, we expect to enter into a $[—] revolving credit facility, which we expect will be undrawn at the time the separation and the distribution is completed.

We will describe the terms and covenants of any notes to be issued, bank debt to be incurred or liquidity facilities to be entered into in an amendment to the registration statement of which this information statement is a part.

CORPORATE GOVERNANCE AND MANAGEMENT

Executive Officers Following the Distribution

Hess Retail is in the process of identifying the individuals who will be its executive officers following the distribution, and will provide information regarding these individuals in an amendment to this information statement.

Board of Directors Following the Distribution

Hess Retail is in the process of identifying the individuals who will be its directors following the distribution, and will provide information regarding these individuals in an amendment to this information statement.

Qualification of Directors

Hess Retail believes its board of directors following the distribution will consist of individuals with appropriate skills and experiences to meet board governance responsibilities and contribute effectively to the Company. The corporate governance and nominating committee will seek to ensure the board of directors reflects a range of talents, ages, skills, diversity and expertise, particularly in the areas of accounting and finance, management, domestic and international markets, governmental/regulatory, leadership and retail-related industries, sufficient to provide sound and prudent guidance with respect to our operations and interests. Our board of directors will seek to maintain a diverse membership, but will not have a separate policy on diversity at the time of our separation from Hess.

Composition of the Board of Directors

Hess Retail currently expects that, upon the completion of the separation, its board of directors will consist of 9 members, 8 of whom it expects to satisfy the independence standards established by the Sarbanes-Oxley Act of 2002 and the applicable rules of the SEC and the NYSE.

Committees of the Board of Directors

Hess Retail’s board of directors will establish several standing committees in connection with the discharge of its responsibilities. Effective upon the distribution, Hess Retail’s board of directors will have the following committees:

Audit Committee

The audit committee provides assistance to the board of directors in fulfilling its oversight responsibilities regarding the integrity of financial statements, our compliance with applicable legal and regulatory requirements, the integrity of our financial reporting processes including its systems of internal accounting and financial controls, the performance of our internal audit function and independent auditor and our financial policy matters by approving the services performed by our independent accountants and reviewing their reports regarding our accounting practices and systems of internal accounting controls. The audit committee also oversees the audit efforts of our independent accountants and takes those actions as it deems necessary to satisfy itself that the accountants are independent of management. The audit committee will be responsible for oversight of financial and overall enterprise risks, including the steps the Company has taken to monitor and mitigate these risks.

Compensation and Management Development Committee

The compensation and management development committee oversees our overall compensation structure, policies and programs, and assesses whether our compensation structure establishes appropriate incentives for officers and employees. The compensation and management development committee reviews and approves corporate goals and objectives relevant to compensation of our chief executive officer and other executive officers, evaluates the performance of these officers in light of those goals and objectives, sets the compensation of these officers based on such evaluations and reviews and recommends to the board of directors any employment-related agreements, any proposed severance arrangements or change in control or similar agreements with these officers. The compensation and management development committee also administers the issuance of equity based compensation. The compensation and management development committee will review and evaluate, at least annually, the performance of the compensation and management development committee and its members and the adequacy of the charter of the compensation and management development committee. The compensation and management development committee will also prepare a report on executive compensation, as required by the SEC rules, to be included in our annual report and annual proxy statement.

Corporate Governance and Nominating Committee

The corporate governance and nominating committee will be responsible for developing and recommending to the board of directors criteria for identifying and evaluating candidates for directorships and making recommendations to the board of directors regarding candidates for election or reelection to the board of directors at each annual stockholders’ meeting. In addition, the corporate governance and nominating committee committee will be responsible for overseeing our corporate governance guidelines and reporting and making recommendations to the board of directors concerning corporate governance matters. The corporate governance and nominating committee will be also responsible for making recommendations to the board of directors concerning the structure, composition and function of the board of directors and its committees.

Board Risk Oversight

While management will be responsible for the day-to-day management of risks to the company, the board of directors will have broad oversight responsibility for our risk management programs following the separation from Hess. In this oversight role, the board of directors will be responsible for satisfying itself that the risk management processes designed and implemented by management are functioning as intended, and necessary steps are taken to foster a culture of risk-adjusted decision-making throughout the organization. In carrying out its oversight responsibility, the board of directors is expected to delegate to individual board committees certain elements of its oversight function. The audit committee will be responsible for oversight of financial and overall enterprise risks, including the steps the Company has taken to monitor and mitigate these risks. The corporate governance and nominating committee, in its role of reviewing and maintaining the Company’s corporate governance guidelines, will manage risks associated with the independence of the board of directors and potential conflicts of interest. While each committee will be responsible for evaluating certain risks and overseeing the management of such risks, the entire board of directors will be regularly informed through committee reports and by the Chief Executive Officer about the known risks to the strategy and the business. The board of directors will receive regular updates from its committees on individual areas of risk, such as updates on financial and overall enterprise risks from the audit committee and compensation program risks from the compensation and management development committee.

Director Compensation

The compensation program for our non-employee directors is described in “Non-Employee Director Compensation.”

Executive Compensation

Hess Retail’s executive compensation program is described in “Executive Compensation.”

Compensation Committee Interlocks and Insider Participation

During the year ended December 31, 2012 and the nine months ended September 30, 2013, Hess’s retail business was operated by Hess and its subsidiaries and not through an independent company and therefore we did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who will serve as Hess Retail’s executive officers were made by Hess. See “Executive Compensation.”

EXECUTIVE COMPENSATION

The following executive compensation disclosure reflects the executive compensation philosophy and policies of our parent company, Hess Corporation. We intend to update this section when we have identified our executive team and when arrangements with members thereof have been finalized.

Compensation Discussion and Analysis

The purpose of this Compensation Discussion and Analysis disclosures is to provide information about the material elements of compensation that are paid, awarded to, or earned by, our “named executive officers,” who consist of our principal executive officer, principal financial officer, and the three other most highly compensated executive officers, all of whom will disclosed in a subsequent amendment. Historically, we were a division of our Parent. Following this offering, however, we will operate as an independent company. In this regard, while we will not be bound by the policies and practices of the Parent on a prospective basis, such policies and practices inform the levels of compensation payable, and benefits provided, to our named executive officers. As a result, in order to understand our executive compensation landscape, it is important to understand the Parent’s historical compensation decisions.

This Compensation Discussion and Analysis has three main parts:

•	Parent 2012 Executive Compensation Programs. This section describes and analyzes the executive compensation programs at Parent in 2012.

•	Effects of the Separation on Outstanding Executive Compensation Awards. This section discusses the effect of the separation on outstanding compensation awards for or named executive officers.

•	Hess Retail Compensation Programs. This section discusses the anticipated executive compensation programs at Hess Retail.

Parent 2012 Executive Compensation

A summary of Parent’s compensation principles is set forth in the tables below.

What Parent Strives For

Pay for Performance

Under Parent’s compensation program, a significant portion of the compensation for Parent’s named executive officers is linked to corporate and stock performance. On average, 19% of target total direct compensation for Parent’s named executive officers is guaranteed in the form of base salary. For Parent’s CEO, base salary provides only 11% of target total direct compensation. The remainder of Parent’s compensation program is dependent on achieving annual bonus goals, specified cash flow hurdles and the performance of Parent’s stock.

Retain, Attract and Motivate Key Talent

The compensation program provides a combination of fixed and variable compensation designed to attract, retain, and motivate the most talented executives who can help achieve superior financial results for Parent. These programs attract and motivate Parent’s senior management team and also promote retention (such as via three-year vesting schedules).

Align Executive Interests with Stockholders

In order to create alignment with the long-term interests of Parent’s stockholders, all of Parent’s LTI awards are equity based, linking between 58% to 65% of named executive officers’ target total direct compensation to the value and appreciation of Parent’s common stock.

Put a Significant Portion of Executive Pay at Risk

While Parent’s named executive officers’ past cash bonuses and equity awards were performance-based and at-risk depending on the attainment of corporate and business unit metrics and the company’s stock price, Parent’s new PSU program significantly

What Parent Strives For

Restricted stock awards are contingent upon the attainment of a specified minimum cash flow hurdle. PSU payouts are contingent upon relative TSR results.	increases Parent’s named executive officers’ at risk pay. If Parent is among the bottom four performers of its peer group as measured by relative TSR over the three-year period from 2012 to 2014, Parent’s NEOs will not receive any payout on their PSUs awarded in 2012.

Emphasize a Culture of Safety and Sustainability

Parent is committed to help meet the world’s demand for energy in a way that protects the health and safety of Parent’s stakeholders and the environment and makes a positive impact on the communities where we do business. Parent’s compensation programs are designed to align executives with this commitment. Health, safety and environmental performance are addressed in both the business unit metrics and individual performance assessment components of Parent’s annual cash bonus plan and are also qualitatively considered in Parent’s long-term equity compensation determinations.

Mitigate the Company’s Compensation Risk

While Parent’s programs encourage pay for performance, they are also designed with prudent risk management in mind. Some mitigating features of the annual cash bonus plan include limiting the upside potential to 150% of target, incorporating multiple financial and operational metrics, providing appropriate balance between short-term and long-term incentives, and aligning performance goals with the company’s business strategy. Parent’s new PSU program payout is capped at 200% of target. In addition, Parent’s recoupment policy for the CEO and the chief financial officer requires repayment of incentive and equity-based compensation in the event of a restatement of Parent’s financial statements due to misconduct.

Require Stringent Stock Ownership Guidelines

In 2010, Parent increased the stock ownership multiple from 5 to 6 times base salary for the CEO and increased the stock ownership guidelines for directors from 5,000 shares to a value of shares equal to a multiple of 5 times their annual retainer.

Provide Consistent Benefit Programs Parent’s executives participate in the same health and welfare benefit and savings programs as other salaried employees.

Limit Perquisites The company strictly limits perquisites to executives and did not provide perquisites or personal benefits valued at $10,000 or more to any named executive officer in 2012.

Review Share Utilization Annually

Each year Parent reviews the annual utilization of shares for Parent’s equity compensation as a percentage of outstanding shares and the dilutive effect on Parent’s stockholders. This information is used to determine annual program design and annual award levels.

Permit the Deductibility of Incentive Compensation

Parent’s performance incentive plan for senior officers is designed to provide for deductibility of the cash bonus paid and restricted stock awarded to Parent’s named executive officers. Parent’s 2008 long-term incentive plan also is designed to provide for deductibility of compensation in respect of the PSUs awarded in 2012. As noted below, however, Parent’s compensation committee retains the discretion to pay types and amounts of compensation even if not deductible, as it deems appropriate.

Provide Independent Oversight of Programs

Parent’s compensation committee, which is composed of only independent directors, has exclusive authority for approving the compensation of Parent’s named executive officers and may exercise discretion in determining the amount and form of compensation in order to ensure that Parent’s guiding principles are followed. Parent’s compensation committee is advised by an independent compensation consultant, which provides no other services to the company.

What Parent Prohibits
No Employment Contract for CEO.
No Excise Tax Gross-ups in Future Change-in-Control Agreements.
No Repricing of Stock Options.
No Hedging Permitted on Awarded Parent Stock by Directors or Executive Officers.
No Dividend Equivalents are Paid on Unearned PSUs.
No Dividends are Paid on Unearned Restricted Shares.

Total Compensation Objectives and Policies

Parent’s compensation committee approves and oversees Parent’s executive compensation programs. The objective of Parent’s executive compensation programs is to attract and retain talented executives and motivate them to achieve Parent’s business goals through a combination of cash and stock-based compensation. The principal elements of a Parent executive’s total compensation consist of:

•	annual cash salary;

•	annual cash bonus; and

•	long-term equity compensation, historically consisting of stock options and restricted stock awards. However, beginning in 2012 Parent’s compensation committee decided to grant PSUs instead of stock options as described above.

Parent also reviews other elements of compensation, including retirement benefits, life insurance, savings, health and welfare plans and other benefits offered to employees generally in order to evaluate the entire compensation package offered to executives.

Processes and Procedures for Determining Compensation and Role of Compensation Consultants

Parent’s compensation committee has exclusive authority for approving the compensation of the CEO and the other named executive officers. Human resources management, acting under the supervision of the CEO, develops compensation recommendations for all officers and employees, including the named executive officers, in accordance with Parent’s compensation philosophy and policies more fully described herein.

To assist in its review of the compensation recommendations, in 2012 Parent’s compensation committee directly engaged the firm Pay Governance as its compensation consultant. In this capacity, Pay Governance reported exclusively to the compensation committee, which has sole authority to engage, dismiss and approve the terms of engagement of the consultant. During 2012, Pay Governance did not provide any additional services to Parent. The compensation committee has assessed the independence of Pay Governance pursuant to Securities and Exchange Commission rules and concluded that no conflict of interests exists that would prevent Pay Governance from independently representing the committee.

The compensation consultant’s principal responsibility is to advise Parent’s compensation committee on compensation recommendations for the named executive officers, as well as on general matters relating to executive compensation strategy and programs. Although the consultant interacts with senior executives in Parent’s human resources department and with senior management in developing compensation recommendations, the consultant meets privately with the committee when advising on compensation levels for the CEO and the other named executive officers. Final decisions on compensation for these individuals are made solely by Parent’s compensation committee.

The compensation recommendations are reviewed annually by the committee, usually at a February or March meeting. The CEO meets with the compensation and management development committee and the compensation consultant to discuss performance objectives and review compensation recommendations for executive officers directly reporting to him, including the other named executive officers. Thereafter, the committee meets privately with the compensation consultant to review the compensation recommendations. Parent’s compensation committee then determines compensation for the CEO and other named executive officers based on the advice of the compensation consultant and in accordance with the compensation objectives and policies described herein.

In accordance with its charter, Parent’s corporate governance and nominating committee periodically reviews and determines appropriate levels of compensation for directors. To assist in conducting this review and making these determinations, this committee has in the past engaged a consultant, Mercer Human Resources Consulting, to compile comparative data and make recommendations.

Total Compensation Methodology and Comparator Group

Parent’s committee reviews data from a comparative group of oil and gas companies. In 2012, such comparative data was collected for the named executive officers by the compensation consultant.

2012 Comparator Group

•	Anadarko Petroleum Corporation

•	Apache Corporation

•	BP plc

•	Chevron Corporation

•	ConocoPhillips

•	Devon Energy Corporation

•	EOG Resources, Inc.

•	Exxon Mobil Corporation

•	Marathon Oil Corporation

•	Murphy Oil Corporation

•	Occidental Petroleum Corporation

•	Royal Dutch Shell plc

•	Statoil ASA

•	Talisman Energy Inc.

•	Total S.A.

Total Direct Compensation

Generally, Parent’s objective is to deliver competitive total direct compensation, consisting of cash salary, cash bonus and long-term equity compensation, if specified corporate and business unit performance metrics and individual performance objectives are met. Parent considers competitive total direct compensation to be total direct compensation for an executive officer that is at or above that paid to executive officers performing similar functions at a majority of companies in our peer group. Parent chooses to pay this level of compensation in order to remain competitive in attracting and retaining talented executives. Many of Parent’s competitors are significantly larger and have financial resources greater than Parent. The competition for experienced, technically proficient executive talent in the oil and gas industry is acute, as companies seek to draw from a limited pool of such executives to explore for and develop hydrocarbons that are increasingly found in more remote areas and are technologically more difficult to access. Parent pays at this level to attract talented professionals who might otherwise believe that they are not sufficiently rewarded for the risk of relocating from a larger to a smaller company in the oil and gas industry. Variations in total direct compensation among the named executive officers reflect differences in competitive pay for their positions as well as the size and complexity of the business units or functions they oversee, the performance of those business units or functions, and individual performance.

Parent structures total direct compensation to the named executive officers so that the majority of this compensation is delivered in the form of equity awards in order to provide incentives to work toward the growth of long-term profitability that will enhance stockholder returns. Parent also structures named executive officers’ cash compensation so that a significant portion is at risk under Parent’s cash bonus plan, payable based on corporate, business unit and individual performance.

2012 Total Direct Compensation Mix

The mix of compensation for Parent’s named executive officers in 2012 was consistent with Parent’s goal of structuring total direct compensation so that most compensation is delivered in the form of long-term equity awards and a significant portion of cash compensation is at risk.

Annual Cash Salary

In determining base salary level for executive officers, Parent’s compensation committee considers job level and responsibilities, relevant experience, individual performance, recent corporate and business unit performance, and Parent’s objective of paying competitive total direct compensation if performance metrics are met. Base salaries are reviewed annually, but Parent does not necessarily award salary increases each year. From time to time base salaries may be adjusted other than as a result of an annual review, in order to address competitive pressures or in connection with a promotion.

Annual Cash Bonus

Cash Bonus Plan Design. The annual cash bonus plan for executive officers, including the named executive officers, is based on metrics aligned with the company’s business strategy using an equal weighting of corporate performance metrics (non-discretionary), specified business unit metrics (non-discretionary), and individual performance and other qualitative factors (discretionary). These weightings link two-thirds of the bonus to quantifiable performance measures and one-third of the bonus to qualitative individual performance measures. Payouts may range from 0% to 150% for each component of the target bonus, depending upon the percent of attainment of the corporate and business unit performance measures and, with respect to the individual performance component, depending upon Parent’s compensation committee’s determination of the percent of attainment of the individual performance measures. In determining the individual performance component, Parent’s compensation committee may also take into consideration the desired level of total direct compensation for a particular officer and may assess individual performance in the context of overall corporate performance.

Determination of Corporate and Business Unit Performance Metrics. Parent’s corporate performance metric for 2012 was net income before after-tax interest expense and items affecting comparability of income between periods. Business unit metrics vary among Parent’s exploration and production and marketing and refining divisions and may also vary among units within a division. The specific targeted levels of corporate and business unit performance to be attained are established with the intention of motivating superior financial and operating performance compared with that of Parent’s peers.

Assessment of Individual Performance. Parent assesses individual performance on a discretionary basis in view of specific performance objectives developed for each named executive officer at the beginning of each year. Each executive’s manager, in consultation with the executive, develops a set of strategic, financial and operational objectives that the executive will strive to achieve during that year. At the end of the year, the manager reviews with the executive the extent to which each of these objectives was attained. The CEO conducts these performance reviews for the other named executive officers and makes compensation recommendations to the committee based on these reviews. Parent’s compensation committee reviews the CEO’s attainment of his individual performance objectives. Attainment of an executive’s performance objectives influences not only the individual performance component of his or her annual cash bonus payout, but also the levels of long-term equity compensation and base salary.

Annual Cash Bonus Targets and Opportunities. Parent establishes a cash bonus target for each executive officer based upon his or her position within Parent, responsibility and competitive cash bonus opportunity for similar positions in other companies. Actual payouts may range from 0% to 150% of the target cash bonus opportunity.

Historical Attainment of Corporate and Business Unit Metrics. The graph below shows the levels of attainment of the corporate metric and business unit metrics for exploration and production and marketing and refining for the years 2010 through 2012.

	2012			2011			2010
	Corporate Net Income	Exploration & Production	Marketing & Refining	Corporate Net Income	Exploration & Production	Marketing & Refining	Corporate Net Income	Exploration & Production	Marketing & Refining
Maximum
Above Target	x			x		x	x	x	x
Target
Below Target		x	x		x
Below Threshold

Long-Term Incentive Compensation

General Objectives. Parent believes that LTI compensation is an important incentive and retention tool. Therefore, it is the largest portion of each executive officer’s total compensation package. Parent’s compensation committee has authority to grant a variety of stock-based compensation under Parent’s long-term incentive plan. Awards to executive officers under the plan have historically consisted of restricted stock and stock options. Awards of restricted stock are subject to Parent attaining a specified minimum cash flow hurdle as provided in Parent’s performance incentive plan for senior officers. However, in March 2012, Parent’s compensation committee decided to change its LTI compensation program to award one-half of the shares annually in the form of PSUs and one-half in the form of restricted stock, with stock option awards being eliminated. Payouts on PSUs are dependent on the company’s relative TSR compared with that of our peer companies identified above over a three-year period. In making these changes, the compensation committee believed that tying payout of the performance shares to attainment of an objective metric was consistent with the concerns of Parent’s stockholders and would further reinforce the alignment of interests of Parent’s management and stockholders.

Timing of Awards. In general, Parent has a policy of granting LTI awards annually, at compensation committee’s first regular meeting of the calendar year. Parent believes this is the appropriate time to make awards because it is after the date in late January when Parent publicly discloses earnings for the prior fiscal year and other material information. However, the compensation committee retains discretion to vary the timing of awards as it deems appropriate. Awards of restricted stock and payouts of cash bonuses to the named executive officers are made in early March after Parent’s financial statements have been audited by its independent public accountants, as required by Parent’s performance incentive plan for senior officers approved by stockholders in 2011. This plan is designed to permit deductibility of these compensation expenses under Section 162(m) of the Internal Revenue Code. LTI awards to newly-hired employees and special merit awards to existing employees are made on the date of the next regularly scheduled board meeting following commencement of employment or the date management recommends a special award. Option exercise prices are set at the closing market price on the date of grant and the option may not be repriced or adjusted, except to reflect customary anti-dilution adjustments, such as for a stock split or stock dividend. The compensation committee has never opportunistically selected grant dates to achieve more favorable option exercise prices, nor have options ever been repriced to increase the value of an award.

Terms of Awards. Restricted stock awards and PSUs, if earned, generally vest 100% three years from the date of grant and stock options vest ratably over a three-year period, generally subject to continued employment, and remain exercisable until 10 years after the date of grant. Parent believes these vesting periods promote retention and are consistent with market practices.

Restricted shares are entitled to dividends if and when paid on shares of common stock. Dividends accrued on shares of restricted stock, together with interest on these dividends at short-term market rates, are paid upon vesting. To the extent earned, performance shares will be paid in shares of Parent common stock which will vest and be issued following the end of the performance period. Dividend equivalents for the performance period will only be paid out on earned shares after the performance period. For accounting purposes, in accordance with Financial Accounting Standards Board Accounting Standards Codification Topic 718—Compensation—Stock Compensation (“ASC 718”) the expense associated with a restricted stock award is the fair value of the award on the date of grant and this expense is amortized over the vesting period. Expense associated with a stock option award is the grant date fair value determined using a Black-Scholes valuation model, and this expense is also amortized over its vesting period, also in accordance with ASC 718. Expense associated with a PSU award is the fair market value of the award on the date of grant and this expense is also amortized over the vesting period in accordance with ASC 718.

Value of Awards. Historically, Parent has structured LTI awards to deliver value through a mix of restricted stock and stock options, with approximately one-half of the value delivered in the form of restricted stock and one-half in the form of stock options, based on grant date valuations. Parent believed this approach balanced the goals of retention and motivating performance and also reflected Parent’s desired level of annual share utilization. However, commencing with the 2012 awards, Parent’s compensation committee has determined to eliminate stock options awards and instead make annual awards one-half in the form of PSUs and one-half in the form of restricted stock, for the reasons stated above. Annual grant levels depend on Parent’s performance as well as comparative market data. Parent aims to provide long-term awards such that together with cash compensation, total direct compensation is competitive with that of Parent’s peers if specified performance criteria and individual performance objectives are met. The committee bases individual award levels on comparative market data for the executive’s position, award levels of comparably-situated executives, and an assessment of individual potential and performance. In making awards to any individual, Parent’s compensation committee does not consider his or her gains made, or failure to achieve gains, on prior restricted stock or option awards.

Other Benefits

Parent has adopted certain broad-based employee benefits plans in which executive officers are permitted to participate on the same terms as other eligible employees of the company, subject to applicable limits imposed on contributions and benefits under applicable law. Parent believes it is necessary to maintain these plans to remain competitive with the overall compensation packages offered by other companies in the oil and gas industry. Parent’s objective is that the value of these benefits be competitive with that offered by companies in Parent’s peer group. Parent considers the value of benefits to an employee of Parent to be competitive if the value approximates that of employees in comparable positions at a majority of Parent’s peer companies. In addition to group life insurance and health and welfare plans, Parent has a savings plan under which participants can elect to invest (subject to contribution limits imposed by law) up to 25% of pre-tax salary in a variety of funds, one of which invests in our common stock, and Parent provides matching contributions up to approximately 8% of pre-tax salary for each participant, which are invested at the discretion of the participant.

Pension Benefits. Parent has a qualified defined benefit pension plan, and a non-qualified supplemental plan that provides only the benefits that would otherwise be paid to participants under the qualified pension plan but for limitations imposed by the Internal Revenue Code.

Perquisites. Parent did not provide perquisites or personal benefits valued at $10,000 or more to any named executive officers in 2012.

Change in Control Agreements

Parent has change in control agreements with certain executives, including the named executive officers, that provide for a lump sum cash payment equal to a multiple of the executive’s compensation, as well as other benefits, if (1) there is a change of control, as defined in the agreements, and (2) the executive is actually or constructively terminated within 24 months following a change in control. In view of continuing consolidation within the oil and gas industry, Parent believes these agreements are necessary to remain competitive with the overall compensation packages afforded by companies in Parent’s peer group. Parent also believe these agreements work to provide security to Parent’s executives, many of whom would have key roles in negotiating and implementing a potential change in control transaction, and motivate them to act in the best long-term interests of all Parent stockholders. However, the committee decided in 2010 to eliminate “golden parachute” excise tax gross-up provisions from any such agreements entered into in the future.

Management Stock Ownership Guidelines and Hedging Policy

In order to further align the interests of Parent management and stockholders, following approval and recommendation by the compensation committee, Parent’s board of directors approved management stock ownership guidelines for executive officers of Parent. The guidelines require that each executive officer attain a specified level of ownership of shares of Parent’s common stock, as set forth below, equal in value to a multiple of the officer’s base salary within five years of the later of the date of adoption of the guidelines and the officer’s first election to his or her office:

•	chief executive officer—six times base salary;

•	executive vice presidents—four times base salary;

•	senior vice presidents who are executive officers—three times base salary; and

•	vice presidents who are executive officers—one times base salary.

Parent’s compensation committee has authority to determine the types of stockholdings that will be counted for determining stock ownership and otherwise administer the guidelines. Currently, shares owned outright by an executive, restricted stock and stock held in an executive’s savings plan account are counted for purposes of determining stock ownership levels. Stock options, however, are not counted. As of the end of 2012, each of these officers has attained, or is making progress in attaining, his or her required level of ownership. The company does not impose a requirement to hold stock for any period of time after vesting.

Parent does not permit directors or executive officers to trade in equity derivative instruments in order to hedge the economic risks of holding the company’s stock. The purpose of these guidelines is to align the interests, including the economic risk of ownership, of directors, management and stockholders. This intent would be undermined if directors or executive officers were to insulate themselves from economic loss on their stock.

Recoupment for Financial Restatement

If Parent were required to prepare an accounting restatement due to the material noncompliance, as a result of misconduct, with any financial reporting requirement under the securities laws, the chief executive officer and chief financial officer are required by law to reimburse the company for (i) any bonus or other incentive-based or equity-based compensation received by that person from Parent during the 12-month period following the first public issuance or filing of the financial document embodying such financial reporting requirement; and (ii) any profits realized from the sale of securities during that 12-month period. In addition, in the event of any such misconduct by an officer or employee that results in material noncompliance with financial reporting requirements, Parent reserves the right to take all appropriate action to remedy the misconduct, discipline such officer or employee and prevent its recurrence, including (i) termination of employment of such officer or employee and forfeiture of outstanding equity awards, (ii) commencing an action for breach of fiduciary duty, and/or (iii) seeking reimbursement of any compensation paid in excess of that which would have been paid in the absence of such noncompliance, either by legal action or by offsetting other amounts owed by Parent to such officer or employee to the extent permissible.

Effects of the Separation on Outstanding Executive Compensation Awards

Information regarding the effect of the separation on outstanding executive compensation awards will be included in subsequent amendments.

Hess Retail Executive Compensation Programs

Hess Retail expects to identify five persons who it expects will be its named executive officers in a subsequent amendment to this information statement. Accordingly, we will provide a list of our named executive officers and the relevant executive compensation information for such named executive officers in such amendment. To the extent any of our named executive officers will have been employed by Parent or its subsidiaries prior to the separation, the information provided will reflect compensation earned at Parent or its subsidiaries and the design and objectives of the executive compensation programs in place prior to the separation.

To the extent our named executive officers are senior officers of Parent, the compensation decisions with respect to 2012 were made by the compensation committee Parent, which is composed entirely of independent directors. Executive compensation decisions following the separation will be made by the compensation committee of Hess Retail, which also will be composed entirely of independent directors.

NON-EMPLOYEE DIRECTOR COMPENSATION

Hess Retail will provide information regarding director compensation in an amendment to this information statement.

ISSUANCE OF COMMON STOCK TO HESS

On October 21, 2013, Hess Retail issued 1,000 shares of common stock, par value $1.00 per share, to Hess for $1,000 pursuant to Section 4(a)(2) of the Securities Act. Hess Retail did not register the issuance of these shares under the Securities Act because such issuance did not constitute a public offering.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

As of the date of this information statement, all of the outstanding shares of our common stock are owned by Hess. The following tables provide information with respect to the expected beneficial ownership of our common stock immediately after the distribution by (1) each stockholder who is expected to be a beneficial owner of more than five percent of our outstanding common stock based on publicly available information, (2) each of our directors and director nominees, (3) each executive officer named in the Summary Compensation Table included in this information statement and (4) all of our executive officers, directors and director nominees as a group. Except as otherwise noted above or in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. To the extent our directors and executive officers own Hess common stock as of the record date for the distribution, they will participate in the distribution on the same terms as other holders of Hess common stock. The mailing address for each of the directors and executive officers listed below is [—].

We have based the percentages below on each person’s beneficial ownership of Hess common stock as of [—], 2014, unless we indicate some other basis for the share amounts. We estimate that, based on (i) [—] shares of Hess common stock outstanding as of [—], 2014 (excluding treasury shares and non-vested stock-based awards that will not participate in the distribution and assuming no exercise of Hess options) and (ii) the application of the distribution ratio (without accounting for cash to be issued in lieu of fractional shares), we will have [—] shares of common stock issued and outstanding immediately after the distribution.

Security Ownership of Certain Beneficial Owners

The following table describes each person, or group of affiliated persons, expected to be a beneficial owner of more than five percent of our common stock immediately following the distribution.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership(1)	Percentage
John B. Hess	[—](2)(3)(4)(5)	[—]
Nicholas F. Brady	[—](2)(3)(6)	[—]
Thomas H. Kean	[—](2)(3)(4)(7)	[—]
Eugene W. Goodwillie, Jr.	[—](2)(3)(4)(5)(8)	[—]

(1)	Information with respect to Messrs. Hess, Brady, Kean and Goodwillie is as of [—], 2014. The individual amounts and percentages shown for Messrs. Hess, Brady, Kean and Goodwillie should not be added because they reflect shared beneficial ownership.
(2)	This amount includes [—] shares held by a charitable lead annuity trust established under the will of Leon Hess. Mr. John B. Hess has sole voting power over the stock held by this trust and shares dispositive power over such stock with Messrs. Brady, Kean and Goodwillie.
(3)	This amount includes [—] shares held by a limited partnership. Messrs. Hess, Brady, Kean and Goodwillie serve on the management committee of the general partner of this limited partnership and share voting and dispositive power with respect to shares held by the limited partnership.
(4)	This amount includes [—] shares held by the Hess Foundation, Inc. of which Messrs. Hess, Kean and Goodwillie are directors and as to which Mr. Hess has sole voting power and shares dispositive power with Mr. Kean, Mr. Goodwillie and certain other directors of the foundation.
(5)	This amount includes:

•	[—] shares owned directly by Mr. Hess, as to which he has sole voting and dispositive power;

•	[—] shares held by fourteen trusts for the benefit of Mr. Hess and his children, as to which Mr. Hess is a trustee and has sole voting power and dispositive power;

•	[—] shares held in escrow under Hess’s incentive plans as to which Mr. Hess has voting but not dispositive power;

•	[—] shares in the name of Mr. Hess under Hess’s employees’ savings plan as to which he has sole voting and dispositive power;

•	[—] shares held by a trust of which Mr. Hess and Mr. Goodwillie are co-trustees, as to which Mr. Hess has sole voting power and shares dispositive power with Mr. Goodwillie;

•	[—] shares held by three trusts of which Mr. Hess is a co-trustee and has shared voting and dispositive power;

•	[—] shares held by Mr. Hess’s siblings and five trusts for the benefit of Mr. Hess’s siblings or their children as to which Mr. Hess has sole voting power and as to [—] shares of which he shares dispositive power pursuant to a shareholders agreement among Mr. Hess, his siblings and others; and

•	[—] shares held by three trusts for the benefit of Mr. Hess’s heirs, of which Mr. Hess’s spouse and Mr. Goodwillie are co-trustees, but as to which Mr. Hess has sole voting power pursuant to a shareholders agreement among Mr. Hess, his spouse and others.

(6)	This amount includes [—] shares held directly by Mr. Brady, as to which he has sole voting and dispositive power, and [—] shares held by a limited liability company of which Mr. Brady is the managing member and as to which he has sole voting and dispositive power. This amount also includes [—] shares held by two trusts of which Mr. Brady is a co-trustee as to which Mr. Brady shares voting and dispositive power.
(7)	This amount includes [—] shares held directly by Mr. Kean, as to which he has sole voting and dispositive power.
(8)	This amount includes [—] shares held by three trusts as to [—] of which shares Mr. Goodwillie has sole voting and dispositive powers and as to [—] of which shares he has shared voting and dispositive power.

Security Ownership of Management and Directors

The following table presents the number of shares of our common stock that we expect our directors and executive officers to beneficially own immediately following the distribution. No executive officer, director or director nominee holds any class of equity securities other than Hess common stock or Hess equity awards that may give them the right to acquire beneficial ownership of Hess common stock, and it is not expected that any of them will own any class of equity securities of Hess Retail other than common stock following the distribution.

Name of Beneficial Owner	Shares Beneficially Owned(1)		Percentage
[—]	[	—]	[	—]

*	Indicates that the percentage of beneficial ownership does not exceed 1 percent.
(1)	Based on beneficial ownership of Hess common stock as of [—], 2014.

DESCRIPTION OF CAPITAL STOCK

The following descriptions are summaries of certain of the material terms of the amended and restated certificate of incorporation (“Certificate of Incorporation”) and the amended and restated bylaws (“Bylaws”) that Hess Retail expects to adopt upon its separation from Hess. Not all of the material terms of these documents have yet been determined, and information about additional material terms will be included in amendments to this information statement as decisions about such additional terms are made. Reference is made to the more detailed provisions of, and the descriptions are qualified in their entirety by reference to, the Certificate of Incorporation and Bylaws, copies of which will be filed with the SEC as exhibits in an amendment to the registration statement on Form 10 of which this information statement is a part, and applicable law.

General

Upon completion of the separation, our authorized capital stock will consist of [—] shares of common stock, par value $0.01 per share, and [—] shares of preferred stock, par value $0.01 per share.

Common Stock

Common stock outstanding. Immediately following the distribution, we expect that approximately [—] million shares of our common stock will be issued and outstanding based upon approximately [—] million shares of Hess common stock outstanding as of [—], 2014, and assuming no exercise of Hess options or settlement of Hess stock-based awards in shares of Hess common stock, and applying the distribution ratio of one share of our common stock for every [—] shares of Hess common stock held as of the record date (without accounting for cash to be issued in lieu of fractional shares).

Voting rights. The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders (other than matters relating solely to the terms of any preferred stock or directors elected solely by the holders thereof). Our Certificate of Incorporation and Bylaws will not provide for cumulative voting rights in the election of directors. Accordingly, holders of a majority of the voting securities entitled to vote in the election of directors will be able to elect all of the directors.

Dividend rights. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock will be entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available therefor. See “Dividend Policy.”

Rights upon liquidation. In the event of liquidation, dissolution or winding up of Hess Retail, the holders of common stock will be entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding.

Other rights. The holders of our common stock will have no preemptive or conversion rights or other subscription rights. There will be no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

Our board of directors will have the authority to issue, without further vote or action by the stockholders, the preferred stock in one or more series and to fix the designations, powers, preferences and relative, participating, optional or other rights, if any, and the qualifications, limitations or restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series.

The issuance of preferred stock could adversely affect the voting power of the holders of the common stock and the likelihood that such holders will receive dividend payments and payments upon liquidation. In addition, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of Hess without further action by the stockholders and may adversely affect the voting and other rights of the holders of common stock. At present, Hess has no plans to issue any of the preferred stock.

Amendment of Certificate of Incorporation

Pursuant to Delaware law, the affirmative vote of holders of at least a majority of the voting power of our outstanding shares of stock will generally be required to amend provisions of our Certificate of Incorporation.

Amendment of Bylaws

Our Bylaws will be generally subject to alteration, amendment or repeal, and new bylaws may be adopted, with:

•	the affirmative vote of a majority of the whole board; or

•	the affirmative vote of holders of at least a majority of the total voting power of our outstanding securities generally entitled to vote in the election of directors, voting together as a single class.

Limitation on Liability of Directors and Officers

Our Certificate of Incorporation will provide that no director will be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except as required by applicable law, as in effect from time to time. Currently, Delaware law requires that liability be imposed only for the following:

•	any breach of the director’s duty of loyalty to our company or our stockholders;

•	any act or omission not in good faith or which involved intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions as provided in Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

As a result, neither we nor our stockholders have the right, including through stockholders’ derivative suits on our behalf, to recover monetary damages against a director for breach of fiduciary duty as a director, including breaches resulting from grossly negligent behavior, except in the situations described above.

Our Certificate of Incorporation will provide that, to the fullest extent permitted by law, we will indemnify any officer or director of our company in connection with any threatened, pending or completed action, suit or proceeding to which such person is, or is threated to be made, a party, whether civil or criminal, administrative or investigative, arising out of the fact that the person is or was our director or officer, or served any other enterprise at our request as a director or officer. We will reimburse the expenses, including attorneys’ fees, incurred by a person indemnified by this provision in connection with any proceeding, including in advance of its final disposition, to the fullest extent permitted by law. Amending this provision will not reduce our indemnification obligations relating to actions taken before an amendment.

We expect to maintain insurance for our officers and directors against certain liabilities, including liabilities under the Securities Act of 1933, under insurance policies, the premiums of which will be paid by us. The effect of these will be to indemnify any officer or director of the Company against expenses, judgments, attorney’s fees and other amounts paid in settlements incurred by an officer or director arising from claims against such persons for conduct in their capacities as officers or directors of the Company.

Distribution of Securities

Hess Retail was formed on October 14, 2013, and since its formation, it has not sold any securities, including sales of reacquired securities, new issues (other than to Hess in connection with its formation), securities issued in exchange for property, services or other securities, and new securities resulting from the modification of outstanding securities.

Listing

Hess Retail intends to have its shares of common stock listed on the NYSE under the ticker symbol “HRE.”

Transfer Agent and Registrar

The transfer agent and registrar for the common stock will be Computershare.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The Separation from Hess

The separation will be accomplished by means of the distribution by Hess of 100 percent of the outstanding shares of Hess Retail common stock to holders of Hess common stock entitled to such distribution, as described under “The Separation and the Distribution.” Completion of the distribution will be subject to satisfaction, or waiver by Hess, of the conditions to the separation and the distribution described under “The Separation and the Distribution—Conditions to the Distribution.”

Agreements between Us and Hess

As part of the separation and the distribution, Hess Retail will enter into a Separation and Distribution Agreement and several other agreements with Hess to effect the separation and to provide a framework for its relationship with Hess after the separation. These agreements will provide for the allocation between us and Hess of the assets, liabilities and obligations of Hess and its subsidiaries, and will govern various aspects of the relationship between us and Hess subsequent to the separation, including with respect to transition services, employee benefits, intellectual property rights, tax matters, real estate and other commercial relationships. In addition to the Separation and Distribution Agreement, which contains key provisions related to the separation and the distribution, these agreements will include, among others:

•	Tax Matters Agreement;

•	Employee Matters Agreement;

•	Trademark License Agreement;

•	Transition Services Agreement;

•	Hess Toy Truck Distribution Agreement; and

•	Lease Agreement

The forms of the principal agreements described below will be filed as exhibits in an amendment to our registration statement on Form 10 of which this information statement is a part. These summaries do not purport to be complete and are qualified in their entirety by reference to the full text of the applicable agreements, which will be incorporated by reference into this information statement.

The terms of the agreements described below that will be in effect following the separation have not yet been finalized. Changes, some of which may be material, may be made prior to our separation from Hess. No changes may be made after the separation without our consent.

Separation and Distribution Agreement

The Separation and Distribution Agreement will govern the terms of the separation of the retail business from Hess’s other businesses. Generally, the Separation and Distribution Agreement will include Hess’s and our agreements relating to the restructuring steps to be taken to complete the separation, including the assets, equity interests and rights to be transferred, liabilities to be assumed, contracts to be assigned and related matters. Subject to the receipt of required governmental and other consents and approvals, in order to accomplish the separation, the Separation and Distribution Agreement will provide for Hess and us to transfer specified assets (including the equity interests of certain Hess subsidiaries) and liabilities between the companies that will operate the retail business after the distribution, on the one hand, and Hess’s remaining businesses, on the other hand. These arrangements will include giving us 100% ownership of the WilcoHess business at the time of the separation.

Except as expressly set forth in the Separation and Distribution Agreement or any ancillary agreement, it is expected that Hess will not make any representation or warranty as to the assets, equity interests, business or liabilities transferred to or assumed by Hess Retail as part of the separation, as to any approvals or notifications required in connection with the transfers, as to the value or freedom from any security interests of any of the assets transferred, as to the absence or presence of any defenses or right of setoff or freedom from counterclaim with respect to any claim or other asset of either Hess or Hess Retail or as to the legal sufficiency of any assignment, document or instrument delivered to convey title to any asset or thing of value transferred in connection with the separation. All assets are expected to be transferred on an “as is,” “where is” basis.

The Separation and Distribution Agreement will specify those conditions that must be satisfied or waived by Hess prior to the distribution. See “The Separation and the Distribution—Conditions to the Distribution” included elsewhere in this information statement. In addition, we expect that Hess will have the right to determine the date and terms of the distribution, and will have the right to determine to abandon or modify the distribution and to terminate the Separation and Distribution Agreement at any time prior to the distribution.

The Separation and Distribution Agreement is also expected to address our and Hess’s obligations with respect to indemnification for various matters, insurance coverage, litigation responsibility, confidentiality obligations, rights to use certain intellectual property and post-spin access to information.

Tax Matters Agreement

Concurrently with the distribution, we and Hess will enter into a Tax Matters Agreement that generally will govern Hess’s and our respective rights, responsibilities and obligations after the distribution with respect to taxes. Under the Tax Matters Agreement, (i) except as described below with respect to certain taxes relating to the distribution, generally, Hess will be responsible for any United States federal, state or local taxes (and any related interest, penalties or audit adjustments) of Hess and its subsidiaries for any taxable period or portion thereof ending on or prior to the Distribution Date, including any such taxes that are attributable to us or our subsidiaries or to the Hess Retail business, (ii) generally, we will be responsible for any United States federal, state or local taxes (and any related interest, penalties or audit adjustments) attributable to us or our subsidiaries or to the Hess Retail business for all tax periods or portions thereof beginning after the Distribution Date and (iii) generally, we will not be entitled to receive payment from Hess in respect of any of our tax attributes or tax benefits or any reduction of taxes of Hess. In addition, under the terms of the Tax Matters Agreement, we will be subject to certain covenants that are intended to preserve the tax-free status of the distribution and certain related transactions, which will impose limitations on our ability to take certain actions or to engage in certain transactions during the two years after the date of the distribution. The Tax Matters Agreement also generally will provide that we will indemnify Hess for any and all tax-related liabilities incurred by it relating to the distribution and/or certain related transactions that arise as a result of actions taken by us or our shareholders after the distribution.

Employees Matters Agreement

The Employee Matters Agreement will govern Hess’s and our compensation and employee benefit obligations with respect to the current and former employees and non-employee directors of each company, and generally will allocate liabilities and responsibilities relating to employee compensation and benefit plans and programs. The Employee Matters Agreement will provide for the treatment of outstanding Hess equity awards and certain other outstanding annual and long-term incentive awards granted previously to Hess employees who will become our employees following the separation and distribution. The Employee Matters Agreement will provide that, following the distribution, our active employees generally will no longer participate in benefit plans sponsored or maintained by Hess and will commence participation in our benefit plans. The Employee Matters Agreement also will set forth the general principles relating to employee matters, including with respect to the assignment of employees, the assumption and retention of employment-related liabilities and related assets, expense reimbursements, workers’ compensation, leaves of absence, the provision by us of comparable benefits to those that were provided by Hess, employee service credit, the sharing of employee information, and the duplication or acceleration of benefits.

The Employee Matters Agreement will also provide that (i) the distribution does not constitute a change in control under Hess’s plans, programs, agreements or arrangements and (ii) the distribution and the assignment, transfer or continuation of the employment of employees with another entity will not constitute a severance event under the applicable plans, programs, agreements or arrangements.

Trademark License Agreement

The Trademark License Agreement will govern our use of the Hess name and related trademarks. Under this agreement, we expect that Hess will grant to us an exclusive, royalty-free, fully paid-up and non-transferable license to use the Hess name and related trademarks in the operation of our business. The Trademark License Agreement will set forth the general principles relating to ownership of the relevant intellectual property, the use and ownership of domain names, quality control standards and inspection rights, and the parties’ respective rights and obligations with respect to maintenance, protection and enforcement of the licensed intellectual property. The Trademark License Agreement will also specify what happens to the ownership of, and our rights to use, the Hess name and related trademarks in connection with a change of control of either us or Hess.

Transition Services Agreement

The Transition Services Agreement will set forth the terms on which Hess will provide to us, and, if necessary, we will provide to Hess, on a temporary basis, certain corporate services or functions that the companies historically have shared. We expect the agreement will provide for the provision of specified transition services, generally for a period of up to 18 months, with a possible extension in certain circumstances for limited periods of time. We expect that these services will be provided at cost, as determined by Hess in a manner consistent with cost accounting practices.

Hess Toy Truck Distribution Agreement

The Hess Toy Truck Distribution Agreement will set forth the terms on which Hess will design, manufacture and supply Hess toy trucks to us annually on a cost basis. The Hess Toy Truck Distribution Agreement will specify that we will be the exclusive retail distributor of Hess branded toy trucks.

Lease Agreement

The Lease Agreement will set forth the terms on which Hess will sublease to us the approximately 180 sites related to the retail business that Hess leases from the Lease Trusts. We expect that Hess will lease these sites to us at market rates determined at the time of the separation. In addition, we anticipate that the Lease Agreement will obligate us to purchase these sites from Hess at fixed prices based on the fair market value of these sites at the time of the separation. We expect that the purchases will occur as Hess becomes entitled to exercise early buy-out options under the Lease Trusts.

Procedures for Approval of Related Party Transactions

Hess Retail’s board of directors will adopt a written related person transaction policy, effective upon the completion of the distribution, which sets forth the policies and procedures for the review and approval or ratification of related person transactions. This policy will be administrated by Hess Retail’s board of directors. These policies will provide that, in determining whether or not to recommend the initial approval or ratification of a related person transaction, the relevant facts and circumstances available shall be considered, including, among other factors it deems appropriate, whether the interested transaction is on terms no less favorable than terms generally available to an unaffiliated third-party under the same or similar circumstances and the extent of the related person’s interest in the transaction.

DELIVERY OF INFORMATION STATEMENT

The SEC has adopted rules that permit companies and intermediaries, such as brokers, to satisfy delivery requirements for information statements with respect to two or more stockholders sharing the same address by delivering a single information statement to those stockholders. This process, known as “householding,” is intended to provide greater convenience for stockholders, and cost savings for companies, by reducing the number of duplicate documents that stockholders receive. Unless contrary instructions from one or more stockholders sharing an address have been received, only one copy of this information statement will be delivered to those multiple stockholders sharing an address.

If, at any time, a stockholder no longer wishes to participate in “householding” and would prefer to receive separate copies of the information statement, the stockholder should notify his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Any stockholder who currently receives multiple copies of the information statement at his or her address and would like to request “householding” of communications should contact his or her intermediary or, if shares are registered in the stockholder’s name, should contact us at the address and telephone number provided below. Additionally, we will deliver, promptly upon written or oral request directed to the address or telephone number below, a separate copy of the information statement to any stockholders sharing an address to which only one copy was mailed.

Hess Corporation

1185 Avenue of the Americas

New York, New York 10036

WHERE YOU CAN FIND MORE INFORMATION

Hess Retail has filed a registration statement on Form 10 with the SEC with respect to the shares of its common stock that Hess stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information set forth in the registration statement and the exhibits and schedules to the registration statement. For additional information relating to our company and to the separation and the distribution, reference is made to the registration statement and the exhibits and schedules to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and, in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable contract or document.

Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at (800) SEC-0330 for further information about the public reference rooms.

Hess Retail maintains an Internet website at www.hessretail.com. Hess Retail’s website and the information contained on that site, or connected to that site, are not and shall not be deemed to be incorporated into this information statement or the registration statement of which this information statement is a part or any other filings we make with the SEC.

No person is authorized to give any information or to make any representations or warranties with respect to the matters described in this information statement other than those contained in this information statement and, if given or made, such information or representation or warranty must not be relied upon as having been authorized by us or by Hess. Neither the delivery of this information statement nor the completion of the distribution shall, under any circumstances, create any implication that there has been no change in our affairs or those of Hess since the date of this information statement is correct as of any time after its date.

Report of Independent Registered Public Accounting Firm

Audit Committee of the Board of Directors

Hess Corporation

We have audited the accompanying combined balance sheet of Hess Retail Operations (the “Company”) as of December 31, 2012 and 2011, and the related combined statements of income, cash flows and parent investment for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the combined financial position of Hess Retail Operations at December 31, 2012 and 2011, and the combined results of its operations and its cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

New York, New York

January 8, 2014

HESS RETAIL OPERATIONS

COMBINED BALANCE SHEET

(Dollars in thousands)

	December 31,
	2012	2011
ASSETS
Current Assets
Cash	$37,760	$34,213
Receivables
Trade, net	64,358	73,689
Vendor rebates	22,697	19,174
Inventories	113,420	121,043
Deferred income taxes	19,285	18,766
Other current assets	13,320	9,900

Total current assets	270,840	276,785

Investment in Affiliate	169,788	167,003
Property, Plant and Equipment—net	915,651	885,955
Other Assets	18,095	19,777

Total Assets	$1,374,374	$1,349,520

LIABILITIES AND PARENT INVESTMENT

Current Liabilities
Accounts payable	$51,875	$49,785
Accrued and other current liabilities	75,421	74,202
Current portion of capital lease obligations and other long-term debt	5,840	3,773

Total current liabilities	133,136	127,760

Capital Lease Obligations and Other Long-Term Debt	80,522	58,347
Deferred Income Taxes	152,365	140,354
Deferred Rent Expense	66,814	70,774
Other Liabilities	51,968	74,149

Total liabilities	484,805	471,384

Parent Investment	889,569	878,136

Total Liabilities and Parent Investment	$1,374,374	$1,349,520

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF INCOME

(Dollars in thousands)

	Years Ended December 31,
	2012	2011	2010
Revenues and Other Income
Fuel sales (*)	$7,841,280	$7,722,061	$6,269,688
Merchandise sales	1,172,225	1,240,608	1,263,607
Other	27,290	23,707	22,409
Income from equity investment in affiliate	14,389	20,339	15,569

Total revenues and other income	9,055,184	9,006,715	7,571,273

Costs and Expenses
Cost of purchased refined products (*)	7,522,417	7,395,333	5,981,760
Cost of purchased merchandise	890,685	965,261	990,509
Operating expenses	422,957	414,032	404,033
General and administrative	109,588	105,577	96,816
Depreciation and amortization	54,505	59,440	64,820
Interest expense and other	6,421	5,325	4,985

Total costs and expenses	9,006,573	8,944,968	7,542,923

Income Before Income Taxes	48,611	61,747	28,350
Provision for income taxes	20,103	25,612	9,352

Net Income	$28,508	$36,135	$18,998

(*) Includes excise and similar taxes of	$1,111,154	$1,111,808	$1,129,397

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF CASH FLOWS

(Dollars in thousands)

	Years Ended December 31
	2012	2011	2010
Cash Flows from Operating Activities
Net Income	$28,508	$36,135	$18,998
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	54,505	59,440	64,820
(Gains) losses on sales of assets	(1,067)	720	28
Deferred income taxes	11,492	5,302	8,477
Undistributed earnings of investment in affiliate	(2,785)	(11,144)	(8,283)
Changes in operating assets and liabilities:
Decrease (increase) in receivables	5,808	(16,702)	(10,935)
Decrease (increase) in inventories	7,623	(2,512)	(9,229)
(Increase) decrease in other assets	(2,146)	3,361	4,603
Increase (decrease) in accounts payable	2,090	2,803	2,377
(Decrease) increase in accrued and other current liabilities	1,219	6,243	4,315
(Decrease) increase in other liabilities	(25,629)	(604)	(7,803)

Net cash provided by operating activities	79,618	83,042	67,368

Cash Flows from Investing Activities
Capital expenditures	(59,199)	(48,302)	(37,616)
Proceeds from asset sales	4,277	822	1,192

Net cash used in investing activities	(54,922)	(47,480)	(36,424)

Cash Flows from Financing Activities
Repayments of capital lease obligations and other long-term debt	(4,074)	(1,886)	(1,722)
Transfers to Parent, net	(17,075)	(27,333)	(28,515)

Net cash used in financing activities	(21,149)	(29,219)	(30,237)

Net Increase in Cash	3,547	6,343	707
Cash at Beginning of Period	34,213	27,870	27,163

Cash at End of Period	$37,760	$34,213	$27,870

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF PARENT INVESTMENT

(Dollars in thousands)

Balance at January 1, 2010	$878,851
Net income	18,998
Transfers to Parent, net	(28,515)

Balance at December 31, 2010	869,334

Net income	36,135
Transfers to Parent, net	(27,333)

Balance at December 31, 2011	878,136

Net income	28,508
Transfers to Parent, net	(17,075)

Balance at December 31, 2012	$889,569

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

1.	Summary of Significant Accounting Policies

Nature of business

Hess Retail Operations (the Company) is engaged in the marketing of gasoline and other refined products primarily to the motoring public and the operation of convenience stores at its retail sites, which represent all of the retail operations of Hess Corporation (the Parent or Hess). At December 31, 2012, the Company had 1,361 HESS® branded sites, including 388 sites owned by its WilcoHess LLC (WilcoHess) joint venture (Hess 44%-See Note 3, Investment in Affiliate). Approximately 93% of the sites are operated by the Company or WilcoHess. Most of the Company’s sites are in New York, New Jersey, Pennsylvania, Florida, Massachusetts, North Carolina, South Carolina, and Virginia.

In March 2013, Hess announced the approval of its Board of Directors to pursue the disposal of the Company.

Basis of presentation and principles of combination

The combined financial statements of the Company, which include the accounts of Hess’ retail operations, were prepared in connection with the planned separation of these retail operations from Hess, and have been prepared in conformity with accounting principles generally accepted in the United States (U.S. GAAP). The assets and liabilities in the Combined Balance Sheet have been reflected on a historical cost basis. The Company’s 44% interest in the WilcoHess joint venture is accounted for using the equity method.

The Company’s operations have been conducted, in part, through certain contractual arrangements which have been transacted in the name of Hess. The combined financial statements, which have been derived from the consolidated financial statements and accounting records of Hess, include the effect of these arrangements as well as expense allocations for certain support services historically performed by Hess. These allocations reflect direct and indirect allocations for management oversight, procurement, information technology, legal, employee relations, and other support services based on specific identification of employee headcount or pro-rata allocations of the cost of such support activities, where services are shared by other operating entities. These expense allocations have been determined on a basis that management believes reasonably reflects the utilization of services provided and benefits received, but may differ from the costs that would have been incurred had the Company operated as an independent entity. See also Note 12, Related Party Transactions and Parent Investment.

For each of the periods presented, these combined financial statements include all of the retail operations of Hess, which are managed as a single operation within Hess, and are prepared on a stand-alone basis. However, these financial statements do not purport to reflect what the financial position, results of operations, and cash flows would have been had the Company operated as a stand-alone entity.

In the preparation of these combined financial statements, the Company has evaluated subsequent events through January 8, 2014, the date the financial statements were available to be issued.

Estimates and assumptions

In preparing financial statements in conformity with U.S. GAAP, management makes estimates and assumptions that affect the reported amounts of assets and liabilities in the balance sheet and revenues and expenses in the statement of income. Actual results could differ from these estimates. Among the estimates made by management are asset valuations, depreciable lives, legal and environmental obligations, asset retirement obligations, and income taxes.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

Parent investment

The Parent investment in the Combined Balance Sheet represents Hess’ historical net investment in its retail operations resulting from various transactions with and allocations from Hess. Balances due to and due from Hess and accumulated earnings attributable to Hess’ retail operations have been presented as components of Parent investment. Hess uses a centralized cash management function that results in the periodic clearing of the Company’s cash to the Parent investment. Cash presented in the Combined Balance Sheet represents cash on hand at convenience stores and cash that had not yet been transferred to Hess.

Revenue recognition

The Company recognizes revenues from the sales of gasoline, other refined products, and merchandise to retail customers at the point of sale, which is when title passes to the customer. Revenues from bulk fuel sales to dealers and branded retailers are recorded when title passes, which is when the product is delivered.

Revenues from the sale of the Company’s gift cards are recognized when the cards are redeemed or when the likelihood that an outstanding aged gift card balance will be redeemed in the future is remote.

Sales of fuel are reported on a gross basis, with excise and similar taxes included in both Fuel sales and Cost of purchased refined products.

Trade receivables

Trade receivables primarily represent amounts due from credit card companies for the portion of the Company’s fuel and merchandise sales arising from customer purchases using credit cards. The Company collects its receivables from credit card companies, net of transaction fees that are expensed as Cost of purchased refined products. Trade receivables also include amounts due from dealers and branded retailers for gasoline and other refined product supplied to them by the Company.

The Company maintains an allowance for doubtful accounts for its trade receivables. The allowance is adjusted based on management’s assessment of customers’ historical collection experience, known credit risks, and industry and economic conditions. The allowance for doubtful accounts amounted to approximately $1,400 and $1,300 at December 31, 2012 and 2011, respectively, and is included in Trade accounts receivable, net on the Combined Balance Sheet.

A majority of the Company’s trade receivables were pledged as collateral under a Parent secured borrowing facility, which was terminated by Hess in the third quarter of 2013.

Vendor rebates and allowances

The Company receives payments for vendor allowances and volume rebates from various suppliers of convenience store merchandise. Vendor allowances are recorded as reductions to Cost of purchased merchandise during the period they are earned. Volume rebates on merchandise are recorded as reductions to Cost of purchased merchandise when the merchandise qualifying for the rebate is sold.

The aggregate amounts recorded as a reduction to Cost of purchased merchandise for vendor allowances and rebates for the years ended December 31, 2012, 2011, and 2010 were $91,740, $92,499, and $103,283, respectively.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

Inventories

Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first out (LIFO) method for gasoline and other refined product inventories and using weighted average costs for merchandise inventories. Merchandise inventories are net of certain vendor rebates and allowances. The Company periodically performs reviews for slow-moving inventories and records an allowance as necessary.

Property, plant and equipment

The cost of property, plant and equipment purchased or constructed, including improvements to owned or leased assets is capitalized. Expenditures for maintenance and repairs are expensed as incurred. Depreciation of plant and equipment is determined using the straight line method and estimated useful lives. The Company depreciates owned gasoline station and convenience store buildings over 25 years. The depreciable lives of owned storage tanks and equipment range from 5 to 25 years. Leasehold improvements are amortized over the shorter of the lease term or the estimated useful life of the related asset. Assets under capital leases are amortized on a straight-line basis over the useful life of the asset as if owned, since ownership will transfer at the end of each lease.

Impairment of long-lived assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances, such as recurring operating losses or negative cash flows, indicate that the carrying amounts may not be recovered. If the carrying amounts of individual retail sites are not expected to be recovered by undiscounted future operating cash flows, the assets are impaired and an impairment loss is recorded (See Note 5, Impairments). The amount of impairment is based on the estimated fair value of the assets, which is determined using discounted future net cash flows that include, among other things, expected sales volumes, gross margin, and operating expenses. Such fair value estimates are a Level 3 fair value measurement in accordance with Accounting Standards Codification (ASC) Topic 820, Fair Value Measurements and Disclosures.

Asset retirement obligations (AROs)

The Company has legal obligations to remove underground storage tanks on certain owned and leased properties. When it can be reasonably estimated, a liability is recognized for AROs equal to the fair value of the estimated cost to retire an asset in the period in which the asset is placed in service or becomes subject to a legal obligation. The Company reevaluates the adequacy of its recorded ARO liability at least annually. Actual costs incurred for asset retirement activities are recorded against the related liability. Any difference between costs incurred upon settlement of an asset retirement obligation and the recorded liability is recognized as a gain or loss in the Company’s earnings. The Company’s ARO liability at December 31, 2012 and 2011 was $9,911 and $9,687, respectively, and is recorded as a component of Other liabilities. There were no material ARO revisions, settlements or new obligations incurred for any periods presented.

Environmental expenditures

The Company recognizes costs to remediate existing environmental contamination for which it is responsible. The Company determines this liability on a site-by-site basis when remediation costs are probable and reasonably estimable. The estimated liability for environmental remediation costs is not discounted.

A portion of the Company’s environmental obligations are recoverable from various state governmental agencies through state underground storage funds that provide reimbursement for certain remedial costs associated with tank releases. Receivables from state government agencies are included in Other Assets in the Combined Balance Sheet.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

Advertising expenditures

The Company’s advertising expenditures generally are expensed as incurred except for the cost of signage and prepaid radio and television advertising placements, which are expensed over the period in which the related advertising occurs. Advertising expenses in 2012, 2011, and 2010 were $32,883, $30,958, and $28,282, respectively.

Retirement plans

The Company participates in noncontributory defined benefit pension and post-retirement medical plans sponsored by Hess. The Company’s participation in these plans is accounted for in accordance with the accounting guidance for multi-employer plans.

Share-based compensation

Certain of the Company’s employees participate in the Hess stock compensation plan. Hess awards restricted common stock, stock options, and performance share units under its plan. These awards generally vest three years from the date of grant. The combined financial statements reflect the straight-line recognition of employee share-based compensation expense over the vesting period of the awards. The Company measures and recognizes the compensation expense attributable to all share-based payments to employees based on estimated fair values. The Company estimates the fair value of employee stock options at the date of grant using a Black-Scholes valuation model, performance share units using a Monte Carlo simulation model, and restricted stock based on the market value of the underlying shares at the date of grant. Compensation costs attributable to these share-based payments are included in General and administrative expenses in the Combined Statement of Income and are not material to the Company’s results of operations. The unearned compensation expense attributable to share-based payment awards outstanding at December 31, 2012, which will be recognized over the next three years, is not material.

Income taxes

The Company is not a separate taxable entity for U.S. Federal and certain states, and its results are included in the consolidated income tax returns of its Parent in most jurisdictions. The provision for income taxes and income tax assets and liabilities were determined as if the Company were a stand-alone taxpayer for all periods presented. Federal and state income taxes currently payable are included in the Parent investment as all associated income taxes are paid by the Parent. Deferred income taxes are determined using the liability method and reflect temporary differences between the financial statement carrying amount and income tax basis of assets and liabilities recorded at the statutory income tax rate. Regular assessments are made of the likelihood of those deferred tax assets being realized. If it is more likely than not that some or all of the deferred tax assets will not be realized, a valuation allowance is recorded to reduce the deferred tax assets to the amount expected to be realized.

The Company recognizes the financial statement benefit of a tax position only when management believes that it is more likely than not, based on the technical merits, that the position will be sustained upon examination.

Fair value measurements

The Company determines fair value in accordance with ASC 820, which established a hierarchy for inputs to be used in measuring the fair value of financial assets and liabilities and certain nonfinancial assets and liabilities based on the source of the input, which generally range from quoted prices for identical instruments in a principal

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

trading market (Level 1) to measurements derived indirectly from observable inputs or from quoted prices from markets that are less liquid (Level 2) to estimates using related market data, determined from sources from little or no market activity or using discounted cash flows and other unobservable data (Level 3). Multiple inputs may be used to measure fair value, however, the level of fair value is based on the lowest significant input within the fair value hierarchy.

The Company had no financial assets or liabilities that were required to be recognized at fair value in its Combined Balance Sheets as of December 31, 2012 and December 31, 2011. However, where the Company concluded that certain of its retail sites were impaired as of December 31, 2012 and December 31, 2011 (See Note 5, Impairments), the carrying amounts were reduced to fair value.

Supplier concentration

All of the gasoline and other refined products the Company purchased for resale to customers, dealers, and branded retailers were supplied by Hess.

The Company purchases approximately 70% of its convenience store merchandise from one supplier.

2.	Inventories

Inventories at December 31 were as follows:

	2012	2011
Gasoline and other refined products	$55,708	$56,154
LIFO reserve	(37,813)	(37,542)

	17,895	18,612
Convenience store merchandise, net	95,525	102,431

Total inventories	$113,420	$121,043

At December 31, 2012 and 2011, merchandise inventory has been reduced by a reserve for slow-moving inventory of $7,256 and $7,539, respectively.

3.	Investment in Affiliate

The Company has a 44% interest in the WilcoHess joint venture, which operates gasoline stations, convenience stores, and travel plazas.

Summarized financial information for WilcoHess as of December 31 and for the years then ended was as follows:

	2012	2011
Summarized Balance Sheet
Current assets	$124,606	$124,291
Net fixed assets	444,120	421,421
Other noncurrent assets	59,291	59,629
Current liabilities	(175,703)	(183,881)
Noncurrent liabilities	(75,716)	(51,694)

Owner’s Equity	$376,598	$369,766

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

	2012	2011	2010
Summarized Income Statement
Total revenues	$4,446,325	$4,147,383	$3,278,982
Costs and expenses	(4,413,623)	(4,101,158)	(3,243,597)

Net income	$32,702	$46,225	$35,385

Company share	$14,389	$20,339	$15,569

Summarized Cash Flow Statement
Net cash provided by (used in)
Operating activities	$50,003	$79,467	$86,095
Investing activities	(55,034)	(67,782)	(50,967)
Financing activities	(1,194)	(14,049)	(30,235)

Net (decrease) increase in cash	$(6,225)	$(2,364)	$4,893

Distributions to owners were $26,372, $20,898, and $16,561 in 2012, 2011 and 2010, respectively, of which the Company’s portion was $11,604, $9,195, and $7,286, respectively.

See Note 13, Subsequent Event regarding the agreement to purchase the remaining equity interest in WilcoHess.

4.	Property, Plant and Equipment

Property, plant and equipment at December 31 was as follows:

	2012	2011
Land	$387,152	$369,612
Buildings	382,625	373,167
Equipment	430,640	419,252
Leasehold improvements	348,111	310,647
Construction-in-process	36,585	36,992
Less: Accumulated depreciation	(669,462)	(623,715)

Property, plant and equipment-net	$915,651	$885,955

Property, plant and equipment at December 31, 2012 includes capitalized lease assets of $27,230, with accumulated amortization of $381. There were no capitalized lease assets at December 31, 2011.

5.	Impairments

The Company identified and recorded asset impairments of $1,177 and $6,675 in 2012 and 2011, respectively, related to certain of its retail sites. These impairments resulted from a decline in operating results, increased market competition or other factors that impacted the overall operations of these individual retail sites. These impairments were based on the estimated fair value of the assets, determined using discounted future net cash flows that included among other things, expected sales volumes, gross margin and operating expenses, and represent a Level 3 fair value measurement. Impairments of gasoline station assets are included in Depreciation and amortization in the Combined Statement of Income.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

For sites impaired in each year, the carrying values, estimated fair values, and asset impairments were as follows:

	2012	2011
Carrying values	$1,196	$7,179
Less: Estimated fair values	19	504

Asset impairments	$1,177	$6,675

6.	Leased Assets

The Company leases approximately 180 retail sites from a trust (the “lease trust”) created in connection with certain operating lease transactions. The lease trust is comprised of eight outstanding tranches (each a “lease tranche”) with eleven to thirty-seven sites in each lease tranche. The lease tranches have early buyout options on pre-determined dates, which if exercised, change the terms of the lease such that the transfer of ownership of the site is assured at the end of the lease term. If this option is exercised for any site within a lease tranche, the modification will automatically become effective for all of the remaining sites within that lease tranche. During 2012, the Company exercised the early buyout option on certain tranches and accordingly recorded the related sites as assets and a capital lease obligation (See Note 8, Capital Lease Obligations and Other Long-Term Debt).

The Company leases certain other retail sites, gasoline station buildings, and equipment for varying periods under contractual obligations accounted for as operating leases. Operating lease rental expenses are recorded on a straight-line basis, and are included in Operating expenses in the Combined Statement of Income. Such rental expenses amounted to $54,994 in 2012, $56,315 in 2011, and $55,808 in 2010. The excess of straight-line rental expense over cash rental payments amounted to $73,800 and $72,083 at December 31, 2012 and 2011, respectively.

At December 31, 2012, future minimum rental payments applicable to non-cancelable operating leases, including sites from the lease trust, with remaining terms of one year or more are as follows:

2013	$53,262
2014	49,008
2015	58,713
2016	54,522
2017	60,881
Remaining years	526,051

Net minimum lease payments	$802,437

The future minimum payments that the Company is required to make under its capital lease arrangements are as follows: 2013-$4,335, 2014-$5,312, 2015-$4,365, 2016-$4,322, 2017-$18,406, and $15,227 thereafter.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

7.	Accrued and Other Current Liabilities

At December 31, 2012 and 2011, the Company’s accrued and other current liabilities were as follows:

	December 31,
	2012	2011
Worker’s compensation and general liability insurance payable	$11,184	$10,163
Excise and other taxes payable	9,829	10,006
Deferred gift card revenue	8,843	10,176
Income taxes payable	13,594	14,488
Environmental liability	7,100	8,300
Current portion of deferred rent expense	6,986	1,309
Accrued incentive compensation	6,737	6,566
Other current liabilities	11,148	13,194

Total	$75,421	$74,202

8.	Capital Lease Obligations and Other Long-Term Debt

At December 31, 2012 and 2011, the Company’s long-term debt, which includes its capital lease obligations, was as follows:

	2012	2011
Capital lease obligations	$28,616	$—
Other debt	57,746	62,120

Total debt	86,362	62,120
Less: Current maturities	5,840	3,773

Long-term debt	$80,522	$58,347

The Company’s Other debt consists of a financing arrangement totaling $56,012 and $60,224 at December 31, 2012 and 2011, respectively, related to the purchase of retail sites which bears interest at 5.1% and matures in 2023 and a mortgage totaling $1,734 and $1,896 at December 31, 2012 and 2011, respectively, on two retail sites which bears interest at 10.0% and matures in 2019.

During 2012, the Company modified the terms of existing operating lease agreements related to certain retail sites, which resulted in the recognition of capital lease obligations of $27,230 since the lease modification assured the transfer of ownership of these sites to the Company at the end of their respective lease terms. At the time of the lease modification, the present value of the remaining minimum lease payments, which extend through 2021, exceeded the fair value of the assets subject to the lease. The amount by which the present value of the remaining minimum lease payments exceeds the fair value of the asset will be recognized in interest expense over the remaining lease term. See Note 6, Leased Assets for additional information about this arrangement. The estimated fair value (measured with Level 2 inputs) of total debt at December 31, 2012 is approximately $110,000.

The maturity of capital lease obligations and other long-term debt over the next five years is as follows: 2013-$6,442, 2014-$4,268, 2015-$5,636, 2016-$5,967, and 2017-$19,601.

The total amount of interest paid was $6,641, $4,206, and $4,350 in 2012, 2011 and 2010, respectively.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

9.	Retirement Plans

Employees of the Company participate in retirement plans administered and sponsored by Hess. These plans include a defined benefit pension plan covering a majority of the employees of the Company and an unfunded supplemental pension plan covering certain employees. Benefits under these plans are based primarily on years of service and the employee’s compensation. The supplemental plan provides incremental payments that would have been payable from the principal pension plan, were it not for limitations imposed by income tax regulations. Additionally, Hess maintains an unfunded post-retirement medical plan that provides health benefits to certain qualified retirees from ages 55 through 65.

The defined benefit costs related to Company employees that participate in these plans, which are included in General and administrative expenses in the Combined Statement of Income, were as follows:

	2012	2011	2010
Employees’ pension plan	$12,036	$7,483	$8,802
Supplemental pension plan	471	441	461
Post-retirement medical plan	3,215	3,215	2,473

Total	$15,722	$11,139	$11,736

Employees of the Company also participate in a defined contribution plan sponsored by Hess. Employees may contribute a portion of their compensation to the plan and Hess matches a portion of the employee contributions. Expenses for employer contributions to this plan, which are included in General and administrative expenses in the Combined Statement of Income, were $5,023, $3,445, and $3,204 in 2012, 2011, and 2010, respectively.

10.	Income Taxes

The provision for income taxes consisted of the following:

	2012	2011	2010
United States Federal
Current	$6,980	$16,818	$809
Deferred	9,365	3,879	6,918

State
Current	1,629	3,492	66
Deferred	2,129	1,423	1,559

Total provision for income taxes	$20,103	$25,612	$9,352

The Company’s income before income taxes is entirely from domestic sources and amounted to $48,611 in 2012, $61,747 in 2011, and $28,350 in 2010. The Company does not have current income taxes payable since all associated income taxes are paid by the Parent. The Company’s current income tax obligations are included in the Parent investment.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

The components of deferred income tax assets (liabilities) were as follows:

	2012	2011
Deferred tax liabilities
Property, plant and equipment	$(163,892)	$(152,135)
Investment in affiliate	(41,853)	(41,370)

Total deferred tax liabilities	$(205,745)	$(193,505)

	2012	2011
Deferred tax assets
Net operating loss carryforwards	$2,668	$2,643
Receivables	431	431
Accrued and other current liabilities	21,509	10,734
Equity compensation	2,739	2,207
Inventories	7,992	8,333
Environmental reserves	3,943	3,479
Leases	26,642	28,221
Legal reserves	1,139	5,423
Workers compensation	4,949	9,023
Other	4,067	4,839

Total deferred tax assets	76,079	75,333
Valuation allowance	(3,414)	(3,416)

Total deferred tax assets, net	72,665	71,917

Net deferred tax liabilities	$(133,080)	$(121,588)

The deferred tax assets and liabilities in the preceding table are reflected in the Combined Balance Sheet at December 31 as follows:

	2012	2011
Deferred income taxes (current assets)	$19,285	$18,766
Deferred income taxes (long-term liability)	(152,365)	(140,354)

Net deferred tax liabilities	$(133,080)	$(121,588)

At December 31, 2012, the Corporation has not recognized a net deferred tax asset related to state net operating losses after application of valuation allowances. The losses will begin to expire in 2013.

The difference between the Company’s effective income tax rate and the United States statutory rate is reconciled below:

	2012	2011	2010
United States statutory rate	35.0%	35.0%	35.0%
State income taxes (net of Federal effect)	5.0	5.2	3.7
Tax contingencies	1.3	1.3	(5.7)

Total	41.3%	41.5%	33.0%

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

At December 31, 2012, 2011, and 2010, there are $10,539, $12,019, and $8,477 of unrecognized tax benefits, of which $3,323, $2,658 and $1,994, respectively, would impact the effective tax rate. Over the next 12 months, it is reasonably possible that the total amount of unrecognized tax benefits could decrease by $9,846 to $10,539 due to settlements with taxing authorities. The Company has accrued interest related to unrecognized tax benefits of $2,455 as of December 31, 2012, $1,869 as of December 31, 2011, and $1,016 as of December 31, 2010. The Company recognizes interest and penalties accrued related to unrecognized tax benefits as a component of income tax expense.

The Company’s results are included in income tax returns filed by Hess in the United States and in various state tax jurisdictions. The Company is no longer subject to examinations by income tax authorities for years prior to 2009.

Below is a reconciliation of the beginning and ending amounts of unrecognized tax benefits:

	2012	2011	2010
Balance at January 1,	$12,019	$8,477	$8,995
Additions based on tax positions taken in the current year	887	5,610	4,335
Reductions based on positions taken in the prior year	(2,367)	(2,068)	(4,853)

Balance at December 31,	$10,539	$12,019	$8,477

Income taxes paid in 2012, 2011, and 2010 amount to $9,473, $15,710, and $1,908 respectively.

11.	Contingencies and Other Liabilities

The Company is subject to loss contingencies with respect to various litigation, claims and other proceedings, including environmental matters. A liability is recognized in the combined financial statements when it is probable a loss has been incurred and the amount can be reasonably estimated. If the risk of loss is probable, but the amount cannot be reasonably estimated or the risk of loss is only reasonably possible, a liability is not accrued.

Litigation Matters

The Company is a party to various claims and legal proceedings arising in the ordinary course of business. The Company cannot predict with certainty if, how or when such proceedings will be resolved or what the eventual relief, if any, may be, particularly for proceedings that are in their early stages of development or where plaintiffs seek indeterminate damages. Numerous issues may need to be resolved, including through potentially lengthy discovery and determination of important factual matters before a loss or range of loss can be reasonably estimated for any proceeding. Subject to the foregoing, in management’s opinion, based upon currently known facts and circumstances, the outcome of such proceedings is not expected to have a material adverse effect on the financial condition, results of operations, or cash flows of the Company.

Environmental Matters

The Company is subject to extensive federal, state, and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of materials into the air, water and soil, waste management, pollution prevention measures, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, greenhouse gas emissions and characteristics, composition, storage and sale of motor fuel, and the health and safety of the Company’s employees.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

Hess is named in cases alleging liability related to methyl-tertiary butyl ether (MTBE) contamination in groundwater. The plaintiffs are generally water providers, governmental authorities, private water companies and others who allege that refiners, marketers or retailers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. Hess will retain the liabilities associated with the above referenced MTBE litigation and any related remediation costs or damages. The Company will be required to defend itself from, and if necessary, settle all claims or litigation associated with, MTBE claims and any related remediation costs or damages that become known and asserted against it after the date of the separation. The Company does not believe it has undertaken any activities resulting in MTBE liability. Nonetheless, plaintiffs may attempt to assert claims against us.

The Company is currently investigating and remediating contamination at several properties as a result of historic releases of motor fuel or other sources of contamination. At December 31, 2012 and 2011, the Company had accrued environmental liabilities of $26,500 and $27,800, respectively, for such matters. The long-term portion of these liabilities was $19,400 and $19,500, respectively, which are included in Other liabilities in the Combined Balance Sheet. Additions to the liability amounted to $6,900 in 2012 and $3,200 in 2011 and payments for remediation costs were $8,200 and $8,700 in 2012 and 2011, respectively.

In certain instances, the Company can obtain reimbursement from state underground storage tank funds for certain remediation costs associated with tank releases. Receivables from state government agencies related to a portion of the Company’s environmental obligations amounted to approximately $9,500 and $10,800 as of December 31, 2012 and 2011, respectively, and are included in Other assets in the Combined Balance Sheet.

Self-Insurance Liabilities

Hess Corporation maintains insurance coverage that includes coverage for physical damage to its property, third party liability, workers’ compensation and employers’ liability, general liability, sudden and accidental pollution, and other coverage. The Company is insured under Hess’ insurance policies for occurrences prior to the separation from Hess. This insurance coverage is subject to deductibles, exclusions and limitations and there is no assurance that such coverage will adequately protect the Company against liability from all potential consequences and damages. As a result, the Company is effectively self-insured and exposed to a certain level of losses relating to occurrences prior to the separation from Hess. Hess believes that the level of insurance coverage that it maintains is customary and consistent with industry standards for companies of similar size and the specifications and insured limits under its policies that are applicable to the Company are at a level consistent with Hess as a whole.

As of December 31, 2012, there are outstanding claims that are of a routine nature. The Company has accrued approximately $24,000 for estimated incurred but unpaid liabilities relating to these claims, and other open claims under previous policies that have not been resolved as of December 31, 2012. While the ultimate outcome of these claims cannot presently be determined, the Company believes that its accrued liability will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company’s financial position, results of operations, or cash flows. Upon completion of the separation, the Company expects to obtain comprehensive insurance coverage, but may incur losses that are not fully covered by insurance or reserves, in whole or in part, and such losses could adversely affect the Company’s financial position, results of operations, or cash flows.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS

(Dollars in thousands)

12.	Related Party Transactions and Parent Investment

Related Party Transactions

The Company’s combined financial statements have been prepared on a stand-alone basis and are derived from the accounting records of Hess. These financial statements include related party transactions with Hess and affiliates of Hess, including purchases of its refined products and electricity. The prices for these purchases are determined using an internal pricing formula, which includes certain market related inputs but which may not represent pricing that the Company would receive in arm’s length transactions with third parties.

Allocation of Corporate Expenses

The combined financial statements include expense allocations for certain support functions provided by Hess. These expenses include finance, treasury, human resources, employee benefits, facilities, insurance, legal, information technology, and risk management. These allocations were made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other relevant measures. Management believes that these allocations reasonably reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented.

See the table below for a summary of related party transactions.

Parent Investment

The combined financial statements include transactions with Hess as if all related party transactions were cash settled and reflected in the Parent Investment. Hess uses a centralized cash management function that provides funds to operating entities as necessary and periodically clears cash from these operations.

Net transfers (to) from Parent are included within Parent Investment on the Combined Statement of Parent Investment. The components of the net transfers (to) from Parent were as follows at December 31:

	2012	2011	2010
Purchases of refined products, natural gas and electricity	$7,528,313	$7,400,061	$5,987,095
Cash clearing and other financing activities	(7,590,194)	(7,480,601)	(6,050,962)
Corporate allocations	35,333	37,497	33,444
Income taxes	9,473	15,710	1,908

Transfers (to) from parent, net	$(17,075)	$(27,333)	$(28,515)

13.	Subsequent Event

On December 24, 2013, Hess Corporation entered into a purchase agreement to purchase the 56% equity interest in WilcoHess that it did not already own for cash consideration of $290,000 and the settlement of liabilities. The consummation of this transaction is subject to customary closing conditions and is expected to close in the first quarter of 2014.

HESS RETAIL OPERATIONS

COMBINED BALANCE SHEET (UNAUDITED)

(Dollars in thousands)

	September 30,	December 31,
	2013	2012
ASSETS
Current Assets
Cash	$34,706	$37,760
Receivables
Trade, net	70,471	64,358
Vendor rebates	13,055	22,697
Inventories	124,437	113,420
Deferred income taxes	18,926	19,285
Other current assets	7,621	13,320

Total current assets	269,216	270,840

Investment in Affiliate	181,027	169,788
Property, Plant and Equipment—net	976,331	915,651
Other Assets	17,472	18,095

Total Assets	1,444,046	$1,374,374

LIABILITIES AND PARENT INVESTMENT
Current Liabilities
Accounts payable	$53,888	$51,875
Accrued and other current liabilities	62,647	75,421
Current portion of capital lease obligations and other long-term debt	18,078	5,840

Total current liabilities	134,613	133,136

Capital Lease Obligations and Other Long-Term Debt	100,117	80,522
Deferred Income Taxes	160,467	152,365
Deferred Rent Expense	52,237	66,814
Other Liabilities	53,680	51,968

Total liabilities	501,114	484,805

Parent Investment	942,932	889,569

Total Liabilities and Parent Investment	$1,444,046	$1,374,374

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF INCOME (UNAUDITED)

(Dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Revenues and Other Income
Fuel sales (*)	$5,684,562	$5,878,062
Merchandise sales	815,798	860,144
Other	20,457	19,646
Income from equity investment in affiliate	14,123	10,777

Total revenues and other income	6,534,940	6,768,629

Costs and Expenses
Cost of purchased refined products (*)	5,463,617	5,685,076
Cost of purchased merchandise	614,736	656,230
Operating expenses	308,976	311,604
General and administrative	76,667	74,375
Depreciation and amortization	42,146	39,601
Interest expense and other	27,852	4,633

Total costs and expenses	6,533,994	6,771,519

Income (Loss) Before Income Taxes	946	(2,890)
Provision (benefit) for income taxes	(3,824)	(829)

Net Income (Loss)	$4,770	$(2,061)

(*)Includes excise and similar taxes of	$824,694	$829,324

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF CASH FLOWS (UNAUDITED)

(Dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Cash Flows from Operating Activities
Net income (loss)	$4,770	$(2,061)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	42,146	39,601
Losses (gains) on sales of assets	3,380	(727)
Deferred income taxes	8,461	7,479
Undistributed earnings of investment in affiliate	(11,239)	827
Changes in operating assets and liabilities:
Decrease (increase) in receivables	3,529	(38,284)
(Increase) decrease in inventories	(11,017)	(25,307)
Decrease (increase) in other assets	5,969	353
Increase (decrease) in accounts payable	2,013	(4,032)
(Decrease) increase in accrued and other current liabilities	(12,774)	(5,991)
Increase (decrease) in other liabilities	(6.618)	(10,567)

Net cash provided by (used in) operating activities	28,620	(38,709)

Cash Flows from Investing Activities
Capital expenditures	(35,032)	(48,557)
Proceeds from asset sales	1,008	3,177

Net cash (used in) provided by investing activities	(34,024)	(45,380)

Cash Flows from Financing Activities
Repayments of capital lease obligations and other long-term debt	(46,243)	(3,724)
Transfers from Parent, net	48,593	93,959

Net cash (used in) provided by financing activities	2,350	90,235

Net (Decrease) Increase in Cash	(3,054)	6,146
Cash at Beginning of Period	37,760	34,213

Cash at End of Period	$34,706	$40,359

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

COMBINED STATEMENT OF PARENT INVESTMENT (UNAUDITED)

(Dollars in thousands)

Balance at January 1, 2011	$878,136
Net income	28,508
Transfers to Parent, net	(17,075)

Balance at December 31, 2012	889,569

Net income	4,770
Transfers from Parent, net	48,593

Balance at September 30, 2013	$942,932

See accompanying notes to combined financial statements.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

1.	Basis of Presentation

The financial statements included in this report reflect all normal and recurring adjustments which, in the opinion of management, are necessary for a fair presentation of Hess Retail Operations’ (the Company) Combined Balance Sheet at September 30, 2013 and December 31, 2012 and the Combined Statement of Income and the Combined Statement of Cash Flows for the nine month periods ended September 30, 2013 and 2012. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.

These financial statements were prepared in accordance with the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain notes or other financial information that are normally required by U.S. generally accepted accounting principles (GAAP) have been condensed or omitted from these interim financial statements. These statements, therefore, should be read in conjunction with the accompanying combined financial statements and related notes included in the Company’s Form 10 for the year ended December 31, 2012. Certain information in the financial statements and notes has been reclassified to conform to the current period presentation.

In March 2013, Hess announced the approval of its Board of Directors to pursue the disposal of the Company. The combined financial statements of the Company were prepared in connection with the planned separation of these retail operations from Hess.

The Company’s operations have been conducted, in part, through certain contractual arrangements which have been transacted in the name of Hess. The combined financial statements, which have been derived from the consolidated financial statements and accounting records of Hess, include the effect of these arrangements as well as expense allocations for certain support services historically performed by Hess. These allocations reflect direct and indirect allocations for management oversight, procurement, information technology, legal, employee relations, and other support services based on specific identification of employee headcount or pro-rata allocations of the cost of such support activities, where services are shared by other operating entities. These expense allocations have been determined on a basis that management believes reasonably reflects the utilization of services provided and benefits received, but may differ from the costs that would have been incurred had the Company operated as an independent entity. See also Note 6, Related Party Transactions and Parent Investment.

For each of the periods presented, these combined financial statements include all of the retail operations of Hess, which are managed as a single operation within Hess, and are prepared on a stand-alone basis. However, these financial statements do not purport to reflect what the financial position, results of operations, and cash flows would have been had the Company operated as a stand-alone entity.

In the preparation of these combined financial statements, the Company has evaluated subsequent events through January 8, 2014, the date the financial statements were available to be issued.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

2.	Inventories

Inventories were as follows:

	September 30, 2013	December 31, 2012
Gasoline and other refined products	$53,095	$55,708
LIFO reserve	(36,615)	(37,813)

	16,480	17,895
Convenience store merchandise, net	107,957	95,525

Total inventories	$124,437	$113,420

At September 30, 2013 and December 31, 2012, merchandise inventory has been reduced by a reserve for slow-moving inventory of $7,073 and $7,256, respectively.

3.	Investment in Affiliate

The Company has a 44% interest in the WilcoHess joint venture, which operates gasoline stations, convenience stores, and travel plazas. Summarized financial information for WilcoHess is as follows:

	September 30, 2013	December 31, 2012
Summarized Balance Sheet
Current assets	$123,728	$124,606
Net fixed assets	459,337	444,120
Other noncurrent assets	58,949	59,291
Current liabilities	(213,231)	(175,703)
Noncurrent liabilities	(26,443)	(75,716)

Owner’s Equity	$402,340	$376,598

	Nine Months Ended September 30,
	2013	2012
Summarized Income Statement
Total revenues	$3,284,399	$3,359,954
Costs and expenses	(3,252,301)	(3,335,462)

Net Income	$32,098	$24,492

Company share	$14,123	$10,777

	Nine Months Ended September 30,
	2013	2012
Summarized Cash Flow Statement
Net cash provided by (used in)
Operating activities	$66,200	$61,440
Investing activities	(39,589)	(38,224)
Financing activities	(23,395)	(27,992)

Total	$3,216	$(4,776)

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

Distributions to owners were $6,558 in the first nine months of 2013 and $26,372 in the first nine months of 2012, of which the Hess portion was $2,884 and $11,604, respectively.

See Note 7, Subsequent Event regarding the agreement to purchase the remaining equity interest in WilcoHess.

4.	Capital Lease Obligations and Other Long-Term Debt

During the second quarter of 2013, the Company modified the terms of certain existing operating lease agreements related to 50 retail sites, which resulted in the recognition of approximately $71,000 of capital lease obligations since the lease modification assured the transfer of ownership of these sites to the Company at the end of their respective lease terms. At the time of the lease modification, the present value of the remaining minimum lease payments exceeded the fair value of the assets subject to the lease. The amount by which the present value of the remaining minimum lease payment exceeds the fair value of the assets will be recognized in interest expense for the lease term. Approximately $35,000 of these capital lease obligations for 22 sites were repaid and title transferred in July 2013 and the remaining payments will extend through 2019.

The estimated fair value (using a Level 2 measurement derived indirectly from observable inputs) of the Company’s total debt at September 30, 2013 is approximately $140,000.

5.	Contingencies and Other Liabilities

The Company is subject to loss contingencies with respect to various litigation, claims and other proceedings, including environmental matters. A liability is recognized in the combined financial statements when it is probable a loss has been incurred and the amount can be reasonably estimated. If the risk of loss is probable, but the amount cannot be reasonably estimated or the risk of loss is only reasonably possible, a liability is not accrued.

Environmental Matters

The Company is subject to extensive federal, state, and local environmental laws and regulations, including those relating to underground storage tanks, the release or discharge of materials into the air, water and soil, waste management, pollution prevention measures, the generation, storage, handling, use, transportation and disposal of hazardous materials, the exposure of persons to hazardous materials, greenhouse gas emissions and characteristics, composition, storage and sale of motor fuel, and the health and safety of the Company’s employees.

Hess is named in cases alleging liability related to methyl-tertiary butyl ether (MTBE) contamination in groundwater. The plaintiffs are generally water providers, governmental authorities, private water companies and others who allege that refiners, marketers or retailers of MTBE and gasoline containing MTBE are liable for manufacturing or distributing a defective product. Hess will retain the liabilities associated with the above referenced MTBE litigation and any related remediation costs or damages. The Company will be required to defend itself from, and if necessary, settle all claims or litigation associated with, MTBE claims and any related remediation costs or damages that become known and asserted against it after the date of the separation. The Company does not believe it has undertaken any activities resulting in MTBE liability. Nonetheless, plaintiffs may attempt to assert claims against us.

The Company is currently investigating and remediating contamination at several properties as a result of historic releases of motor fuel or other sources of contamination. At September 30, 2013 and December 31, 2012, the

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

Company had accrued environmental liabilities of $25,850 and $26,500, respectively. The long-term portion of these liabilities was $18,750 and $19,400, respectively, which are included in Other liabilities in the Combined Balance Sheet. Additions to the liability during the nine months ended September 30, 2013 amounted to $5,100 and payments for remediation costs were $5,750.

In certain instances, the Company can obtain reimbursement from state underground storage tank funds for certain remediation costs associated with tank releases. Receivables from state government agencies related to a portion of the Company’s environmental obligations amounted to approximately $9,800 and $9,500 as of September 30, 2013 and December 31, 2012, respectively, and are included in Other assets in the Combined Balance Sheet.

Self-Insurance Liabilities

Hess Corporation maintains insurance coverage that includes coverage for physical damage to its property, third party liability, workers’ compensation and employers’ liability, general liability, sudden and accidental pollution, and other coverage. The Company is insured under Hess’ insurance policies for occurrences prior to the separation from Hess. This insurance coverage is subject to deductibles, exclusions and limitations and there is no assurance that such coverage will adequately protect the Company against liability from all potential consequences and damages. As a result, the Company is effectively self-insured and exposed to a certain level of losses relating to occurrences prior to the separation from Hess. Hess believes that the level of insurance coverage that it maintains is customary and consistent with industry standards for companies of similar size and the specifications and insured limits under its policies that are applicable to the Company are at a level consistent with Hess as a whole.

As of September 30, 2013, there are outstanding claims that are of a routine nature. The Company has accrued approximately $25,000 for estimated incurred but unpaid liabilities relating to these claims, and other open claims under previous policies that have not been resolved as of September 30, 2013. While the ultimate outcome of these claims cannot presently be determined, the Company believes that its accrued liability will be sufficient to cover the related liability and that the ultimate disposition of these claims will have no material effect on the Company’s financial position, results of operations, or cash flows. Upon completion of the separation, the Company expects to obtain comprehensive insurance coverage, but may incur losses that are not fully covered by insurance or reserves, in whole or in part, and such losses could adversely affect the Company’s financial position, results of operations, or cash flows.

6.	Related Party Transactions and Parent Investment

Related Party Transactions

The Company’s combined financial statements have been prepared on a stand-alone basis and are derived from the accounting records of Hess. These financial statements include related party transactions with Hess and affiliates of Hess, including purchases of its refined products and electricity. The prices for these purchases are determined using an internal pricing formula, which includes certain market related inputs but which may not represent pricing that the Company would receive in arm’s length transactions with third parties.

During 2013, the Company and Hess agreed to adjustments related to its internal transfer pricing policy for the purchase price of petroleum fuel, to include a market benefit related to Renewal Identification Numbers (RINS). These adjustments resulted in a benefit to the Company of $24,600, that the Company believes reflected third-party spot rack purchase prices.

HESS RETAIL OPERATIONS

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

Allocation of Corporate Expenses

The combined financial statements include expense allocations for certain support functions provided by Hess. These expenses include finance, treasury, human resources, employee benefits, facilities, insurance, legal, information technology, and risk management. These allocations were made on the basis of direct usage when identifiable, with the remainder allocated on the basis of headcount or other relevant measures. Management believes that these allocations reasonably reflect the utilization of services provided and benefits received, but may differ from the cost that would have been incurred had the Company operated as a stand-alone company for the periods presented.

See the table below for a summary of related party transactions.

Parent Investment

The combined financial statements include transactions with Hess as if all related party transactions were cash settled and reflected in the Parent investment. Hess uses a centralized cash management function that provides funds to operating entities as necessary and periodically clears cash from these operations. Net transfers from (to) Parent are included within Parent investment on the Combined Statement of Parent Investment. The components of the net transfers from (to) Parent at September 30, 2013 and December 31, 2012 were as follows:

	2013	2012
Purchases of refined products, natural gas and electricity	$5,468,067	$7,528,313
Cash clearing and other financing activities	(5,457,070)	(7,590,194)
Corporate allocations	44,109	35,333
Income taxes	(6,513)	9,473

Transfers from (to) parent, net	$48,593	$(17,075)

7.	Subsequent Event

On December 24, 2013, Hess Corporation entered into a purchase agreement to purchase the 56% equity interest in WilcoHess that it did not already own for cash consideration of $290,000 and the settlement of liabilities. The consummation of this transaction is subject to customary closing conditions and is expected to close in the first quarter of 2014.

Report of Independent Auditors

The Members

WilcoHess LLC

Report on the Financial Statements

We have audited the accompanying consolidated financial statements of WilcoHess LLC, which comprise the consolidated balance sheets as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, changes in members’ equity, and cash flows for the years then ended, and the related notes to the consolidated financial statements.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WilcoHess LLC at December 31, 2012 and 2011, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Greensboro, NC

April 30, 2013

WilcoHess LLC

Consolidated Balance Sheets

(In Thousands)

	December 31,
	2012	2011
Assets
Current assets:
Cash and cash equivalents	$9,681	$15,906
Accounts receivable, less allowance for doubtful Accounts of $422 and $50, respectively	56,301	51,318

Inventories	54,759	53,536
Due from related parties	759	173
Other current assets	3,106	3,358

Total current assets	124,606	124,291

Property and equipment, net	444,120	421,421
Goodwill and other intangible assets	59,291	59,629

Total assets	$628,017	$605,341

Liabilities and members’ equity
Current liabilities:
Accounts payable:
Trade payables	$30,026	$29,707
Other	346	1,205
Accrued salaries and wages	2,638	2,522
Due to related parties	118,590	128,133
Accrued expenses	17,025	15,137
Current portion of deferred revenue	838	966
Current portion of long-term debt	6,240	6,211

Total current liabilities	175,703	183,881

Long-term debt, less current portion	68,851	43,702
Deferred revenue	868	803
Deferred compensation	4,447	4,322
Other liabilities	1,550	2,867

Total liabilities	251,419	235,575

Members’ equity:
Member equity—Hess Corporation	169,788	167,003
Member equity—A.T. Williams Oil Company	165,819	163,034
Member equity—Trade Oil Company	41,193	40,433
Accumulated other comprehensive loss	(202)	(704)

Total members’ equity	376,598	369,766

Total liabilities and members’ equity	$628,017	$605,341

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Comprehensive Income

(In Thousands)

	Year Ended December 31,
	2012	2011
Sales	$4,446,325	$4,147,383
Operating costs and expenses:
Cost of sales	4,151,257	3,851,965
Selling, general and administrative	269,427	255,692

Operating income	25,641	39,726
Gain on sale of property and equipment	302	450
Interest expense	(896)	(1,053)
Interest income	60	61
Rental income	2,260	2,219
Other income, net	5,335	4,822

Net income	32,702	46,225
Other comprehensive income:
Change in unrealized loss on cash flow hedge	502	484

Comprehensive income	$33,204	$46,709

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Changes in Members’ Equity

(In Thousands)

	Hess Corporation	A.T. Williams Oil Company	Trade Oil Company	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2010	$155,859	$151,890	$37,394	$(1,188)	$343,955
Distributions	(9,195)	(9,195)	(2,508)	—	(20,898)
Comprehensive income	20,339	20,339	5,547	484	46,709

Balance at December 31, 2011	167,003	163,034	40,433	(704)	369,766

Distributions	(11,604)	(11,604)	(3,164)	—	(26,372)
Comprehensive income	14,389	14,389	3,924	502	33,204

Balance at December 31, 2012	$169,788	$165,819	$41,193	$(202)	$376,598

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Cash Flows

(In Thousands)

	Year Ended December 31,
	2012	2011
Operating Activities
Net Income	$32,702	$46,225
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	33,038	31,487
Gain on sale of property and equipment	(302)	(450)
Changes in operating assets and liabilities:
Accounts receivable	(4,983)	(16,862)
Inventory	(1,223)	(2,877)
Other assets	19	(2,115)
Due from related parties	(586)	686
Due to related parties	(9,543)	19,851
Accounts payable and accrued expenses	926	3,146
Deferred revenue	107	162
Deferred compensation	155	414
Other liabilities	(307)	(200)

Net cash provided by operating activities	50,003	79,467

Investing Activities
Proceeds from the sale of property and equipment	912	638
Purchases of property and equipment	(55,946)	(68,420)

Net cash used in investing activities	(55,034)	(67,782)

Financing Activities
Distributions to members	(26,372)	(20,898)
Net borrowings on line of credit	31,389	13,033
Payments on long-term debt	(6,211)	(6,184)

Net cash used in financing activities	(1,194)	(14,049)

Net decrease in cash and cash equivalents	(6,225)	(2,364)
Cash and cash equivalents at beginning of period	15,906	18,270

Cash and cash equivalents at end of period	$9,681	$15,906

See accompanying notes.

WilcoHess LLC

Notes to Consolidated Financial Statements

(In Thousands, Unless Otherwise Specified)

Years ended December 31, 2012 and 2011

1. Organization

On April 1, 2001, WilcoHess LLC (the Company) and its subsidiaries, Wilco Food Services LLC and Wilco Transportation LLC, were formed through a joint venture between A.T. Williams Oil Company and Hess Corporation, whereby Hess Corporation contributed cash of $86,300 and A.T. Williams Oil Company contributed substantially all of its operating assets and liabilities valued at $81,550 to the Company. The assets and liabilities contributed by A.T. Williams Oil Company were recorded at their estimated fair market values, with the excess of agreed-upon capital over net assets contributed recorded as goodwill.

On June 22, 2005, the Company acquired certain assets of Trade Oil Company (Trade), owner of 102 convenience stores located throughout eastern North Carolina. As partial consideration for the purchase, the Company issued a 12% non-voting ownership interest in the Company to Trade, valued at $21,600, which decreased the ownership interests of A.T. Williams Oil Company and Hess Corporation to 44% each.

The Company is primarily engaged in the retail sale of petroleum products (gasoline, diesel, kerosene and fuel oil). The Company operates convenience stores and truck stops in North Carolina, Virginia, South Carolina, Georgia, Alabama, Pennsylvania, Florida, and Tennessee. The Company shall dissolve upon the first to occur of any of the following: the sale or disposition of all or substantially all of the property, unanimous election to that effect by all members or at any time there are no members.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Wilco Food Services LLC’s fiscal year ends on the Sunday in December closest to the end of the calendar year. The Company’s consolidated financial statements for 2012 and 2011, include the accounts and operating results for this subsidiary as of and for the fiscal years ended December 30, 2012 and December 25, 2011, respectively. Intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions which affect the amounts reported in the consolidated financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments and long-term debt. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of the asset or liability. At December 31, 2012 and 2011, the carrying amounts of the Company’s long-term debt approximated its fair value.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

The Company measures fair value using the guidance in ASC 820, Fair Value Measurements and Disclosures, which specifies a hierarchy of valuation techniques based upon whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and value drivers are observable in active markets

Level 3—Valuations derived from techniques in which significant inputs or value drivers are unobservable

The hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company measured the fair value of its interest rate swap, the only derivative instrument outstanding as of December 31, 2012 and 2011, using pricing models that rely on market observable inputs such as yield curves, which are level 2 inputs.

Interest Rate Swap

In June 2008, the Company entered into an interest rate swap agreement to convert a portion of the variable payments due under the $60 million term loan to fixed amounts, hedging against the impact of interest rate changes on future interest expense (forecasted cash flows). Under the terms of the swap, the Company pays a fixed rate of interest to the counterparty (a financial institution) of 4.74% and in return receives payments at LIBOR plus 0.75%. Monthly payments began June 30, 2008, and continue until the swap terminates May 31, 2013. The swap qualified for hedge accounting, and was designated as a cash flow hedge. There was no hedge ineffectiveness for the years ended December 31, 2012 and 2011. The notional amount of the swap at December 31, 2012, was $13,125. The swap is recorded at fair value, and adjustments are recognized in other comprehensive income (OCI) on the accompanying consolidated statements of comprehensive income.

As of December 31, 2012 and 2011, the fair value of the swap represented unrealized losses of $202 and $704, respectively. The fair value of the swap as of December 31, 2012 and 2011, was recorded in accrued expenses and other liabilities, respectively, and unrealized losses are recorded in accumulated other comprehensive loss on the accompanying consolidated balance sheets. The net unrealized loss recorded in accumulated other comprehensive loss as of December 31, 2012 will be recognized as interest expense over the remaining term of the swap agreement, which expires at the end of May 2013. The actual amount of interest expense recognized will vary, as the expense is correlated with the movement of the underlying interest rates.

Forward Contracts

The Company has fuel purchase forward contracts entered into on the Company’s behalf by Hess Corporation to mitigate its exposure to fluctuations in fuel prices. The Company accounts for such contracts under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Derivatives and Hedging (ASC 815), which requires all derivatives to be recorded on the balance sheet at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or are recorded in OCI until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company does not enter into derivative financial instruments for

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

trading purposes nor is it a party to any leveraged financial sheets. The forward contracts are recorded at fair value in the Company’s consolidated balance sheet based on the valuation provided by Hess Corporation, and all changes in fair value are recognized in cost of sales.

There were no open fuel purchase forward contracts with Hess Corporation at December 31, 2012 or 2011. For the years ended December 31, 2012 and 2011, the Company recognized $667 and $1,015, respectively, in net gains on forward contracts as a reduction to cost of sales.

Revenue Recognition

Revenue is recognized from sale of petroleum products and other merchandise at point of sale. Sales of petroleum products are reported on a gross basis, with excise and similar taxes included in both revenues and cost of sales. Sales of all other products are reported net of excise and similar taxes. Sales-based taxes included in revenues and cost of sales for the years ended December 31, 2012 and 2011, were $548,968 and $510,081, respectively. Cost of sales includes cost of products purchased, charges or credits associated with inventory reserves, shipping and handling, and all cost required to be included in cost of sales.

Credit Risk

The Company’s principal financial instrument subject to potential concentration of credit risk is accounts receivable, which is unsecured. No customer accounted for more than 10% of sales during the years ended December 31, 2012 and 2011. The Company performs periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management’s expectations. The Company maintains cash and cash equivalents with several major financial institutions and at times such amounts may exceed the FDIC insured limits. The Company’s cash and cash equivalents balances did not exceed FDIC insured limits at December 31, 2012.

Allowances and Credits from Vendors

The Company receives various types of allowances and credits from vendors of convenience store merchandise in the form of volume rebates, rebates that constituted a percentage of convenience store merchandise sales and distributor allowances. These rebates and allowances are recognized as a reduction of cost of sales when earned.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers related to debit and credit card purchases and amounts due from vendors for rebates and allowances. The Company provides an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable for non credit card receivables. The determination of the allowance includes certain judgments and estimates, including the customers’ willingness or ability to pay and the ongoing relationship with the customer. These amounts are continuously monitored as additional information is obtained.

Inventories

Inventories, consisting of gasoline, oil, merchandise inventory and miscellaneous items, are valued at the lower of cost or market. Costs for cigarettes, gasoline, fuel oil and kerosene are determined by the last-in, first-out (LIFO) method. This method results in a better matching of the Company’s costs and sales for those inventories. Costs for merchandise inventory and miscellaneous items are determined by the first-in, first-out (FIFO) method, as estimated under the retail inventory method.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are determined by the straight-line method over the estimated useful lives ranging from 3 to 25 years. Expenditures for maintenance and repairs are charged to expense as incurred. The Company incurred repairs and maintenance expense of $9,623 and $9,512 during the years ended December 31, 2012 and 2011, respectively.

The Company periodically reviews the carrying value and estimated useful life of its long-lived assets to determine whether current events and circumstances warrant adjustments. This valuation is performed using the expected future undiscounted cash flows associated with the long-lived assets compared to the carrying value to determine if a write-down is required. To the extent such projection indicates that the undiscounted cash flow is not expected to be adequate to recover the carrying amounts, the assets are written down to their fair value.

Goodwill and Intangible Assets

Goodwill represents primarily the excess of the agreed-upon value of the business contributed over the fair value of assets and liabilities contributed at the formation of the joint venture on April 1, 2001, and the excess of the cost of the businesses acquired over the fair market value of identifiable net assets at the date of acquisition for Trade in 2005. Intangible assets are comprised principally of franchise fees; a tradename acquired during the purchase of Trade; and non compete agreements executed in 2007 and 2006 in connection with the purchase of certain stores. The tradename is valued at the appraised value at acquisition and is being amortized on a straight-line basis over 10 years, the length of the license. The non compete agreements were valued at fair value and amortized over the useful lives of the related agreements. The non compete agreements were fully amortized at December 31, 2012.

In accordance with ASC 350, Intangibles—Goodwill and Other, goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to annual undiscounted cash flow impairment tests. In evaluating goodwill for impairment, the Company elected the option under ASC 350 to perform a qualitative assessment for its single reporting unit. The guidance in ASC 350 permits a company to first qualitatively evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company determined, based on the factors included in that guidance, it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. Therefore, a quantitative test was not required. No impairment loss was recorded during the years ended December 31, 2012 and 2011.

Claims and Insurance Accruals

Claims and insurance accruals reflect the estimated ultimate cost of claims, including amounts for claims incurred but not reported, for general liability, automobile, medical, property and workers’ compensation.

Income Taxes

There is no provision for income taxes reflected in the consolidated financial statements since such taxes, both state and federal, are the individual liabilities of the respective members.

Advertising Costs

The Company expenses advertising costs to selling, general, and administrative expenses as incurred. Advertising expense was $7,955 and $6,981 for the years ended December 31, 2012 and 2011, respectively.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

Presentation of Comprehensive Income

Effective January 1, 2012, the Company adopted the provisions of FASB Accounting Standards Update 2011-05, Presentation of Comprehensive Income, which requires comprehensive income to be presented at the end of the income statement as one continuous statement or as a separate statement immediately following the income statement. The Company elected to adopt the continuous statement method.

Reclassifications

Certain amounts in the consolidated financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income or members’ equity.

3. Inventories

Inventories consist of the following:

	December 31,
	2012	2011
Gasoline	$19,255	18,199
Diesel	13,279	12,487
Kerosene	2,947	2,894
Merchandise	24,046	23,814
Cigarette	14,375	13,390
Lottery	3,534	3,689

Total inventories	77,436	74,473
LIFO adjustment	(22,677)	(20,937)

Total LIFO inventories	$54,759	$53,536

For approximately 64% and 63% of the Company’s inventories at December 31, 2012 and 2011, respectively, cost was determined using the last-in, first-out, or LIFO method.

4. Goodwill and Intangible Assets

Goodwill and intangible assets consist of the following:

	Estimated Useful Life in Years	December 31,
		2012	2011
Goodwill	—	$53,747	$53,747
Franchise fees (net of accumulated amortization of $1,462 and $1,101 at December 31, 2012 and 2011 respectively)	3 - 20	5,157	5,285
Tradename (net of accumulated amortization of $1,213 and $1,053 at December 31, 2012 and 2011 respectively)	10	387	547
Non compete (net of accumulated amortization of $1,286 and $1,236 at December 31, 2012 and 2011 respectively)	5	—	50

Total goodwill and intangible assets		$59,291	$59,629

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

There was no impairment of goodwill during the years ended December 31, 2012 and 2011, and there was no accumulated impairment loss related to previous years. Amortization expense associated with intangible assets was $571 and $718 for the years ended December 31, 2012 and 2011. Amortization expense for each of the next five years is estimated as follows:

Year Ended December 31,	Amount
2013	$506
2014	480
2015	376
2016	308
2017	308

5. Property and Equipment

Property and equipment consists of the following:

	December 31,
	2012	2011
Land and land improvements	$176,524	165,619
Buildings	130,933	117,920
Equipment	341,712	317,053
Capitalized software	7,328	7,368
Construction in progress	11,348	8,925

Total property and equipment, at cost	667,845	616,885
Accumulated depreciation and amortization	(223,725)	(195,464)

Total property and equipment, net	$444,120	$421,421

Depreciation expense for the years ended December 31, 2012 and 2011 was approximately $32,467 and $30,769, respectively.

6. Leases

The Company leases certain property and equipment under various renewable operating lease agreements, substantially all of which are with the shareholders of A.T. Williams Oil Company and the former owners of Trade. The leases generally have initial terms of 20 years with options to extend the term for two consecutive five-year terms. Rent is payable monthly at fixed amounts which are subject to adjustment every five years based on changes in the consumer price index. Accrued rent was $764 and $762 at December 31, 2012 and 2011, respectively, and is included in accrued expenses. Rent expense was $20,323 and $19,787 for the years ended December 31, 2012 and 2011, respectively. Maximum annual future commitments under noncancellable leases for each of the years 2013 through 2017 average approximately $20,300. Future commitments under noncancellable leases for periods subsequent to 2017 total approximately $134,400. The Company leases retail store facilities for which portions are, in some cases, subsequently subleased to third parties. Rental income was $2,260 and $2,219 for the years ended December 31, 2012 and 2011, respectively.

The Company has the option under certain circumstances to purchase substantially all properties owned, either directly or indirectly, by A.T. Williams Oil Company and by its shareholders, at fair market value.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

7. Debt

	December 31,
	2012	2011
Note payable to financing institution, with interest at 9.79%, payable in increasing monthly installments through November 2016	$1,413	$1,699
$60 million term loan, with interest at LIBOR plus 0.75%, payable March 2018	26,250	31,250
$9.25 million term loan, with interest at LIBOR plus 0.75%, payable March 2016	3,006	3,931
$75 million line of credit with bank, with interest at LIBOR plus 1.00%, maturing March 2014	44,422	13,033

Total debt	75,091	49,913
Less current portion	6,240	6,211

Total long-term debt	$68,851	$43,702

The note payable of $1,413 at December 31, 2012 is secured by property with a book value of $5,708 at December 31, 2012.

The $60 million term loan requires monthly installments of $417 plus interest at LIBOR plus 0.75% (0.96% at December 31, 2012), and the $9.25 million term loan requires monthly installments of $77 plus interest at LIBOR plus 0.75% (0.96% at December 31, 2012).

The line of credit had an original maturity of March 31, 2011, and provided for up to $60 million in borrowings at LIBOR plus 0.75%. On March 31, 2011, the Company renewed the line of credit, reducing availability to a $50 million line of credit, which bears interest at LIBOR plus 1.00%. On February 28, 2012, the Company amended the line of credit to increase availability to $75 million. The line of credit also provides for the issuance of letters of credit, which are issued on an as-needed basis. At December 31, 2012 and 2011, $14,022 and $16,272, respectively, was outstanding under letters of credit.

The $60 million term loan and the $9.25 million term loan contain provisions requiring maintenance of certain net worth and other financial ratios. A.T. Williams Oil Company guarantees the full and prompt payment and performance arising in respect of the $60 million term loan.

Maturities of long-term debt at December 31, 2012 are as follows:

2013	$6,240
2014	50,694
2015	6,308
2016	5,599
2017	5,000
Thereafter	1,250

Total debt	$75,091

Interest paid on long-term borrowings for the years ended December 31, 2012 and 2011 was $1,155 and $1,267, respectively, of which $259 and $214, respectively, was capitalized.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

8. Employee Benefit Plans

The Company sponsors a defined contribution plan that covers all full-time employees of the Company. The Company matches 100% of the first 3% of eligible compensation contributed by participants and 50% of the second 2% with a total maximum matching contribution of 4%. The costs of the Company’s contributions were $635 and $603 for the years ended December 31, 2012 and 2011, respectively.

The Company also sponsors a long-term incentive plan covering certain members of management of the Company. Annual awards under this plan are determined based upon the Company’s operating results for the year and vest to participants over a 10 year period at a vesting rate of 5% per year for the first five years and 15% per year thereafter. Amounts earned by participants accrue interest as determined under the plan until paid in full. Payment of the vested portion of a participant’s account will be made in annual installments over a five-year period beginning in the year following termination of employment. The costs of awards under the plan, which are recognized in selling, general, and administrative expenses, were approximately $585 and $414 in 2012 and 2011, respectively. The plan is not funded, and the Company has the right to terminate the plan at any time.

9. Transactions with Related Parties

The Company purchases a significant amount of fuel (approximately $3.1 billion and $2.9 billion during the years ended 2012 and 2011, respectively) from Hess Corporation at rates the Company believes to be consistent with prevailing market rates. Accounts payable due to Hess was approximately $118.6 million and $128.1 million at December 31, 2012 and 2011, respectively.

Accounts receivable from related parties was $759 and $173 at December 31, 2012 and 2011, respectively. These receivables relate primarily to net realized gains on settled fuel forward contracts entered into on the Company’s behalf by Hess Corporation and also amounts owed to the Company for expenditures on properties owned by shareholders. As of December 31, 2012, there was $667 due from Hess Corporation related to net realized gains on fuel forward contracts. There was no amount due from Hess Corporation related to settled contracts as of December 31, 2011.

10. Commitments and Contingencies

The Company participates in various state insurance funds providing up to $1,000 of coverage (including deductibles and co-payments) per occurrence for cleanup expenses and third-party liability protection due to contamination from leaking underground storage tanks currently being operated.

The Company is self-insured for workers’ compensation, general liability, business auto and directors and officers insurance up to $350 per occurrence. Claims and insurance accruals reflect the estimated total cost of claims, including amounts for claims incurred but not reported. Because of the uncertainty of the ultimate resolution of outstanding claims, it is possible these estimates could change. Insurance expense for the plans discussed above was $5,670 and $5,283 for the years ended December 31, 2012 and 2011, respectively.

11. Subsequent Events

The Company evaluated subsequent events through April 30, 2013, which is the date the financial statements were available for issuance.

Report of Independent Auditors

The Members

WilcoHess LLC

We have audited the accompanying consolidated balance sheets of WilcoHess LLC as of December 31, 2011 and 2010, and the related consolidated statements of income, changes in members’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of WilcoHess LLC at December 31, 2011 and 2010, and the consolidated results of its operations and its cash flows for the years then ended in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP
Greensboro, NC April 20, 2012

WilcoHess LLC

Consolidated Balance Sheets

	December 31,
	2011	2010
Assets
Current assets:
Cash and cash equivalents	$15,906,015	$18,269,998
Accounts receivable, less allowance for doubtful accounts of $50,477 and $52,194, respectively	51,317,548	34,336,674
Inventories	53,536,342	50,659,572
Due from related parties	172,658	858,162
Other current assets	3,358,271	2,675,428

Total current assets	124,290,834	106,799,834
Property and equipment, net	421,421,079	380,809,993
Goodwill and other intangible assets	59,629,105	58,914,773

Total assets	$605,341,018	$546,524,600

Liabilities and members’ equity
Current liabilities:
Accounts payable:
Trade payables	$29,706,978	$25,408,233
Other	1,205,135	655,587
Accrued salaries and wages	2,521,259	2,124,902
Due to related parties	128,133,176	108,282,605
Accrued expenses	15,137,156	13,196,583
Current portion of deferred revenue	966,141	1,052,296
Current portion of long-term debt	6,210,699	6,184,158

Total current liabilities	183,880,544	156,904,364
Long-term debt, less current portion	43,702,172	36,880,187
Deferred revenue	803,250	895,148
Deferred compensation	4,321,929	4,739,119
Other liabilities	2,866,940	3,150,767

Total liabilities	235,574,835	202,569,585
Members’ equity:
Member equity—Hess Corporation	167,002,763	155,858,694
Member equity—A.T. Williams Oil Company	163,034,263	151,890,194
Member equity—Trade Oil Company	40,433,106	37,393,815
Accumulated other comprehensive loss	(703,949)	(1,187,688)

Total members’ equity	369,766,183	343,955,015

Total liabilities and members’ equity	$605,341,018	$546,524,600

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Income

	Year Ended December 31
	2011	2010
Sales	$4,147,382,553	$3,278,981,950
Operating costs and expenses:
Cost of sales	3,851,964,575	3,010,430,484
Selling, general and administrative	255,691,945	239,373,233

Operating income	39,726,033	29,178,233
Gain on sale of property and equipment	449,889	279,098
Interest expense	(1,052,923)	(1,316,263)
Interest income	61,121	387,994
Rental income	2,219,379	2,586,941
Other income, net	4,822,441	4,268,847

Net income	$46,225,940	$35,384,850

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Changes in Members’ Equity

	Hess Corporation	A. T. Williams Oil Company	Trade Oil Company	Accumulated Other Comprehensive Loss	Total
Balance at December 31, 2009	$147,576,200	$143,607,700	$35,134,953	$(1,159,436)	$325,159,417
Distributions	(7,286,840)	(7,286,840)	(1,987,320)	—	(16,561,000)
Comprehensive income:
Net income	15,569,334	15,569,334	4,246,182	—	35,384,850
Change in unrealized loss on cash flow hedge	—	—	—	(28,252)	(28,252)

Total comprehensive income	15,569,334	15,569,334	4,246,182	(28,252)	35,356,598

Balance at December 31, 2010	155,858,694	151,890,194	37,393,815	(1,187,688)	343,955,015
Distributions	(9,195,345)	(9,195,345)	(2,507,821)	—	(20,898,511)
Comprehensive income:
Net income	20,339,414	20,339,414	5,547,112	—	46,225,940
Change in unrealized loss on cash flow hedge	—	—	—	483,739	483,739

Total comprehensive income	20,339,414	20,339,414	5,547,112	483,739	46,709,679

Balance at December 31, 2011	$167,002,763	$163,034,263	$40,433,106	$(703,949)	$369,766,183

See accompanying notes.

WilcoHess LLC

Consolidated Statements of Cash Flows

	Year Ended December 31
	2011	2010
Operating activities
Net income	$46,225,940	$35,384,850
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	31,486,996	30,437,891
Gain on sale of property and equipment	(449,889)	(279,098)
Changes in operating assets and liabilities:
Accounts receivable	(16,861,886)	1,752,538
Inventory	(2,876,770)	(2,729,382)
Other assets	(2,115,343)	(727,817)
Due from related parties	685,504	307,690
Due to related parties	19,850,571	21,748,601
Accounts payable and accrued expenses	2,946,151	(210,545)
Deferred revenue	162,493	2,250
Deferred compensation	414,000	408,000

Net cash provided by operating activities	79,467,767	86,094,978
Investing activities
Proceeds from the sale of property and equipment	638,393	167,939
Purchases of property and equipment	(68,420,138)	(51,135,021)

Net cash used in investing activities	(67,781,745)	(50,967,082)
Financing activities
Distributions to members	(20,898,511)	(16,561,000)
Net borrowings (repayments) on line of credit	13,032,664	(7,513,680)
Payments on long-term debt	(6,184,158)	(6,160,082)

Net cash used in financing activities	(14,050,005)	(30,234,762)

Net (decrease) increase in cash and cash equivalents	(2,363,983)	4,893,134
Cash and cash equivalents at beginning of period	18,269,998	13,376,864

Cash and cash equivalents at end of period	$15,906,015	$18,269,998

See accompanying notes.

WilcoHess LLC

Notes to Consolidated Financial Statements

December 31, 2011

1. Organization

On April 1, 2001, WilcoHess LLC (the Company) and its subsidiaries, Wilco Food Services LLC and Wilco Transportation LLC, were formed through a joint venture between A.T. Williams Oil Company and Hess Corporation, whereby Hess Corporation contributed cash of $86,300,000 and A.T. Williams Oil Company contributed substantially all of its operating assets and liabilities valued at $81,550,000 to the Company. The assets and liabilities contributed by A.T. Williams Oil Company were recorded at their estimated fair market values, with the excess of agreed-upon capital over net assets contributed recorded as goodwill.

On June 22, 2005, the Company acquired certain assets of Trade Oil Company (Trade), owner of 102 convenience stores located throughout eastern North Carolina. As partial consideration for the purchase, the Company issued a 12% non-voting ownership interest in the Company to Trade, valued at $21,600,000, which decreased the ownership interests of A.T. Williams Oil Company and Hess Corporation to 44% each.

The Company is primarily engaged in the retail sale of petroleum products (gasoline, diesel, kerosene and fuel oil). The Company operates convenience stores and truck stops in North Carolina, Virginia, South Carolina, Georgia, Alabama, Pennsylvania, Florida and Tennessee. The Company shall dissolve upon the first to occur of any of the following: the sale or disposition of all or substantially all of the property, unanimous election to that effect by all members or at any time there are no members.

2. Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. Wilco Food Services, LLC’s fiscal year ends on the Sunday in December closest to the end of the calendar year. The Company’s consolidated financial statements for 2011 and 2010 include the accounts and operating results for this subsidiary as of and for the fiscal years ended December 25, 2011 and December 26, 2010, respectively. Intercompany accounts and transactions have been eliminated.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions which affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Cash and Cash Equivalents

All temporary, highly liquid investments with original maturities of three months or less at the date of purchase are considered to be cash equivalents.

Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable, derivative instruments and long-term debt. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of the asset or liability. At December 31, 2011 and 2010, the carrying amounts of the Company’s long-term debt approximated its fair value.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Company uses fuel purchase forward contracts through Hess Corporation to mitigate its exposure to fluctuations in fuel prices. The Company accounts for such contracts under Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC), Derivatives and Hedging (ASC 815), which requires all derivatives to be recorded on the balance sheet at fair value. If a derivative is a hedge, depending on the nature of the hedge, changes in the fair value of derivatives are either offset against the change in fair value of the hedged assets, liabilities or firm commitments through earnings or are recorded in other comprehensive income (OCI) until the hedged item is recognized in earnings. The ineffective portion of a derivative’s change in fair value is immediately recognized in earnings. The Company does not enter into derivative financial instruments for trading purposes nor is it a party to any leveraged financial instruments. The forward contracts are recorded at fair value in the Company’s balance sheet based on the valuation provided by Hess Corporation and all changes in fair value are recognized in cost of sales. There were no open fuel purchase forward contracts at December 31, 2011 or 2010. For the years ended December 31, 2011 and 2010, the Company recognized $1,015,000 in net gains and $1,382,000 in net losses on forward contracts, respectively. Gains and losses on the Company’s fuel purchase forward contracts are included within cost of sales at December 31, 2011 and 2010, respectively. The Company did not utilize hedge accounting for any fuel purchase forward contacts at December 31, 2011 or 2010.

In 2008, the Company entered into an interest rate swap to convert cash flows associated with a portion of its term debt from variable to fixed. The swap qualified for hedge accounting and was designated as a cash flow hedge. There was no ineffectiveness for the fiscal years ended December 31, 2011 or 2010. The interest rate swap is recorded at fair value and adjustments are recorded as an adjustment to accumulated other comprehensive income. The fair value of the interest rate swap was a liability of approximately $704,000 and $1.2 million at December 31, 2011 and 2010, respectively, which is included in other long-term liabilities in the accompanying balance sheets. The net derivative loss recorded in other comprehensive income (loss) will be reclassified into earnings over the term of the underlying cash flow hedge. The estimated amount of the existing losses in OCI at December 31, 2011 expected to be reclassified into net income over the next twelve months is approximately $497,000. The amount that will be reclassified into earnings will vary depending upon the movement of the underlying interest rates. As interest rates decrease, the charge to earnings will increase. Conversely, as interest rates increase, the charge to earnings will decrease.

The Company measures fair value using the guidance in ASC 820, Fair Value Measurements and Disclosures, which specifies a hierarchy of valuation techniques based upon whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair-value hierarchy:

Level 1—Quoted prices for identical instruments in active markets;

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and value drivers are observable in active markets; and

Level 3—Valuations derived from techniques in which significant inputs or value drivers are unobservable.

The hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company measures the fair value of its derivatives, which at December 31, 2011 and 2010 consisted of an interest rate swap with a bank, on a recurring basis using level 2 inputs. The fair value for our interest rate swaps are derived using pricing models that rely on market observable inputs such as yield curves and therefore are classified as Level 2.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Revenue Recognition

Revenue is recognized from sale of petroleum products and other merchandise at point of sale. Sales of petroleum products are reported on a gross basis, with excise and similar taxes included in both revenues and cost of sales. Sales of all other products are reported net of excise and similar taxes. Sales-based taxes included in revenues and cost of sales for the years ended December 31, 2011 and 2010, were $510,081,377 and $480,947,286, respectively. Cost of sales includes cost of products purchased, charges or credits associated with inventory reserves, shipping and handling, and all cost required to be included in cost of sales.

Credit Risk

The Company’s principal financial instrument subject to potential concentration of credit risk is accounts receivable, which are unsecured. The Company had no one customer that accounted for more than 10% of sales. The Company performs periodic credit evaluations of its customers’ financial condition, but generally does not require collateral. Allowances are maintained for potential credit losses and such losses have been within management’s expectations. The Company maintains cash and cash equivalents with several major financial institutions and at times such amounts may exceed the F.D.I.C. insured limits. The Company exceeded the F.D.I.C limits by $3,418,792 and $8,403,963 at December 31, 2011 and 2010, respectively.

Allowances and Credits from Vendors

The Company receives various types of allowances and credits from vendors of convenience store merchandise in the form of volume rebates, rebates that constituted a percentage of convenience store merchandise sales and distributor allowances. These rebates and allowances are recognized as a reduction of cost of sales when earned.

Accounts Receivable

Accounts receivable consist primarily of amounts due from customers related to debit and credit card purchases and amounts due from vendors for rebates and allowances. The Company provides an allowance for doubtful accounts that represents an estimate of uncollectible accounts receivable for non-credit card receivables. The determination of the allowance includes certain judgments and estimates including the customers’ willingness or ability to pay and the ongoing relationship with the customer. These amounts are continuously monitored as additional information is obtained.

Inventories

Inventories, consisting of gasoline, oil, merchandise inventory and miscellaneous items, are valued at the lower of cost or market. Costs for cigarettes, gasoline, fuel oil and kerosene are determined by the last-in, first-out (LIFO) method. Costs for merchandise inventory and miscellaneous items are determined by the first-in, first-out (FIFO) method, as estimated under the retail inventory method.

Property and Equipment

Property and equipment are recorded at cost. Depreciation and amortization are determined by the straight-line method over the estimated useful lives ranging from 3 to 25 years. Expenditures for maintenance and repairs are charged to expense as incurred. The Company had repairs and maintenance expense of approximately $9,512,000 and $8,855,000 at December 31, 2011 and 2010, respectively.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

The Company periodically reviews the carrying value and estimated useful life of its long-lived assets to determine whether current events and circumstances warrant adjustments. This valuation is performed using the expected future undiscounted cash flows associated with the long-lived assets compared to the carrying value to determine if a write-down is required. To the extent such projection indicates that the undiscounted cash flow is not expected to be adequate to recover the carrying amounts, the assets are written down to their fair value.

Goodwill and Intangible Assets

Goodwill represents primarily the excess of the agreed-upon value of the business contributed over the fair value of assets and liabilities contributed at the formation of the joint venture on April 1, 2001, and the excess of the cost of the businesses acquired over the fair market value of identifiable net assets at the date of acquisition for Trade in 2005. Intangible assets are comprised principally of franchise fees, a tradename acquired during the purchase of Trade and non-compete agreements executed in 2007 and 2006 in connection with the purchase of certain stores. The tradename is valued at the appraised value at acquisition and is being amortized on a straight-line basis over ten years, the length of the license. The non-compete agreements are valued at fair value and are being amortized over useful lives of five years, the length of the non-compete agreements.

In accordance with ASC 350, Intangibles—Goodwill and Other, goodwill and other intangible assets with indefinite useful lives are not amortized but are subject to annual undiscounted cash flow impairment tests. In evaluating goodwill for impairment, the Company elected the option under ASC 350 to perform a qualitative assessment for the Company’s single reporting unit. The guidance in ASC 350 permits a company to first qualitatively evaluate whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. The Company determined that based on the factors included in guidance that it is not more likely than not that the fair value of the reporting unit is less than its carrying amount. Therefore, a quantitative test was not required. No impairment loss was recorded in 2011 or 2010.

Claims and Insurance Accruals

Claims and insurance accruals reflect the estimated ultimate cost of claims, including amounts for claims incurred but not reported, for general liability, automobile, medical, property and workers compensation.

Income Taxes

There is no provision for income taxes reflected in the consolidated financial statements, since such taxes, both state and federal, are the individual liabilities of the respective members.

Advertising Costs

The Company expenses advertising costs to selling, general, and administrative expenses as incurred. Advertising expense was $6,981,207 and $6,267,943 for the years ended December 31, 2011 and 2010, respectively.

Reclassifications

Certain amounts in the 2011 financial statements have been reclassified to conform to the current year presentation. These reclassifications had no impact on previously reported net income or previously recorded members’ equity.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

Recently Issued Accounting Standards

Presentation of Comprehensive Income

In June 2011, the Financial Accounting Standards Board (FASB) issued Accounting Standard Update (ASC) 2011-05, Presentation of Comprehensive Income, which amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income. The option under current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholder’s and member’s equity has been eliminated. This amendment is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. The Company does not expect that this guidance will have an impact on its consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

Accounting for Goodwill and Intangible Assets

In September 2011, the FASB issued ASU 2011-08, Testing Goodwill for Impairment, which amended its guidance on testing goodwill for impairment. This standard allows entities to use a qualitative approach to test goodwill for impairment and permits an entity to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If it is concluded that this is the case, it is necessary to perform the currently prescribed two-step goodwill impairment test.

Otherwise, the two-step goodwill impairment test is not required. This standard is effective for fiscal years beginning after December 15, 2011. Early adoption is permitted. The adoption of this standard did not have an impact on the Company’s consolidated financial statements. The Company early adopted this standard as of December 31, 2011.

Disclosures for Fair Value Measurements

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amended its guidance to converge fair value measurement and disclosure guidance about fair value measurement under U.S. GAAP with International Financial Reporting Standards (IFRS). IFRS is a comprehensive series of accounting standards published by the International Accounting Standards Board. The amendment changes the wording used to describe many of the requirements in U.S. GAAP for measuring fair value and for disclosing information about fair value measurements. For many of the requirements, the FASB does not intend for the amendment to result in a change in the application of the requirements in the current authoritative guidance. The amendment becomes effective for fiscal years beginning after December 15, 2011. Early application is not permitted. The Company does not expect the amendment to have a material impact on its consolidated financial position, results of operations or cash flows.

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures About Fair Value Measurements, authoritative guidance for fair value measurements. This guidance now requires a reporting entity to disclose separately the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements and

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

2. Significant Accounting Policies (continued)

also to describe the reasons for these transfers. This authoritative guidance also requires enhanced disclosure of activity in Level 3 fair value measurements. The guidance for Level 1 and Level 2 fair value measurements was effective for the reporting period ended June 30, 2010. The implementation did not have an impact on the Company’s consolidated financial position, results of operations or cash flows as it is disclosure-only in nature. The guidance for Level 3 fair value measurements disclosures was effective for fiscal year ended December 31, 2011. This guidance did not have an impact on the Company’s consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

Credit Quality

In July 2010, the FASB issued ASU 2010-20, Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses, which requires additional disclosures about the credit quality of financing receivables and the allowance for credit losses. The required disclosures include a description of (i) the nature of credit risk inherent in the Company’s portfolio of financing receivables and (ii) how that risk is analyzed and assessed in arriving at the allowance for credit losses. The standard also requires additional disclosure about the changes and reasons for those changes in the allowance for credit losses. This update is effective for the Company for periods ending after December 15, 2011. The adoption of this standard is not expected to have a material impact on the consolidated financial statements.

3. Inventories

Inventories consist of the following:

	December 31
	2011	2010
Gasoline	$18,198,413	$16,261,147
Diesel	12,487,330	10,055,027
Kerosene	2,894,301	3,104,898
Merchandise	23,814,354	21,708,433
Cigarette	13,389,995	13,467,680
Lottery	3,688,977	3,834,192

Total inventories	74,473,370	68,431,377
LIFO adjustment	(20,937,028)	(17,771,805)

	$53,536,342	$50,659,572

At December 31, 2011 and 2010, 63% of inventory was valued on a LIFO basis.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

4. Goodwill and Intangible Assets

Goodwill and intangible assets are comprised of:

	Estimated Useful Life in Years	December 31
		2011	2010
Goodwill	—	$53,746,895	$53,746,895
Franchise Fees (net of accumulated amortization of $1,101,371 and $763,928 at December 31, 2011 and 2010, respectively)	3 – 20	5,285,610	4,190,553
Tradename (net of accumulated amortization of $1,053,333 and $893,333 at December 31, 2011 and 2010, respectively)	10	546,667	706,667
Non-compete (net of accumulated amortization of $1,235,567 and $1,014,842 at December 31, 2011 and 2010, respectively)	5	49,933	270,658

		$59,629,105	$58,914,773

Amortization expense associated with intangible assets was $718,168 and $659,553 for the years ended December 31, 2011 and 2010. Amortization expense for each of the next five years is estimated as follows:

Year Ended December 31	Amount
2012	$563,087
2013	490,253
2014	464,730
2015	361,070
2016	294,253

5. Property and Equipment

Property and equipment consists of the following:

	December 31
	2011	2010
Land and land improvements	$165,619,072	$153,658,164
Buildings	117,919,668	95,120,540
Equipment	317,053,498	288,102,136
Capitalized software	7,368,194	6,815,384
Construction in progress	8,925,071	8,301,404

	616,885,503	551,997,628
Accumulated depreciation and amortization	(195,464,424)	(171,187,635)

	$421,421,079	$380,809,993

Depreciation expense for the years ended December 31, 2011 and 2010 was approximately $30,769,000 and $29,778,000, respectively.

6. Leases

The Company leases certain property and equipment under various renewable operating lease agreements, substantially all of which are with the shareholders of A.T. Williams Oil Company and the former owners of Trade. The leases generally have initial terms of twenty years with options to extend the term for two consecutive

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

6. Leases (continued)

five-year terms. Rent is payable monthly at fixed amounts which are subject to adjustment every five years based on changes in the consumer price index. Accrued rent was approximately $762,000 and $712,000 at December 31, 2011 and 2010, respectively, and is included in accrued expenses. Rent expense was $19,787,068 and $18,671,868 for the years ended December 31, 2011 and 2010, respectively. Maximum annual future commitments under noncancellable leases for each of the years 2012 through 2016 average approximately $19,300,000. Future commitments under noncancellable leases for periods subsequent to 2016 total approximately $141,400,000. The Company leases retail store facilities which are, in some cases, subsequently subleased to third parties. Rental income was $2,219,379 and $2,586,941 for the years ended December 31, 2011 and 2010, respectively.

The Company has the option under certain circumstances to purchase substantially all properties owned, either directly or indirectly, by A.T. Williams Oil Company and by its shareholders, at fair market value, and the properties leased from the former owners of Trade Oil Company for a value of $3 million, increasing 2% each year beginning in 2006.

7. Debt

	December 31
	2011	2010
Note payable to financing institution, with interest at 9.79%, payable in increasing monthly installments through November 2016	$1,698,937	$1,958,075
$60 million term loan, with interest at LIBOR plus 0.75%, payable March 2018	31,250,000	36,250,000
$9.25 million term loan, with interest at LIBOR plus 0.75%, payable March 2016	3,931,270	4,856,270
$75 million line of credit with bank, with interest at LIBOR plus 1.00%, maturing March 2014	13,032,664	—

	49,912,871	43,064,345
Less current portion	6,210,699	6,184,158

	$43,702,172	$36,880,187

The note payable of $1,698,937 at December 31, 2011, is secured by property with a book value of $4,054,728 at December 31, 2011.

The $60 million term loan requires monthly installments of $416,667 plus interest at LIBOR plus 0.75% (1.021% at December 31, 2011), and the $9.25 million term loan requires monthly installments of $77,083 plus interest at LIBOR plus 0.75% (1.021% at December 31, 2011).

The line of credit had an original maturity of March 31, 2011, and provided for up to $60 million in borrowings at LIBOR plus .75%. On March 31, 2011, the Company renewed the line of credit, reducing availability to a $50 million line of credit which bears interest at LIBOR plus 1.00%. On February 28, 2012, the Company amended the line of credit to increase availability to $75 million. The line of credit also provides for the issuance of letters of credit which are issued on an as needed basis. At December 31, 2011 and 2010, $16,271,700 and $13,991,700, respectively, was outstanding under letters of credit.

The $60 million term loan and the $9.25 million term loan contain provisions requiring maintenance of certain net worth and other financial ratios. A.T. Williams Oil Company guarantees the full and prompt payment and performance arising in respect of the $60 million term loan.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

7. Debt (continued)

In June 2008, the Company entered into an interest rate swap agreement to convert a portion of the variable payments due under the $60 million term loan to fixed amounts, hedging against the impact of interest rate changes on future interest expense (forecasted cash flows). The notional amount of the swap at December 31, 2011 was approximately $15,625,000. Under the terms of the swap, the Company will make fixed rate payments to the counterparty, a bank, of 4.74% and in return receive payments at LIBOR plus 0.75%. Monthly payments began June 30, 2008, and continue until the swap terminates May 31, 2013. At December 31, 2011, the fair value of the swap was a liability of approximately $704,000. The change in the fair value of the swap is included in accumulated other comprehensive loss for the year ended December 31, 2011.

Maturities of long-term debt at December 31, 2011, are as follows:

2012	$6,210,699
2013	6,239,959
2014	19,304,880
2015	6,307,775
2016	5,599,558
Thereafter	6,250,000

$49,912,871

Interest paid on long-term borrowings for 2011 and 2010 was $1,267,156 and $1,439,420, respectively, of which $214,233 and $123,157, respectively, was capitalized.

8. Employee Benefit Plans

The Company sponsors a defined contribution plan that covers all full-time employees of the Company. The Company matches 100% of the first 3% of eligible compensation contributed by participants and 50% of the second 2% with a total maximum matching contribution of 4%. The costs of the Company’s contributions were $602,574 and $578,563 for the years ended December 31, 2011 and 2010, respectively.

The Company also sponsors a long-term incentive plan covering certain members of management of the Company. Annual awards under this plan are determined based upon the Company’s operating results for the year and vest to participants over a ten-year period. Amounts earned by participants accrue interest as determined under the plan until paid in full. Payment of the vested portion of a participant’s account will be made in annual installments over a five-year period beginning in the year following termination of employment. The costs of awards under the plan, included in selling, general, and administrative expenses, were approximately $414,000 and $408,000 in 2011 and 2010, respectively. The plan is not funded and the Company has the right to terminate the plan at any time.

9. Transactions with Related Parties

Substantially all purchases for fuel (approximately $2.9 billion in 2011 and $2.1 billion in 2010) are made at market rates from Hess Corporation. Accounts payable due to Hess was approximately $128.1 million and $108.3 million at December 31, 2011 and 2010, respectively.

Accounts receivable from related parties was $173,000 and $858,000 at December 31, 2011 and 2010, respectively. These receivables relate to reimbursements that are owed to the Company for expenditures on properties owned by shareholders.

WilcoHess LLC

Notes to Consolidated Financial Statements (continued)

9. Transactions with Related Parties (continued)

In October 2007, the Company sold eight convenience store properties to certain related parties for proceeds of $6.3 million and simultaneously leased the properties from the related parties. The net gain on the sale and leaseback transaction of $1.7 million was deferred and will be recognized ratably over the five-year term of the leases.

See Note 6 for a description of leases with related parties.

10. Commitments and Contingencies

The Company participates in various state insurance funds providing up to $1,000,000 of coverage (including deductibles and co-payments), per occurrence, for cleanup expenses and third party liability protection due to contamination from leaking underground storage tanks currently being operated.

The Company is self-insured for workers compensation, general liability, business auto and directors and officers insurance up to $350,000 per occurrence. Claims and insurance accruals reflect the estimated total cost of claims, including amounts for claims incurred but not reported. Because of the uncertainty of the ultimate resolution of outstanding claims, it is possible that the estimates could change. Insurance expense for the plans discussed above was $5,283,266 and $4,696,226 for the years ended December 31, 2011 and 2010, respectively.

11. Subsequent Events

The Company evaluated subsequent events through April 20, 2012, which is the date the financial statements were available for issuance.

WILCOHESS LLC

CONSOLIDATED BALANCE SHEET (UNAUDITED)

(Dollars in thousands)

	September 30,	December 31,
	2013	2012
ASSETS
Current Assets
Cash and cash equivalents	$12,897	$9,681
Accounts receivables, net	59,271	56,301
Inventories	47,201	54,759
Other current assets	4,359	3,865

Total current assets	123,728	124,606
Property, plant and equipment—net	459,337	444,120
Goodwill and other intangible assets	58,949	59,291

Total assets	$642,014	$628,017

LIABILITIES AND MEMBERS’ EQUITY
Liabilities and members’ equity
Accounts payable	$29,563	$30,372
Due to related parties	123,442	118,590
Accrued expenses and other current liabilities	21,701	20,501
Current portion of long-term debt	38,525	6,240

Total current liabilities	213,231	175,703

Long-term debt, less current portion	19,728	68,851
Other liabilities	6,715	6,865

Total liabilities	239,674	251,419

Total members’ equity	402,340	376,598

Total liabilities and members’ equity	$642,014	$628,017

See accompanying notes to consolidated financial statements.

WILCOHESS LLC

CONSOLIDATED STATEMENT OF INCOME AND OTHER COMPREHENSIVE INCOME (UNAUDITED)

(Dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Revenues and Other Income
Fuel sales	$2,862,257	$2,932,211
Merchandise sales	415,685	421,794
Other income	6,457	5,949

Operating income	3,284,399	3,359,954
Operating cost and expenses
Cost of purchased refined products	2,751,817	2,833,525
Cost of purchased merchandise	292,436	302,097
Operating expenses	132,563	127,315
General and administrative	50,047	48,165
Depreciation and amortization	24,775	23,488
Interest expense	663	872

Total costs and expenses	3,252,301	3,335,462
Net income	32,098	24,492
Other comprehensive income:
Change in unrealized cash flow hedge	202	373

Comprehensive Income	$32,300	$24,865

See accompanying notes to consolidated financial statements.

WILCOHESS LLC

CONSOLIDATED STATEMENT OF CASH FLOWS (UNAUDITED)

(Dollars in thousands)

	Nine Months Ended September 30,
	2013	2012
Operating Activities
Net Income	$32,098	$24,492
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	24,775	23,488
Gain on sale of property and equipment	(18)	(361)
Changes in operating assets and liabilities:
(Increase) decrease in accounts receivable	(2,970)	(14,075)
Decrease (increase) in inventory	7,558	1,758
(Increase) decrease in other assets	(537)	(815)
(Decrease) increase in accounts payable	(809)	(5,004)
Increase (decrease) in due to related parties	4,852	26,654
(Decrease) increase in accrued expenses and other current liabilities	1,251	5,303

Net cash provided by operating activities	66,200	61,440

Investing Activities
Purchases of property and equipment	(39,706)	(38,757)
Proceeds from the sale of property and equipment	117	533

Net cash used in investing activities	(39,589)	(38,224)

Financing Activities
Net (repayment) borrowings on line of credit	(12,158)	3,038
Distributions to members	(6,558)	(26,372)
Payments on long-term debt	(4,679)	(4,658)

Net cash used in financing activities	(23,395)	(27,992)

Net increase (decrease) in cash and cash equivalents	3,216	(4,776)
Cash and cash equivalents at beginning of period	9,681	15,906

Cash and cash equivalents at end of period	$12,897	$11,130

See accompanying notes to consolidated financial statements.

WILCOHESS LLC

CONSOLIDATED STATEMENT OF CHANGES IN MEMBERS’ EQUITY (UNAUDITED)

(Dollars in thousands)

	Hess Corporation	A.T. Williams Oil Company	Trade Oil Company	Accumulated Other Comprehensive Loss	Total
Balance at January 1, 2012	$167,003	$163,034	$40,433	$(704)	$369,766
Distributions	(11,604)	(11,604)	(3,164)	—	(26,372)
Comprehensive income	14,389	14,389	3,924	502	33,204

Balance at December 31, 2012	169,788	165,819	41,193	(202)	376,598

Distributions	(2,884)	(2,884)	(790)	—	(6,558)
Comprehensive income	14,123	14,123	3,852	202	32,300

Balance at September 30, 2013	$181,027	$177,058	$44,255	$—	$402,340

See accompanying notes to consolidated financial statements.

WILCOHESS LLC

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

1.	Basis of presentation and principles of combination

The financial statements included in this report reflect all normal and recurring adjustments, which in the opinion of management are necessary for a fair presentation of WilcoHess LLC’s (the Company) Consolidated Balance Sheet at September 30, 2013 and December 31, 2012 and the Consolidated Statements of Income and Other Comprehensive Income and Cash Flows for the nine month periods ended September 30, 2013 and 2012. The unaudited results of operations for the interim periods reported are not necessarily indicative of results to be expected for the full year.

These financial statements were prepared in accordance with the requirements of the Securities and Exchange Commission (SEC) for interim reporting. As permitted under those rules, certain notes or other financial information that are normally required by U.S. generally accepted accounting principles (GAAP) have been condensed or omitted from these interim financial statements. These statements, therefore, should be read in conjunction with the accompanying Company Consolidated financial statements and related notes included in the Hess Retail Corporation’s Form 10 for the year ended December 31, 2012. Certain information in the financial statements and notes has been reclassified to conform to the current period presentation.

In June 2013, Hess Corporation agreed to purchase the 56% equity interest in the Company that it did not already own for cash consideration of $290,000 and the settlement of liabilities. The consummation of this transaction is subject to customary closing conditions and is expected to close in the first quarter of 2014. Subsequent events have been evaluated through January 8, 2014.

2.	Inventories

Inventories consist of the following:

	September 30, 2013	December 31, 2012
Gasoline and other refined products	$28,717	$35,481
Convenience store merchandise	41,386	41,955
LIFO adjustment	(22,902)	(22,677)

Total Inventories	$47,201	$54,759

For approximately 59% and 64% of the Company’s inventories at September 30, 2013 and December 31, 2012, respectively, cost was determined using the last-in, first-out, or LIFO method.

3.	Debt

In the first nine months of 2013, the Company repaid net debt totaling $16,837, which consisted of net repayments on the line of credit of $12,158, principal payments on the $60,000 term loan totaling $3,750, principal payments on the $9,250 term loan of $694, and principal payments on the note payable to a financial institution of $235. The Company’s line of credit matures March 2014; accordingly, all borrowings under the line of credit are reflected as current debt.

WILCOHESS LLC

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

4.	Transactions with Related Parties

The Company purchases a significant amount of fuel from Hess Corporation at rates the Company believes to be consistent with prevailing market rates. The Company purchased approximately $2,300,000 for each of the nine month periods ending September 30, 2013 and 2012. Accounts payable due to Hess Corporation was $123,442 and $118,590 at September 30, 2013 and December 31, 2012, respectively.

Accounts receivable from related parties was $885 and $759 at September 30, 2013 and December 31, 2012, respectively. These receivables relate primarily to net realized gains on settled fuel forward contracts entered into on the Company’s behalf by Hess Corporation and also amounts owed to the Company for expenditures on properties owned by shareholders. As of December 31, 2012, there was $667 due from Hess Corporation related to net realized gains on fuel forward contracts. No amounts were outstanding as of September 30, 2013.

5.	Derivatives and Financial Instruments

Financial instruments consist of cash and cash equivalents, accounts receivable, account payable, derivative instruments and long-term debt. The carrying values of cash and cash equivalents, accounts receivable and accounts payable approximate their fair value due to the short-term nature of the asset or liability. At September 30, 2013 and December 31, 2012, the carrying amounts of the Company’s long-term debt approximated its fair value.

The Company measures fair value using the guidance in ASC 820, Fair Value Measurements and Disclosures, which specifies a hierarchy of valuation techniques based upon whether the inputs to those techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect the Company’s market assumptions. These two types of inputs have created the following fair value hierarchy:

Level 1—Quoted prices for identical instruments in active markets

Level 2—Quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, and model-derived valuations in which all significant inputs and value drivers are observable in active markets.

Level 3—Valuations derived from techniques in which significant inputs or value drivers are unobservable

The hierarchy requires the Company to minimize the use of unobservable inputs and to use observable market data, if available, when determining fair value. The Company measured the fair value of its interest rate swap, the only derivative instrument outstanding as of December 31, 2012, using pricing models that rely on market observable inputs such as yield curves, which are level 2 inputs. The Company had no derivative instruments outstanding at September 30, 2013.

Interest Rate Swap

The Company had an interest rate swap agreement to convert a portion of the variable payments due under the $60,000 term loan to fixed amounts, which hedged against the impact of interest rate changes on future interest expense (forecasted cash flows). Under the terms of the swap, the Company paid a fixed rate of interest to the counterparty (a financial institution) of 4.74% and in return received payments of LIBOR plus 0.75%. The swap matured on May 31, 2013. The swap qualified for hedge accounting and was designated as a cash flow hedge. There was no hedge ineffectiveness for the nine months ended September 30, 2013 and 2012. The notional

WILCOHESS LLC

NOTES TO COMBINED FINANCIAL STATEMENTS (UNAUDITED)

(Dollars in thousands)

amount of the swap at December 31, 2012 was $13,125. The swap was recorded at fair value and adjustments were recognized in other comprehensive income (OCI) on the accompanying Consolidated Statement of Income and Other Comprehensive Income.

As of December 31, 2012, the fair value of the swap represented unrealized losses of $202. The fair value of the swap as of December 31, 2012 was recorded in Accrued expenses and unrealized losses were recorded in Accumulated other comprehensive loss on the accompanying consolidated balance sheet. The net unrealized loss recorded in Accumulated other comprehensive loss at December 31, 2012 was recognized as interest expense over the remaining term of the swap agreement, which was through the end of May 2013.

6.	Contingencies

The Company is subject to loss contingencies with respect to environmental and other matters. A liability is recognized in the financial statements when it is probable a loss has been incurred and the amount can be reasonably estimated. The Company accrued $1,375 in the third quarter of 2013 in connection with such matters.

7.	Subsequent Events

On December 24, 2013, Hess Corporation entered into a purchase agreement to purchase the 56% equity interest in the Company that it did not already own for cash consideration of $290,000 and the settlement of liabilities. The consummation of this transaction is subject to customary closing conditions and is expected to close in the first quarter of 2014.